UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. April 7, 2016.- Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its 2015 annual report filed with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros de Chile).

Sociedad Química y Minera de Chile S.A.

Annual Report 2015

1) Index

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2) IDENTIFICATION OF THE ENTITY

2) IDENTIFICATION OF THE ENTITY

2) a) Identification of the Entity: Basic Identification

Company Name: Sociedad Química y Minera de Chile S.A.

Abbreviated Company Name: SQM

Legal Address: El Trovador 4285, Las Condes, Santiago, Chile

Chilean Taxpayer ID: 93.007.000-9

Type of Entity: Open stock corporation

2) b) Identification of the Entity: Legal Constitution

SQM was organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Notary Public of Santiago. Its existence was approved by Decree No. 1,164 of June 22, 1968, of the Ministry of Finance, and it was registered on June 29, 1968, in the Business Registry of Santiago, on page 4,537 No. 1,992.

2) c) Identification of the Entity: Contact Information

Corporate Headquarters:

Address: El Trovador 4285, Las Condes, Santiago, Chile

Telephone: +56 2 24252000

Fax: +56 2 24252268

Website: www.sqm.com

To contact our investor relations team:

Gerardo Illanes

Vice President of Finance and Investor Relations

gerardo.illanes@sqm.com

Telephone: +56 2 24252485

Kelly O’Brien

Head of Investor Relations

kelly.obrien@sqm.com

Telephone: +56 2 24252074

Carolyn McKenzie

Investor Relations

carolyn.mckenzie@sqm.com

Telephone: +56 2 24252280

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) a) Description of Business Environment: Historical Information

Commercial exploitation of the caliche ore deposits in northern Chile began in the 1830s, when sodium nitrate was extracted from the ore for use in the manufacturing of explosives and fertilizers. By the end of the nineteenth century, nitrate production had become the leading industry in Chile, and the country was the world’s leading supplier of nitrates. The accelerated commercial development of synthetic nitrates in the 1920s and the global economic depression in the 1930s caused a serious contraction of the Chilean nitrate business, which did not recover significantly until shortly before the Second World War. After the war, the widespread commercial production of synthetic nitrates resulted in a further contraction of the natural nitrate industry in Chile, which continued to operate at depressed levels into the 1960s.

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and the Production Development Corporation (Corporación de Fomento de la Producción or “Corfo”), a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. We accessed international capital markets again for the issuance of additional ADSs in 1995 and 1999. On December 21, 2006, two groups of shareholders, the “Pampa Group” (which includes the company Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A.) and Kowa Group (which includes the companies Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A and La Esperanza Delaware Corporation) signed a joint agreement and became the controlling group of SQM.

Since our inception, we have produced nitrates and iodine, which are obtained from the caliche ore deposits in northern Chile. In 1985, we began to use heap leaching processes to extract nitrates and iodine, and in 1986 we started to produce potassium nitrate at our Coya Sur facility. Between 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile, which enabled us to produce potassium chloride, lithium carbonate, potassium sulfate and boric acid.

From 2000 through 2004, we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization. In addition, in 2001, we signed a commercial distribution agreement with the Norwegian company Yara International ASA, in order to take advantage of cost synergies in the Specialty Plant Nutrition business line.

Starting in 2005, we began strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included the Kemira Emirates Fertiliser Company (“Kefco”) in Dubai in 2005 and the iodine business of Royal DSM N.V. (“DSM”) in 2006. We also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”), signed in 2008, for the production of potassium nitrate, and SQM VITAS, our joint venture with the French Roullier Group. Pursuant to the latter joint venture, in 2010, we launched a new line of soluble phosphate products, and in 2012 we built new plants for the production of water-soluble fertilizers in Brazil (Candeias), Peru and South Africa (Durban). We have also sold: (i) Fertilizantes Olmeca, our former Mexican subsidiary, in 2006, (ii) our stake in Impronta S.R.L., our former Italian subsidiary, in 2007 and (iii) our former butyllithium plant located in Houston, Texas, in 2008. These sales allowed us to concentrate our efforts on our core products.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals. In 2013 we also opened a trading office in Thailand.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate production capacity (including the Iris facility) of 8,500 metric tons per year of iodine at the facility. We also issued a bond in the international capital markets for US$250 million, primarily to refinance existing indebtedness.

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During the year, we increased our iodine production capacity at Nueva Victoria to approximately 9,000 metric tons per year.

3) b) Description of Business Environment: Industrial Sector

i) Products and Services

SQM is an integrated producer and seller of specialty plant nutrients, iodine, lithium, potassium fertilizers, and industrial chemicals. Our products are based on the development of high quality natural resources that make us a cost leader, supported by an international trading network specialized in sales in over 100 countries. SQM’s development strategy aims to maintain and enhance our global leadership in all of our business lines.

For further information, see section 3) C) Description of Business Environment: Activities and Businesses.

ii) Competition and Market Share

See section 3) C) Description of Business Environment: Activities and Businesses.

iii) Legal Framework

Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, tax laws, environmental laws, free competition laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We conduct our mining operations pursuant to judicial exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

Under Law No. 16,319 that created the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which prohibits the use of lithium for nuclear fusion. In addition, CCHEN has imposed annual quotas that limit the total tonnage of lithium authorized to be sold.

We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See section 3) E) Description of Business Environment: Risk Factors. The Water Code and related regulations are subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, Law No. 20,017, published in 2005, modified the Chilean laws relating to water rights and established that, under certain conditions, permanent water use rights of up to two liters per second for each well built prior to June 30, 2004, may be constituted in the areas where we conduct our mining operations. In promoting the constitution of these new water rights, the law does not consider the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to Chilean laws relating to water rights could have a material adverse impact on our business, financial condition and results of operations.

We operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials in conformity with maritime concessions, which have been granted by the respective administrative authority. These concessions are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

In 2005, Law No. 20,026, known as the Law to Establish a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera or the “Royalty Law”), established a royalty tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the law and taxes were increased.

In 2012, new modifications to the tax laws were enacted to set the corporate tax rate at 20% for companies like SQM.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that “Simplifies the Income Tax System and Modifies Other Legal Tax Provisions” was published. As a result of these reforms, open stock corporations, like SQM, are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado), and the corporate tax rate applicable to us has been increasing from 20% in 2013 to 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and subsequently to a maximum rate of 27% in 2018.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with the instructions of the Superintendency of Securities and Insurance (“SVS”), this effect was accounted for as an adjustment to net equity, reflected in our statement of financial position as of December 31, 2014.

Given the difference in accounting treatments between IFRS and the instructions of the SVS, we will continue to analyze the effects of the Tax Reform on our financial statements and reporting obligations, and we cannot be sure of how our future financial statements will reflect these changes.

The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, changes were made affecting companies that hire subcontractors to provide certain services. This new law, known as the Subcontracting Law (Ley de Subcontratación), further amends the Labor Accidents Law No. 16,744 to provide that when a serious accident in the workplace occurs, the company in charge of such workplace must halt work at the site where the accident took place until authorities from the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board, or the National Health Service inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the respective company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The application of this law could have a material adverse effect on our business, financial condition and results of operations.

On December 2, 2009, Law No. 20,393 went into effect, establishing criminal liability for legal entities, for the crimes of (a) asset laundering, (b) financing terrorism and (c) bribery. Such criminal liability applies to legal entities for the aforementioned crimes where such crimes are committed directly or indirectly in benefit of such legal entity, by the legal entity’s owners, controllers, representatives or principal executives, to the extent to which the commission of the crime is a consequence of the legal entity’s failure to fulfill its management and supervisory obligations. The law establishes that the company has fulfilled such obligations when it has adopted and implemented a prevention model for such crimes.

On January 1, 2010, Law No. 20,382 went into effect, introducing modifications to the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”). The new law regulates corporate governance and, in general, seeks to improve such matters as the professionalization of senior management at corporations, the transparency of information, and the detection and resolution of possible conflicts of interest. The law also establishes the requirement of at least one independent director for certain corporations, including SQM. Such director must be a member of the Directors’ Committee, a position which, in turn, grants the director further supervisory powers. The independent director may be proposed by any shareholder with an ownership interest of 1% or more in a company and must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders. The new law also defines the regulations regarding the information that companies must provide to the general public and to the SVS, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Evaluation Service (Servicio de Evaluación Ambiental) and the Superintendence for the Environment (Superintendencia del Medio Ambiente or “Superintendence for the Environment”). These changes introduced important amendments to environmental institutions and regulations by setting up new agencies and introducing new provisions and procedures applicable to projects whose operations bear an impact on the environment. The new Ministry designs and implements policies, plans and programs relating to environmental matters as well as to the conservation of Chile’s biodiversity and water and renewable energy resources. In addition, the Ministry is responsible for enacting emission and quality standard regulations, as well as environmental recovery and decontamination plans. The Environmental Evaluation Service plays an active role in the procedures of the Environmental Impact Evaluation System, and it is the administrative body through which large-scale investment projects are evaluated from an environmental standpoint. In general, regarding procedures for obtaining an environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments. Summary procedures, such as Environmental Impact Statements, allow comments in support or opposition under certain circumstances. Technical reports from governmental agencies are considered to be final. The Superintendence for the Environment is an independent agency which coordinates with other governmental agencies in charge of supervision of investment projects that have been approved through the Environmental Impact Evaluation System. Likewise, it receives, investigates and rules on complaints concerning the infringement of environmental regulations and sanctions violators, delivers injunction orders and levies relevant fines.

There are currently no material legal or administrative proceedings pending against us except as discussed in Note 19.1 to our Consolidated Financial Statements and below under “Safety, Health and Environmental Regulations in Chile,” and we believe we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law and the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”).

Health and safety at work are fundamental aspects in the management of mining operations, which is why we have made constant efforts to maintain good health and safety conditions for the people working at our mining sites and facilities. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Health and the Sernageomin, performs health and safety inspections at the mining sites and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. Our Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace where safety and health risks are managed appropriately. We must comply with the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the Sernageomin are entitled to use their enforcement powers to ensure compliance with the law.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. There is a requirement to provide a form of financial assurance to the Sernageomin to ensure compliance with the decommissioning plans. There are various types of financial assurance that satisfy the requirement. The mining site closure plans must be approved by the Sernageomin, and the corresponding financial assurances are subject to approval by the SVS.

The Environmental Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the Environmental Evaluation Service and the Superintendence for the Environment. The Superintendence for the Environment began operations on December 28, 2012. The new and modified Environmental Law replaced the National Commission for the Environment of Chile (Comisión Nacional del Medio Ambiente or “CONAMA”) with both the Ministry of the Environment, which is currently the governmental agency responsible for coordinating and supervising environmental issues and the Environmental Evaluation Service. Under the Environmental Law, we will continue to be required to conduct environmental impact studies or statements of any future projects or activities (or their significant modifications) that may affect the environment. The Superintendence for the Environment is responsible for supervising environmental performance during the construction, operation and closure of the projects that have been evaluated for environmental purposes, and it is also responsible for enforcing compliance with prevention and atmospheric decontamination plans. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities for observations or objections to be made during the environmental evaluation process. Annually, the Superintendence for the Environment audits a sample of approved projects to verify compliance with the environmental permits, and it may pursue fines or sanctions if applicable, which can be challenged in the Environmental Court.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, authorities approved a plan to reduce the atmospheric particulate levels later modified by Decree No. 37/2004 in March 2004, which called for an 80% reduction of the emissions of atmospheric particulate material. This was achieved by 2008 through the implementation of a project that modified the milling and screening systems used in the processing of the caliche ore at the María Elena facilities. Due to international market conditions, this project suspended its operation in March 2010, and today the milling and screening systems used in the processing of the caliche ore at the María Elena facilities have been suspended. During November 2015, the mining and milling operations at the Pedro de Valdivia facility were suspended. Air quality in the area has improved significantly, and compliance with Chilean air quality standards has been achieved for the years between 2013 and 2015. Therefore, the Ministry of Health’s 1993 resolution could be reviewed.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coastal town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our contribution to particulate matter emissions is very small (less than 0.20% of the total). However, the environmental authority included our operations in the decontamination plan that it developed for Tocopilla, and implementation of the plan began in October 2010. During 2008 and 2009, earlier than required, we implemented control measures for mitigating particulate matter emissions in our port operations according to the requirements of this plan. We do not expect any additional measures to be required of us following the implementation of the plan.

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and to continuously improving our environmental performance through our Environmental Management System (“EMS”), voluntary evaluations, such as Ecovadis, and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria, and the Protect&Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We employ our best efforts to ensure compliance with the complex regulatory environments in which it operates.

In June 2015, the European authority, the Food Chain Safety unit of the Directorate-General for Health and Consumers, modified the limits on perchlorate in food that were published in March 2015, although no significant changes were made with respect to the previous standard. The program to monitor perchlorate in food in general, as well as in drinking water, continues, and new limits for perchlorate levels in food are expected to be defined toward the end of 2016 or during 2017. The fertilizers we sell contain less than 0.01% perchlorate, and agronomical perchlorate uptake studies on target crops continue to be performed to demonstrate compliance with the provisional limits mentioned above when our products are used. Therefore, we do not anticipate difficulties with compliance.

With respect to regulations relating to explosives, a training program for employees of related companies in Europe was completed. Following the terrorist attacks in Paris in November 2015, the European Commission’s Directorate General for Industry announced an exhaustive review of the standards, to being in 2016. This meant the delay of a work plan to define the ranges of concentration for fertilizers. We continue to monitor the development of changes in the regulation through the participation of the Potassium Nitrate Association, on the public-private committee formed by the European Commission for this purpose.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

On June 1, 2015, the new Hazard Communication Standard of the U.S. Occupational Safety and Health Administration (“OSHA”), for the classification and updating of labels and safety data sheets went into effect. All of our product labels were modified in accordance with the new standard.

On June 1, 2015, European Union Classification and Labelling Regulation No. 1272/2008 went into effect for chemical product blends, which requires us and our related companies to modify the labels and safety data sheets for all of the specialty blends (NPKs) we produce and/or market and sell in Europe. All labels and safety data sheets were updated, resulting in a total of approximately 50 labels and 620 documents in the required languages, for a portfolio of 209 products.

On October 9, 2015, Official Standard NOM-018-STPS-2015 was published in Mexico, related to the harmonized system for the identification and communication of hazards and risks from hazardous chemicals in the workplace. The standard determines changes in product labels and workplace signage, as well as safety data sheets and employee training, and it enters into effect on October 9, 2018. In 2014, we began to make the necessary adjustments in our documentation as required by the new standard. To date, we still need to adapt workplace signage, train employees, and verify the obligations for third-party services.

3) c) Description of Business Environment: Activities and Businesses

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine. We also produce specialty plant nutrients, iodine derivatives, lithium and its derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 100 countries through our worldwide distribution network, with 89% of our sales in 2015 derived from countries outside Chile.

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression in the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. Potassium sulfate is a specialty fertilizer used primarily in crops such as vegetables, fruits and industrial crops. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in concentrated solar power plants as a means for energy storage. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile.

For the year ended December 31, 2015, we had revenues of US$1,728.3 million, gross profit of US$542.7 million and profit attributable to controlling interests of US$213.2 million. Our worldwide market capitalization as of December 31, 2015 was approximately US$5.0 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. Furthermore, we sell other specialty fertilizers including trading of third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. They are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application, our products are primarily marketed under the following brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application) and Allganic™ (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The needs of more sophisticated customers are causing the industry to provide solutions rather than individual products. The advantages of our products, plus customized specialty blends that meet specific needs along with the agronomic service provided, allow us to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

Iodine and its Derivatives: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD/LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components. We market iodine using the brand QIodine™.

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries. We also sell lithium chloride solutions, which are primarily used as an input for the production of lithium derivatives. We market lithium using the following brands: QLithiumCarbonate™, QLithiumHydroxide™ and QLubelith™.

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Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops. We market potassium chloride using the brand Qrop™ MOP.

Industrial Chemicals: We produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses. We market our industrial chemicals using the following brands: QSodiumNitrate™, QPotassiumNitrate™, QPotassiumChloride™, QBoricAcid™ and Ultrasol™.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the only company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2015, 2014 and 2013 according to our product lines:

	2015	2014	2013
Specialty Plant Nutrition	38%	35%	31%
Iodine and Derivatives	15%	17%	21%
Lithium and Derivatives	13%	10%	9%
Potassium	25%	29%	28%
Industrial Chemicals	6%	5%	7%
Other	3%	4%	4%
Total	100%	100%	100%

Business Strategy

Our general business strategy is to:

•	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, competitive pricing and the development of new products;
•	maintain our competitiveness through the continued increase in the efficiency of our production processes and cost reduction;
•	improve our operations on an ongoing basis, while taking care of our employees and the surrounding areas and communities, in accordance with our sustainable development policy;
•	evaluate and execute acquisitions, joint ventures or commercial alliances which have concrete synergies with our current core businesses or provide sustainable competitive advantages and
•	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. In order to take advantage of these opportunities, we have developed specific strategies for each of our product lines.

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Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) continue expanding our sales of natural nitrates by continuing to leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to and improve the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets in order to meet specific customer needs; (v) focus primarily on the markets for plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively and (viii) supply a product with consistent quality according to the requirements of our customers.

Iodine and its Derivatives

Our strategy in our iodine business is to: (i) increase or at least maintain our market share in the iodine market in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our sales of lithium carbonate, lithium hydroxide and lithium chloride solutions; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Potassium

Our strategy in our potassium business is to: (i) offer a portfolio of potassium products, including potassium sulfate, potassium chloride and other fertilizers, to our traditional markets; (ii) create flexibility to offer crystalized (standard) or granular (compacted) form products according to market requirements; (iii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business and (iv) supply a product with consistent quality according to the requirements of our customers.

Industrial Chemicals

Our strategy in our industrial chemical business is to: (i) maintain our leadership position in the industrial nitrates market as well as increase our supply of potassium chloride in markets where we have natural advantages; (ii) encourage demand growth in different applications; (iii) become a long-term, reliable supplier for the thermal storage industry, maintaining close relationships with R&D programs; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

New Business Ventures

From time to time we evaluate opportunities to expand in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future.

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We are continuously exploring the possibility of acquiring controlling stakes or other interests in companies that have mining properties in our core business areas and are in early stages of development. Consistent with our business strategy, we will continue to evaluate acquisitions, joint ventures and alliances in our core businesses and, depending on all facts and circumstances, may seek to acquire controlling stakes or other interests related to our core businesses both inside and outside of Chile, including other emerging markets.

In addition, we are actively conducting exploration for metallic minerals in the mining properties we own. If such minerals are found, we may decide to exploit, sell or enter into an association to extract these resources. Our exploration efforts are focused on the layer of bedrock that lies beneath the caliche ore that we use as the primary raw material in the production of iodine and nitrates. This bedrock has significant potential for metallic mineralization, particularly copper and gold. A significant portion of our mining properties are located in the Antofagasta Region of Chile, where many large copper producers operate.

We have an in-house geological exploration team that explores the area directly, drilling targets and assessing new prospects. In 2015, the team identified 25 new targets, using its own truck-mounted drill rigs. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 31, 2015, we had option agreements in place with seven companies, including small junior mining companies, private equity firms and large mining companies.

Main Business Lines

Specialty Plant Nutrition

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 47% of global potassium nitrate sales by volume in 2015. During 2015, the potassium nitrate market decreased by around 3%, reaching an approximate size of 1 million metric tons. The decrease was due to a combination of lower demand for potassium nitrate for open field application and a decrease in sales to China. These estimates include only agricultural use of potassium nitrate and do not include potassium nitrate produced and sold locally in China, only net imports/exports.

In addition to potassium nitrate, we also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;
•	improve the water use efficiency of crops and help conserve water;
•	are chloride-free, which prevents chloride toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants and

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•	are more attractive to customers who prefer products of natural origin.

In 2015, our specialty plant nutrients revenues decreased to US$651.2 million, representing 38% of our total revenues for that year and an 8.0% decrease from US$708.0 million in 2014. This decrease was the result of lower sales volumes and prices compared to 2014. Total sales volumes decreased approximately 5%, and prices decreased approximately 3% in 2015. However, sales volumes for water soluble fertilizers, which is the market that in general yields higher margins and has more growth potential, increased approximately 5% in 2015.

Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients includes producers of high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and others. Furthermore, we sell specialty plant nutrients to producers of chloride-sensitive crops. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics, and the increasing use of greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use; and (iii) the increase in demand for higher quality crops, such as fruits and vegetables.

Over the last ten years, the compound annual growth rate for vegetable production per capita was 3% while the compound annual growth rate for the world population was closer to 1%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1% during the last 20 years (a pace similar to population growth). However, microirrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

Asia is the region with the lowest microirrigation to total irrigated hectares ratio in the world, reaching around 3%. This represents a high potential for this technology, which is reflected in the high growth rates in recent years.

The market for potassium nitrate in China is an important market for this product, although its demand is largely fulfilled by domestic producers. Demand totals approximately 400,000 to 420,000 metric tons, of which approximately 160,000 is related to the tobacco industry and 100,000 is related to the horticulture business. Of the total, between 20,000 and 30,000 metric tons are imports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, United Arab Emirates, South Africa, Turkey, China, India, Thailand, Brazil, Spain and Peru.

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The following table shows our sales volumes of and revenues from specialty plant nutrients for 2015, 2014 and 2013:

	2015	2014	2013
Sales volumes (Th. MT)
Sodium nitrate	26.0	15.8	26.2
Potassium nitrate and sodium potassium nitrate	493.6	531.6	512.6
Specialty blends(1)	203.9	228.0	208.1
Other specialty plant nutrients(2)	107.5	102.5	100.8
Revenues (in US$ millions)	651.2	708.0	687.5

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

Depending on the systems used to apply specialty nutrients, fertilizers can be classified as specialty field fertilizers or water-soluble fertilizers.

Specialty field fertilizers are applied directly to the soil, manually or in a mechanized fashion. Their high solubility levels, lack of chlorine and absence of acidic reactions make them particularly advantageous for tobacco, potatoes, coffee, cotton and a wide range of fruits and vegetables.

Water-soluble fertilizers are specialty nutrients that are delivered to the crops using modern irrigation systems. As these systems feature refined technology, the products used in them must be highly soluble, rich in nutrients, free of impurities and insoluble substances, and with a low salinity index. The leading nutrient in this segment is potassium nitrate, whose optimal balance of nitric nitrogen and chlorine-free potassium (the two macronutrients most needed by plants) make it an indispensable source of nutrition for crops that use modern irrigation systems.

In addition, potassium nitrate is widely known to be a vital component in foliar feeding applications, where usage is recommended in order to stave off nutritional deficiencies before the first symptoms appear, correct any deficiencies that arise, and prevent physiological stress. This nutrient also helps promote a suitable balance between fruit production and/or growth, and plant development, particularly in crops with physiological disorders.

Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);
•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);
•	when the plant’s local internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport and
•	to promote rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

Another benefit of our potassium nitrate is that, according to a 2014 study by the consulting firm Arthur D. Little Benelux, our production process generates up to 40% less greenhouse gases when compared to that of the other major potassium nitrate producers in the world.

In addition to these products, SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as UltrasolTM, for fertigation; QropTM, for application to the soil; SpeedfolTM, for foliar feeding and AllganicTM, for organic crops.

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In 2015, we added a new product to our portfolio of specialty field fertilizers: QropTMKS. This product was developed by our research and development team and is an improvement to existing products. It is more physically stable and is not required to be transported as hazardous cargo, which means it can be sold in new markets.

Specialty Plant Nutrition: Marketing and Customers

In 2015, we sold our specialty plant nutrients in nearly 100 countries. No single customer represented more than 10% of our specialty plant nutrient revenues during 2015, and our 10 largest customers accounted in the aggregate for approximately 34% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues Breakdown	2015	2014	2013
North America	33%	30%	27%
Europe	22%	21%	20%
Central and South America	28%	31%	32%
Asia and Others	16%	18%	21%

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to some of our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yields and command a premium price.

Our customers are located in both the northern and southern hemispheres. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrients.

Specialty Plant Nutrition: Joint Ventures and Agreements

Consistent with our business strategy, from time to time we evaluate opportunities to expand in our current core businesses, including our specialty plant nutrition business, or within new businesses in which we believe we may have sustainable competitive advantages. We evaluate potential acquisitions, joint ventures and alliances with companies both within and outside of Chile, including in other emerging markets.

In May 2008, we signed a joint venture agreement with Migao Corporation (“Migao”) for the production and distribution of specialty plant nutrients in China. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011, and has allowed us to increase our presence in China, which is one of the most important and fastest growing markets for the fertilizer industry.

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In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble NPK grade fertilizers. This new facility began operating in January 2012.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM Vitas. This agreement joins two of the largest companies in the businesses of specialty plant nutrition, specialty animal nutrition and professional hygiene. Peru, Brazil and South Africa are the main focus markets of this joint venture, and Dubai is the main productive unit. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture.

Between 2010 and 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons.

In 2012, SQM Vitas started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and at times, smaller amounts of other chemicals. The Candeias Industrial Complex plant in Brazil began operating in March 2012 and has a production capacity of 25,000 metric tons per year.

In 2013, the operations of SQM Vitas in Spain began with a water soluble NPK fertilizer plant that has a production capacity of 15,000 metric tons per year.

During 2013, the marketing activities of our joint ventures integrated in SQM (Beijing). This change aims to enhance the efficiency of distribution channels for fertilizer products by consolidating marketing into a unified brand and management team, thus reducing costs. In addition, our strategy in this segment is to increase production of water soluble fertilizers and extend our technologies and their applications in order to increase popularity and expand the use of these products.

In 2015, the asset transfer agreement that was signed in December 2014 between Plantacote BV and Plantacote NV entered into effect. As a result of this agreement, the business and Plantacote® brand were transferred to the new company Plantacote NV, but with no changes to the business or the Controlled Release Fertilizer project. SQM continues to hold a 50% ownership stake in the company.

In 2015, SQM Vitas South Africa was acquired by Roulliers. As a result, Roullier manages the operations, and the production facilities are owned by SQM.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through our subsidiary Soquimich Comercial S.A. (“SQMC”).

SQMC is currently one of the main players in the Chilean market, offering a wide range of products developed specifically for crops grown in the country. As specialty plant nutrients have differentiating qualities with respect to traditional fertilizers, they play a key role in this market.

SQMC sells local products as well as products imported from different countries around the world, including China and Mexico.

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All contracts and agreements between Soquimich Comercial S.A. and its foreign suppliers of fertilizers generally contain standard and customary commercial terms and conditions. SQMC has been able to obtain adequate supplies of these products with good pricing conditions.

Soquimich Comercial S.A.’s sales of fertilizers represented approximately 26% of total fertilizer sales in Chile during 2015. Only one customer accounted for more than 10% of Soquimich Comercial S.A.’s revenues in 2015, accounting for 16% of revenues from sales of fertilizers. Soquimich Comercial S.A.’s consolidated revenues were approximately US$177 million and US$214 million in 2015 and 2014, respectively.

Specialty Plant Nutrition: Competition

We believe we are the world’s largest producer of sodium nitrate and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 29% of total world sales during 2015 (excluding sales by Chinese producers to the domestic Chinese market), compared to our share of the market which accounted for approximately 47% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong (Qinghai Salt Lake 75.5% and Wentong 24.5%) and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

In Chile, our products mainly compete with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications as described above.

Iodine and its Derivatives

We believe we are the world’s largest producer of iodine. In 2015, our revenues from iodine and iodine derivatives amounted to US$262.6 million, representing 15% of our total revenues in that year. We estimate that our sales accounted for approximately 26% of world iodine sales by volume in 2015.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCD and LED screens, chemicals, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

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X-ray contrast media is the leading application of iodine, accounting for 22% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 10%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 4%; nylon, 4%; human nutrition, 3% and other applications, 17%.

We have seen steady growth in the iodine market over the last ten years, with the exception of 2009, which was affected by the global financial crisis, with demand being led by uses related to X-ray contrast media and pharmaceuticals. During 2015, iodine demand grew approximately 4% compared to 2014, partly as a result of a new use in the plastics industry. However, given that it may be possible to reuse a portion of the iodine that is available within the system of this new use, iodine consumption for this new application will likely be irregular in the coming years. We estimate that the global market size in 2015 was approximately 33,200 metric tons, with around 56% of supply coming from Chilean producers, including us.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total effective production capacity of approximately 10,000 metric tons per year of iodine, including the Iris plant, which is located next to the Nueva Victoria plant.

Through ASG, we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2008 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table shows our total sales and revenues from iodine and iodine derivatives for 2015, 2014 and 2013:

	2015	2014	2013
Sales volumes (Th. MT)
Iodine and derivatives	9.3	8.8	9.3
Revenues (in US$ millions)	262.6	335.4	461.0

Our sales revenues decreased from US$335.4 million in 2014 to US$262.6 million in 2015. This decrease was primarily attributable to the decrease in iodine prices during 2015. Average iodine prices were more than 26% lower in 2015 when compared to 2014. Our sales volumes increased 6% in 2015, outpacing global iodine demand growth.

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Iodine: Marketing and Customers

In 2015, we sold our iodine products to approximately 270 customers in close to 50 countries, and most of our sales were exports. Only two customers accounted for more than 10% of our iodine sales in 2015. Together these two customers accounted for approximately 33% of sales, and our 10 largest customers accounted in the aggregate for approximately 71% of sales. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2015, 2014 and 2013:

Sales Breakdown	2015	2014	2013
North America	29%	31%	35%
Europe	34%	35%	36%
Central and South America	4%	4%	4%
Asia and Others	33%	30%	25%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Iodine: Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Russia, Turkmenistan, Azerbaijan, Indonesia and China.

Iodine is produced in Chile using a unique mineral known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan, Azerbaijan, and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Six Chilean companies accounted for approximately 56% of total global sales of iodine in 2015, including SQM, with approximately 26%, and five other producers, accounting for the remaining 30%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family De Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; SCM Bullmine and RB Energy (a Canadian company previously known as Sirocco Mining Inc. or as Atacama Minerals).

We estimate that eight Japanese iodine producers accounted for approximately 31% of global iodine sales in 2015, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another is owned by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 6% of world iodine sales in 2015.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD and LED consumption, has increased over the past few years and currently represents approximately 18% of world iodine sales. It is estimated that approximately 75% of total world iodine recycling was done by Japanese iodine producers.

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We, through ASG or alone, are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices decreased to approximately US$28 per kilogram in 2015, continuing the downward trend observed in 2014.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we benefit competitively from the long-term relationships we have established with our largest customers.

Lithium and its Derivatives

We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide. In 2015, our revenues from lithium sales amounted to US$223.0 million, representing 13% of our total revenues. We estimate that our sales accounted for approximately 26% of the sale of global lithium chemicals sales by volume.

Lithium: Market

Lithium is mainly sold as lithium carbonate. The next most traded compound is lithium hydroxide. Both of these compounds are used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for 49% of total demand, including batteries for electric vehicles, which account for 12% of total lithium demand. Lithium carbonate is also used in applications such as ceramic and enamel frits (5% of demand), heat resistant glass (ceramic glass) (5% of demand), air conditioning chemicals (3% of demand), continuous casting powder for steel extrusion (2% of demand), primary aluminum smelting process (1% of demand), and others, including the synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is primarily used as a raw material in the lubricating greases industry (10% of demand), as well as in the dyes and the battery industries.

Lithium chloride solutions are primarily used as an input for the production of lithium derivatives.

Lithium’s main properties, which facilitate its use in this range of applications, are:

•	it is the lightest solid element at room temperature;
•	it has a low coefficient of thermal expansion;
•	it has high electrochemical potential and low density and
•	it is the solid with the highest specific heat capacity.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

During 2015, lithium chemicals demand increased by approximately 5%, reaching approximately 151,000 metric tons, with close to 43% supplied by Chilean producers. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium, in the form of lithium chloride, as a byproduct of the potassium chloride production at the Salar de Atacama. The annual production capacity of our lithium carbonate plant is 48,000 metric tons per year. We also sell the lithium chloride solutions that we produce at the Salar de Atacama. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world.

The following table shows our total sales and revenues from lithium carbonate and its derivatives for 2015, 2014 and 2013:

	2015	2014	2013
Sales volumes (Th. MT)
Lithium and derivatives	38.7	39.5	36.1
Revenues (in US$ millions)	223.0	206.8	196.5

Our revenues in 2015 were US$223.0 million, an 8.0% increase from US$206.8 million in 2014, due to higher prices. The average price for 2015 was approximately 10% higher than the average price in 2014, as global demand growth outpaced supply growth.

Lithium: Marketing and Customers

In 2015, we sold our lithium products to over 210 customers in around 50 countries, and most of our sales were exports. No single customer accounted for more than 10% of our lithium sales in 2015. Our 10 largest customers accounted in aggregate for approximately 58% of sales. Only one supplier accounted for over 10% of the cost of sales of this business line, accounting for approximately 16% of the cost of sales.

The following table shows the geographical breakdown of our sales for 2015, 2014 and 2013:

Sales Breakdown	2015	2014	2013
North America	11%	11%	12%
Europe	21%	22%	25%
Central and South America	1%	1%	2%
Asia and Others	67%	66%	62%

We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate, lithium hydroxide and lithium chloride solutions are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Albemarle, which, according to our estimates, has a market share of approximately 20%, and FMC Corporation (“FMC”), which has an estimated market share of approximately 12%. In addition, there are at least 10 lithium producers in China that, together, supplied approximately 40% of the world market in 2015. These producers can be divided according to the type of raw material they use: brines (8%) or hard rock (32%). A significant portion of the hard rock that is processed in China is imported from Australia. The largest producer in China is Sichuan Tianqi Lithium Industries (“Tianqi”). Albemarle produces lithium carbonate at its operations in Chile and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. Albemarle and Tianqi are 49%/51% partners in Talison Lithium Pty Ltd., an Australian company that produces lithium mineral concentrate in Western Australia. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom. Orocobre Ltd. began lithium carbonate production in Argentina in April 2015. Although Orocobre only had a market share of 1% in 2015, this market share is expected to increase in 2016.

We believe that lithium production will increase in the near future, balancing the expected growth in demand. Recently, a number of new projects to develop lithium deposits have been announced recently. Some of these projects are already under advanced development and others could materialize in the medium term.

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Since 2009, our effective end product capacity has increased to over 2 million metric tons per year, granting us improved flexibility and market coverage.

In 2015, our potassium chloride and potassium sulfate revenues amounted to US$430.2 million, representing 25% of our total revenues and a 26.4% decrease compared to 2014.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer. It is used to fertilize crops that can tolerate relatively high levels of chloride, and to fertilize crops that are grown under conditions with sufficient rainfall or irrigation practices that prevent chloride from accumulating to excess levels in the rooting systems of the plant.

Some benefits that may be obtained through the use of potassium are:

•	increased yield and quality;
•	increased production of proteins;
•	increased photosynthesis;
•	intensified transport and storage of assimilates;
•	prolonged and more intense assimilation period;
•	improved water efficiency;
•	regulated opening and closure of stomata and
•	synthesis of lycopene.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Potassium chloride is also an important component for our specialty plant nutrition product line, where it is used as a raw material to produce potassium nitrate.

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1% to 2%, although demand decreased in 2015. We estimate that demand totaled approximately 57 to 58 million metric tons, a decrease of approximately 11% with respect to 2014. This decrease was mainly the result of lower commodity crop prices. Demand was also impacted by economic uncertainty, which led to currency devaluation in many markets. The weaker demand was also reflected in prices, which decreased throughout the year.

According to studies prepared by the International Fertilizer Industry Association, cereals account for approximately 37% of world potassium consumption, including corn (15%), rice (12%) and wheat (6%). Oilseeds—predominantly soybeans and palm oil—represent approximately 20% of total potassium demand. Fruits and vegetables account for around 17% of world potassium demand, and sugar crops account for close to 8%.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer this product in soluble grades.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2015, 2014 and 2013:

	2015	2014	2013
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	1,241.8	1,556.2	1,434.9
Revenues (in US$ millions)	430.2	584.3	606.3

Potassium: Marketing and Customers

In 2015, we sold potassium chloride and potassium sulfate in over 70 countries. No single customer accounted for more than 11% of our sales of potassium chloride and potassium sulfate in 2015, and we estimate that our 10 largest customers accounted in the aggregate for approximately 46% of such sales. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 14% of the cost of sales for the business line.

The following table shows the geographical breakdown of our sales for 2015, 2014 and 2013:

Sales Breakdown	2015	2014	2013
North America	22%	23%	17%
Europe	12%	13%	16%
Central and South America	42%	45%	44%
Asia and Others	24%	19%	23%

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2014. Our main competitors are Uralkali, PCS, Belaruskali and Mosaic. We estimate that in 2014, Uralkali accounted for approximately 19% of global sales, PCS around 16%, Mosaic around 15%, and Belaruskali approximately 14%.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We estimate that these three producers account for approximately 30% of the worldwide production of potassium sulfate. SQM accounts for less than 2% of global production.

Industrial Chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products for industrial applications. The different grades differ mainly in their chemical purity. We enjoy certain operational flexibility when producing industrial nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce, market and sell industrial-grade potassium chloride.

In 2015, our revenues from industrial chemicals were US$97.1 million, representing approximately 6% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments and various chemical processes.

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Another difference with the photovoltaic technology is that CSP plants are of large scale and only take a few years between the development stage and the commercial operation date. Their development is mainly driven by implementation of renewable programs deployed by different governments worldwide and programs to reduce carbon dioxide emissions, along with demand for electricity generation. This market fluctuates according to these factors and is based on long-term agreements. During 2016 and the following years, we expect to see a recovery in the demand for these salts as a result of the development of CSP power plants in markets such as northern Africa, the Middle East, South Africa and Chile. These markets are new. When development of this industry began, the main markets were Spain and the United States.

Industrial-grade potassium chloride is used as an additive in oil drilling as well as in food processing, among other applications.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2015, 2014 and 2013:

	2015	2014	2013
Sales volumes (Th. MT)
Industrial chemicals	126.1	125.5	175.5
Revenues (in US$ millions)	97.1	101.9	154.0

Sales of industrial chemicals decreased from US$101.9 million in 2014 to US$97.1 million in 2015, as a result of lower average prices in this business line.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in over 50 countries in 2015. One customer accounted for more than 10% of our sales of industrial chemicals in 2015, accounting for approximately 22%, and our 10 largest customers accounted in the aggregate for approximately 49% of such sales. No supplier accounted for more than 48% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2015, 2014 and 2013:

Sales Breakdown	2015	2014	2013
North America	31%	32%	45%
Europe	15%	37%	34%
Central and South America	11%	14%	12%
Asia and Others	43%	17%	9%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa, Asia and South America to achieve prompt deliveries to customers. Our Research and Development department, together with our foreign affiliates, provides technical support to our customers and continuously works with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are the world’s largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented close to 39% of world demand in 2015 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa Chemicals, which we estimate had a market share of 22%. We estimate that our market share was approximately 28% for 2015.

In the solar salts business, according to our estimates we have been the market leader since we started selling to commercial projects in 2007. Our competitors include Haifa, with its potassium nitrate supply, and BASF AG, with its sodium nitrate.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the potassium chloride market, we are a relatively small producer, mainly supplying regional needs.

Other Products

A large part of our other revenue is related to fertilizer trading, usually commodities. These fertilizers are traded in large volumes worldwide. We have developed a trade, supply and inventory management business that allows us to respond quickly and effectively to the changing fertilizer market in which we operate and profit on these trades.

Trend Information

Our revenues decreased 14.2% to US$1,728.3 million in 2015 from US$2,014.2 million in 2014. Gross profit decreased 6.9% to US$542.7 million in 2015, which represented 31.4% of revenues, from US$583.0 million in 2014, which represented 28.9% of revenues. Profit attributable to controlling interests decreased 28.1% to US$213.2 million in 2015 from US$296.4 million in 2014.

Our sales volumes in the specialty plant nutrition business line decreased 5.3% in 2015 compared to 2014, while average prices decreased by 2.8%. As a result, our revenues in this business line decreased by 8.0%. We sell various products within this business line. Most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our recent strategy in this business line has been to focus primarily on the water soluble fertilizer market, which in general yields higher margins and has more growth potential. While our sales volumes in the field fertilizer market decreased in 2015 compared to 2014, our sales volumes in the water soluble fertilizer market increased by approximately 5%, as global demand for water soluble fertilizers grew. Average prices in this business line were slightly lower in 2015, and we expect average prices to be lower in 2016, as well.

Our sales volumes in the iodine business line increased 5.7% in 2015. However, the continued downward pressure on prices throughout the year led to a decrease of nearly 22% in our revenues for this business line. Average prices decreased more than 26% in 2015, and they are expected to decline further in 2016. However, we believe we are the lowest cost producer in Chile and are therefore well positioned to face the challenging pricing environment. We expect that our sales volumes will increase as we work to regain some of our market share. According to our estimates, the worldwide iodine market grew approximately 4% during 2015. We believe that market demand reached approximately 33,200 metric tons, of which SQM had a market share of approximately 26%. Demand was led by growth in the x-ray contrast media and pharmaceutical industries. We expect worldwide demand to grow over 2% in 2016.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our sales volumes in the lithium business line decreased by 2.0% in 2015 compared to 2014, but we expect our sales volumes to increase in 2016. The average price of lithium carbonate increased 9.3% in 2015, and the average price of lithium hydroxide increased 7.8%. The upward trend in pricing is expected to continue in 2016. According to our estimates, worldwide demand for lithium grew approximately 5% in 2015, driven primarily by growth in the rechargeable battery market, and growth should be higher in 2016, around 10%. We expect other lithium producers to add new supply in 2016, although the additional volumes should be concentrated in the second half of the year. We estimate that our market share for 2015 was approximately 26%.

Our sales volumes in the potassium business line decreased 20.2% in 2015 compared to 2014, and average prices were 7.1% lower. The lower sales volumes were the result of shipping and production delays during the first half of the year. We expect our sales volumes to increase in 2016, returning to levels similar to those reported in 2014. The lower prices reflected the weaker global demand for potassium chloride in 2015. We expect average prices for this business line to be lower in 2016 than in 2015, although we expect to see some demand recovery.

Our sales volumes in the industrial chemicals product line were similar in 2015 compared to 2014. Although sales of industrial nitrates for traditional applications decreased, sales volumes of solar salts increased. We remain confident in the long-term prospects in the solar thermal energy storage market, and we expect annual sales volumes for 2016, 2017 and 2018 to be significantly higher than sales volumes for 2015.

Production Process

Our integrated production process can be classified according to our natural resources:

•	caliche ore deposits, which contain nitrates, iodine and potassium; and
•	brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2015, we operated two mines in this region: Pedro de Valdivia and Nueva Victoria. In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Mining operations at the Pampa Blanca site and the El Toco mine (which is part of the María Elena site) were suspended in March 2010 and November 2013, respectively, in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from 20 centimeters to five meters, and with the overburden varying in thickness between 50 centimeters and 1.5 meters.

Before proper mining begins, the exploration stage is carried out, including complete geological reconnaissance, sampling and drilling caliche ore to determine the quality and characteristics of each deposit. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (ten years), medium-term basis (three years) and short-term basis (one year). Once all of this information has been compiled, detailed planning for the exploitation of the mine takes place.

The mining process generally begins with bulldozers first ripping and removing the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore onto off-road trucks, which take it to be processed.

At the Nueva Victoria site, the run of mine ore is loaded in heaps and leached with water to produce concentrated solutions containing nitrate, iodine and potassium. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salts are produced. These concentrated nitrate salts are then sent to Coya Sur where they are used to produce potassium nitrate.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

At the Pedro de Valdivia mine, trucks delivered the ore to stockpiles next to rail loading stations, until operations were suspended in November 2015. The stockpiled ore was later loaded onto railcars that take the mineral to the processing facilities, where it was crushed and leached in vats in order to produce concentrated solutions containing nitrate and iodine.

Currently, the Pedro de Valdivia and María Elena sites continue to generate solutions that are produced by leaching the mine tailings. These solutions are treated at the iodide plants at María Elena and Pedro de Valdivia. The iodide that is produced at the María Elena plant is subsequently sent to Pedro de Valdivia in order to produce prilled iodine. After iodide is obtained at both plants, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2015, sodium nitrate for both agricultural and industrial applications was produced at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. At the Pedro de Valdivia facility, until November 2015, the caliche ore was crushed, creating two products: a coarse fraction and a fine fraction. The coarse fraction was processed using the Guggenheim method, which was originally patented in 1921 and is based on a closed-circuit method of leaching vats. This process used heated brines to leach the crushed caliche in vats and selectively dissolve the contents. The concentrated solution was then cooled, producing sodium nitrate crystals, which could then be separated from the brine using basket centrifuges. After the crystallization and separation processes, the nitrate crystals were sent to the processing plant, and the brine was pumped to the iodine facilities, where the iodide was separated in a solvent extraction plant. Finally, the brine was returned to the vat leaching process.

The fine fraction from the caliche crushing process was leached at ambient temperature with water, producing a solution that was pumped to a fines pond. After going through a separation process, the solution was pumped to the iodine facilities. After a solvent extraction process, the brine was pumped to solar evaporation ponds in Coya Sur, 15 km south of María Elena, for the concentration of nitrates.

In preparation for the suspension of nitrates operations at Pedro de Valdivia, we had increased our sodium nitrate inventory levels. As of December 2015, we had approximately 700,000 tons of crystallized sodium nitrate in inventory, which will provide us with enough stock to produce finished nitrates for approximately three years. For subsequent production, we are in the process of adapting the crystallization plant at Pedro de Valdivia to be able to produce sodium nitrate using nitrate salts from our Nueva Victoria facility.

Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur production plants to produce sodium nitrate, potassium nitrate and sodium potassium nitrate in different chemical and physical qualities, including crystallized and prilled products. Finally, the products are transported by railway or truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed by us. The brines generated by the leaching processes at Pedro de Valdivia and María Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur, are added. A chemical reaction begins, producing brine with dissolved potassium nitrate. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it and separating it from the liquid by centrifuge.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our current potassium nitrate production capacity at Coya Sur is approximately 1,000,000 metric tons per year. Since the end of 2013, we have been working with external advisors to implement “lean” manufacturing in our potassium nitrate plants. We achieved complete implementation of “lean” manufacturing during 2015. The improvements we have achieved have enabled us to reduce costs, improve energy consumption, increase the production of potassium nitrate and decrease our accident rates. This method is based on increasing the involvement of our workers in decision-making, and strengthening the leadership of our production supervisors. The goal is to identify opportunities to improve the production process and reduce waste, on an ongoing basis.

The potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. The potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions, we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate, either in prilled or crystallized form.

Iodine and Iodine Derivatives

During 2015, we produced iodine at our facilities at Nueva Victoria (including the Iris facility) Pedro de Valdivia and María Elena. Iodine is extracted from solutions produced by leaching caliche ore.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently. In May 2015, we began the implementation of the “lean” method at our plants at Nueva Victoria. Similar to our experience at Coya Sur, we have been able to achieve significant improvements in terms of costs and production.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated as iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to solid iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented. It is then packed in 20 to 50 kilogram drums or 350 to 700 kilogram maxibags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland—of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant was certified under ISO-9001:2008 in April 2012.

Our total iodine production in 2015 was 10,309 metric tons: 7,462 metric tons from Nueva Victoria and Iris; 2,752 metric tons from Pedro de Valdivia; and 95 metric tons from María Elena. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria we announced in 2015, our total current effective production capacity at our iodine production plants is approximately 10,000 metric tons per year.

We use a portion of the iodine we produce to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile. We also produce inorganic and organic iodine derivative products together with Ajay, which purchases iodine from us. In the past, we have primarily sold our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

In September 2010, CONAMA, currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This approval allows us to increase the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of nitrates, mine up to 33 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 9,000 metric tons per year of iodine (including the Iris operations) and 700,000 metric tons per year of nitrates. Additional expansions may be done from time to time in the future, depending on market conditions.

In October 2013, the Environmental Evaluation Service approved the Pampa Blanca Environmental Impact Study, to increase our caliche ore extraction in the Antofagasta Region in order to increase production capacity of iodine by 10,000 tons and nitrates by 1.3 million tons. The project also requested permission to build a pipeline from the Pacific Ocean to the mining site. Operations at Pampa Blanca were suspended in March 2010.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to a lease agreement between CORFO and our subsidiary SQM Salar S.A. (the “Lease Agreement”), which expires in 2030. The Lease Agreement permits the CCHEN to establish a total accumulated extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods.

Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in areas of the Salar de Atacama that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Products Derived from the Salar de Atacama Brines

The products derived from the Salar de Atacama brines are: potassium chloride, potassium sulfate, lithium carbonate, lithium hydroxide, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium, sodium and magnesium. Waste sodium chloride salts are removed by precipitation. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. Potassium salts also containing magnesium are harvested and sent for treatment at one of the cold leach plants where magnesium is removed. Potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a nominal production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility and (iii) other salts containing magnesium chloride.

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the brines remaining is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following further evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 48,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production is also subject to the extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods of the Lease Agreement mentioned above.

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005 and under ISO 9001:2008 since October 2009.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide facility, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The brine is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide, which is dried and packaged for shipment to customers.

The lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2007 and under ISO 9001:2008 since October 2009.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of the potassium sulfate process) and, depending on market conditions, boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment.

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride production as by product of the potassium sulfate process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the salar.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility and (ii) remaining solutions, which are re-injected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are reinjected into the Salar de Atacama.

Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 19% of our cost of sales in 2015.

We have several electricity supply agreements signed with major producers in Chile, which are within the contract terms. We also have an electricity supply contract in effect until 2030 to consolidate our supply needs. We have been connected to the northern power grid in Chile, which currently supplies electricity to most cities and industrial facilities in northern Chile, since April 2000.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015 and 2016, we executed a supply contract with Endesa, primarily to serve our operations at the Salar del Carmen and Coya Sur.

We obtain ammonium nitrate, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate and lithium hydroxide plants, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Research and Development, Patents and Licenses, Etc.

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. Our research is performed by three different units, whose research topics cover all of the processes involved in the production of our products, including chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products.

Our research and development policy emphasizes the following: (i) optimizing current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) developing higher-margin products from current products through vertical integration or different product specifications and (iii) adding value to inventories.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, improve the physical quality of our prilled products and reduce dust emissions and caking by applying specially designed additives to our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine and lithium products. These patents have been filed mainly in the United States, Chile and in other countries when necessary. The patents used in our production processes include Chilean patent No. 47,080 for iodine (production of spherical granules of chemicals that sublime), Japanese patent No. 4,889,848 for nitrates (granular fertilizers) and patent Nos. 41,838 from Chile, 5393-B and 5391-B from Bolivia, AR001918B1 and AR001916B1 from Argentina and 5,676,916 and 5,939,038 from the U.S. for lithium (removal of boron from brines).

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

For the years ended December 31, 2015, 2014 and 2013, we invested US$4.4 million, US$7.4 million and US$ 9.2 million, respectively, in research and development activities.

Licenses, Franchises, and Royalties

We do not have contracts that give rise to an obligation for the Company to make payments for licenses, franchises or royalties in any of our business lines, other than payments provided for in the Royalty Law.

We have subscribed purchase option contracts for mining concessions such that, in the event that third parties exercise the respective option, we have the right to receive royalty payments as a result of the exploitation of such concessions.

See section 3)D) Description of Business Environment: Property and Facilities for information about our concessions.

3) d) Description of Business Environment: Property and Facilities

We carry out our operations through the use of mining rights, production facilities and transportation and storage facilities. Discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of el Norte Grande. From these brines we produce products based on potassium, sulfate, lithium and boron.

The map below shows the location of our principal mining operations and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

N
S
E
W
ARICA
XV Region
IQUIQUE
I Region
Nueva Victoria
TOCOPILLA
II Region
Maria Elena
Coya Sur
Pedro de Valdivia
CALAMA
Salar de Atacama
SALAR DE ATACAMA
Pampa Blanca
ANTOFAGASTA
Salar del Carmen
TALTAL
Republica de Chile
100 kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
EXPLOITATION CONCESSIONS LEASED TO CORFO
CITIES AND TOWNS
300.000
400.000
500.000
600.000
700.000
800.000
900.000
8.000.000
7.900.000
7.800.000
7.700.000
7.600.000
7.500.000
7.400.000
7.300.000
7.200.000

MAP OF SQM's PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Scale: 1:3.500.000

0 12,525 50 75 100 Kilometers

Date : December 31, 2015

Susana Tania Alejandra Sandoval Ponce
Responsible Engineer

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Mining Concessions

Mining Concessions for the Exploration and Exploitation of Caliche Ore Mining Resources

We hold our mining rights pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:

(1)	“Mining Exploitation Concessions”: entitle us to use the land in order to exploit the mineral resources contained therein on a perpetual basis, subject to annual payments to the Chilean government.

(2)	“Mining Exploration Concessions”: entitle us to use the land in order to explore for and verify the existence of mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years, if the area covered by the concession is reduced by half. We may alternatively request an exploitation concession in respect of the area covered by the original exploration concession, which must be made within the timeframe established by the original exploration concession.

A Mining Exploration Concession is generally obtained for purposes of evaluating the mineral resources in a defined area. If the holder of the Mining Exploration Concession determines that the area does not contain commercially exploitable mineral resources, the Mining Exploration Concession is usually allowed to lapse. An application also can be made for a Mining Exploitation Concession without first having obtained a Mining Exploration Concession for the area involved.

As of December 31, 2015, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 554,493 hectares. In addition, as of December 31, 2015, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 5,100 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2015, our subsidiary SQM Salar S.A. (“SQM Salar”) held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally modify the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the mining exploitation concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

Under the terms of the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 297,688 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 81,632 hectares in areas near the Salar de Atacama.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In addition, as of December 31, 2015, SQM Salar held constituted Mining Exploration Concessions covering approximately 102,300 hectares and had not applied for additional Mining Exploration Concessions. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN has established a total accumulated extraction limit set at 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods while the Lease Agreement is in force. More than halfway through the term of the Lease Agreement, we have extracted approximately half of the total accumulated extraction limit of lithium.

Corfo has initiated arbitration proceedings in connection with the Lease Agreement. For more information, see section 3) E) Description of Business Environment: Risk Factors.

Concessions Generally

As of December 31, 2015, approximately 95% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 5% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 91% already have been granted pursuant to applicable Chilean law, and approximately 9% are in the process of being granted. Of the Mining Exploration Concessions, approximately 97% already have been granted pursuant to applicable Chilean law, and approximately 3% are in the process of being granted.

In 2015, we made payments of approximately US$7.5 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the quarterly payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the constituted Mining Exploitation and Exploration Concessions held by SQM S.A., including the mining properties we lease from Corfo, as of December 31, 2015:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,821	541,057	60	24,700	2,881	565,757
Region II	9,001	2,232,579	282	127,800	9,283	2,360,379
Region III and others	378	90,415	37	11,700	415	102,115
Total	12,200	2,864,051	379	164,200	12,579	3,028,251

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the Sernageomin, indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Caliche: Facilities and Reserves

Caliche: Facilities

During 2015, our Nueva Victoria and Pedro de Valdivia mines were being exploited. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and operations at the María Elena site were suspended in October 2013.

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were suspended in October 2013. During 2014 and 2015, we have continued to produce solutions rich in iodine and nitrates by leaching the mine tailings. These solutions are treated at the iodide plant at María Elena, and subsequently the prilled iodine is produced at Pedro de Valdivia. The main production facilities at this site include the operations center located at El Toco and the iodide plant located at María Elena. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. Electricity and fuel oil are the primary sources of power for this operation.

Nueva Victoria

The Nueva Victoria mine and facilities are located 180 kilometers north of María Elena and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 4 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation.

Pampa Blanca

The mining facilities at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, have been suspended since March 2010. At this site, we used caliche to produce nitrates and iodine through heap leaching and the use of solar evaporation ponds. The main production facilities at this site included the operation centers for the heap leaching system and the iodide plant. Electricity was the primary source of power for this operation.

Pedro de Valdivia

The Pedro de Valdivia mine and facilities are located 170 kilometers northeast of Antofagasta and are accessible by highway. At this site, we used caliche to produce nitrates and iodine through vat leaching and solar evaporation ponds. The main production facilities at this site include the crushing, vat leaching, fines processing, iodide and iodine plants. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced. Electricity, natural gas and fuel oil are the primary sources of power for this operation.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Caliche: Reserves

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The Proven and Probable Reserve figures presented below are estimates, and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore reserves based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mineral resources can be calculated using the information from the drill-hole sampling.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological, metallurgical and technological evidence.

A Measured Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches, and exploratory drill holes.

An Indicated Mineral Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics grade and mineral content can be estimated with a reasonable level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them Measured Resources and then, adjusting for technical, economic and legal aspects, as Proven Reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves.

Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine Indicated Resources. By adjusting such Indicated Resources to account for technical, economic and legal factors, it is possible to calculate Probable Reserves. Probable Reserves are calculated by using a polygon-based methodology and have an uncertainty or margin of error greater than that of Proven Reserves. However, the degree of certainty of Probable Reserves is high enough to assume continuity between points of observation.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Proven Reserves are the economically mineable part of a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies or feasibility studies, have been carried out and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Probable Reserves are the economically mineable part of an Indicated Resource and in some cases a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies, have been carried out or are in process and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2015 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia (3)	179.1	7.1%	368	Nitrate 6.0%
María Elena	98.3	7.1%	434	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria (4)	325.0	5.6%	433	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2015, are as follows:

Mine	Probable Reserves (5) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (3)
Pedro de Valdivia	264.6	7.3%	438	Nitrate 6.0%
María Elena	133.8	7.3%	377	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria	1,093.7	5.6%	420	Iodine 300 ppm

Notes on Reserves:

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.

(3)	The 3.9% decrease in the Proven Reserves at Pedro de Valdivia is the result of the exploitation of measured resources in the Lynch area.

(4)	The 6.6% decrease in the Proven Reserves at Nueva Victoria is the result of the exploitation of measured resources in the western area.

(5)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2015,” which was prepared by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Mrs. Marta Aguilera and Mr. Orlando Rojas.

Mrs. Marta Aguilera is a geologist with more than 20 years of experience in the field. She is currently employed by SQM as Manager of Exploration and Mining Development. Mrs. Aguilera is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). She is registered under No. 163 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. She has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 38 years since graduating from university, including more than 32 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are presented below:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mrs. **Marta Aguilera Mercado,** National Id. Nr 7.088.338-4, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from March 2012, under Nr. 0163, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mrs. Aguilera to present:

Gladys Hernández
Executive Secretary

Santiago, March 18, 2016
CM – 472 – 03 2016

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235 , Article 18°** : For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned , according to the technical criteria and ethical standards set forth in Law No. 20.235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN) which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Orlando Rojas Vercelotti,** National Id. Nr 6.209.299-8, Mining Engineer, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from August 2011, under Nr. 0118, with specialization in **Mining,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Rojas to present:

Gladys Hernández
Executive Secretary

Santiago, March 18, 2016
CM-473-03 2016

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235 , Article 18°** : For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned , according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested.

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN) which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016

The proven and probable reserves shown above are the result of the evaluation of approximately 19.41% of the total caliche-related mining property of our Company. However, we have explored the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 80.59% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the sources of potential and hypothetical resources. In 2015, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2015, we carried out recategorizations of indicated resources in the NVW, Tente en el Aire and Pampa Hermosa Sur sectors, totaling 6,072.49 hectares. We do not have an exploration program for 2016. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2015			2014			2013
	Gross Margin	Price		Gross Margin	Price		Gross Margin	Price
Iodine and Derivatives	29%	US$	28/kg	42%	US$	38/kg	56%	US$	50/kg
Specialty Plant Nutrition	29%	US$	784/ton	21%	US$	806/ton	22%	US$	811/ton
Industrial Chemicals	22%	US$	770/ton	40%	US$	812/ton	28%	US$	877/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena, Pampa Blanca and other sites for which we have the appropriate concessions. In 2015, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2015, we carried out recategorizations of indicated resources in the NVW, Tente en el Aire and Pampa Hermosa Sur sectors, totaling 6,072.49 hectares. We do not have an exploration program for 2016.

Brines from the Salar de Atacama: Facilities and Reserves

Salar de Atacama: Facilities

Salar de Atacama

Our facilities at the Salar de Atacama are located 208 kilometers to the east of the city of Antofagasta and 188 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, boric acid, magnesium chloride salts and lithium solutions, which are subsequently sent to our lithium carbonate plant at the Salar del Carmen for processing. The main production plants at this site include the potassium chloride flotation plants (MOP-H I and II), potassium sulfate flotation plant (SOP-H), boric acid plant (ABO), potassium chloride drying plant (MOP-S) potassium chloride compacting plant (MOP-G) potassium sulfate drying plant (SOP-S) and potassium sulfate compacting plant (SOP-G). Solar energy is the primary energy source used for the Salar de Atacama operations.

Salar de Atacama: Reserves

Our in-house staff of hydro-geologists and and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2015, based on economic restrictions, geological exploitation, brine sampling and geostatistical analysis up to a depth of 100 meters of our total exploitation concessions, and additionally, up to a depth of 300 meters over approximately 47% of the same total area, are as follows:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

	Proven Reserves (1)	Probable Reserves (1)	Total Reserves
	(millions of metric tons)	(millions of metric tons)	(millions of metric tons)
Potassium (K+) (2)	51.05	36.95	88.0
Sulfate (SO4-2) (3)	41.64	37.18	78.82
Lithium (Li+) (4)	3.75	3.14	6.89
Boron (B3+) (5)	1.41	1.17	2.58

Notes on reserves:

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in March 2016 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Henríquez is a geologist with more than ten years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Hydrogeology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 38 years since graduating from university, including more than 32 years working on estimates for reserves and resources.

A copy of the certificate of qualified competency issued by the Chilean Mining Commission for Mr. Rojas is provided in the previous section. A copy of the certificate of qualified competency issued by the Chilean Mining Commission for Mr. Henríquez is provided below:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Álvaro Henríquez Salazar,** National Id. Nr 13.233.759-4, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from October 2013, under Nr. 0226, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Henríquez to present:

Gladys Hernández
Executive Secretary

Santiago, March 18, 2016
CM - 474 – 03 2016

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235 , Article 18°** : For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned , according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested.

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN) which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

CONSEJO MINERO
COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016

A cutoff grade of 1% K is used in the calculation, considering a low margin scenario using only MOP-S as and using diluted brine with higher levels of contaminants as the raw material and with recovery yields of approximately 47%, which is on the lower end of the range. In this scenario, considering current market conditions and market conditions from recent years, the production cost of MOP production is still competitive.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The cutoff grade for lithium extraction is set at 0.05% Li. The cost of the process is competitive in the market despite a small cost increase due to the expansions in the evaporation area (to reach the required Li concentration) and to the use of additives to maintain the quality of the brine that is used to feed the plant.

The proven and probable reserves are based on production experience, drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. We calculate the reserve base, which is the volume of brine effectively drainable or exploitable in each evaluation unit, by building a three-dimensional block model. The following variables are used to populate the model:

•	Porosity: obtained from measurements of drainable porosity in core rocks, test pumping data, geophysical records and changes in the level of the brine. The volume of brine is estimated on the basis of the interpolation of the drainable porosity data.
•	Grades: The brine chemistry is subjected to an exploratory data analysis and a variographic analysis, in order to determine the chemical populations in the Salar. Subsequently, the grades are interpolated using the Kriging method.

Based on the chemical characteristics, the volume of brine and drainable porosity, we determine the number of metric tons for each of the chemical ions being evaluated.

Reserves are defined as those geographical blocks which belong to properly identified hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time. Reserve classification is finally achieved by using the geostatistical estimation error and hydrogeological knowledge of the units that have been explored, as an indicator between proven and probable reserves.

Probable reserves and inferred resources are being explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling and long-term pilot production pumping tests.

We consider chemical parameters to determine the process to be applied to the brines. These parameters are used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction per year until the end of the Lease Agreement (in the year 2030). Considering the maximum brine production rates, and including reinjection factors, we have performed several hydrogeological numeric simulations to estimate changes in the volume and quality of the brine during the life of the project. This procedure allows us to estimate an amount of 30.93 metric tons of potassium out of our environmentally approved reserves, which is considered to be a fraction of the proven and probable reserves previously defined.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2015			2014			2013
	Gross Margin	Price		Gross Margin	Price		Gross Margin	Price
Potassium Chloride and Potassium Sulfate	29%	US$	346/ton	28%	US$	375/ton	27%	US$	423/ton
Lithium and Derivatives	51%	US$	5,762/ton	42%	US$	5,235/ton	49%	US$	5,444/ton

Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,000,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 320,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Salar del Carmen

The Salar del Carmen site is located approximately 14 kilometers to the east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 48,000 metric tons per year, and the lithium hydroxide plant, with a production capacity of 6,000 metric tons per year. Electricity and natural gas are the main sources of energy for our Salar del Carmen operation.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The following table provides a summary of our production facilities as of December 31, 2015:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1.518	Potassium nitrate: 1,000 Crystallized nitrates: 1,200 Prilled nitrates: 320	8.2	504.5
María Elena (5) (6)	Nitrates and iodine production	35.830	Nitrates: 250 Iodine: 1.6 Prilled nitrates: 300	12.5	439.6
Nueva Victoria (5)	Concentrated nitrate salts and iodine production	47.492	Iodine: 9.0	7.2	434.9
Pampa Blanca (5) (7)	Concentrated nitrate salts and iodide production	10.441	Nitrates: n/a Iodine: n/a	7.2	7.1
Pedro de Valdivia (3) (8)	Nitrates and iodine production	253.880	Nitrates: 500 Iodine: 3.2	11.7	212.1
Salar de Atacama (3) (9)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35.911	Potassium chloride: 2,600 Potassium sulfate: 240 Boric acid: 15	11.2	1.492.6
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 48 Lithium hydroxide: 6	7.5	176.9
Tocopilla (9)	Port facilities	22	-	12.1	162.7

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	Operations at Pampa Blanca were suspended in March 2010.
(8)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(9)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(10)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

The railway line that runs between our Coya Sur production facilities and our Tocopilla port facilities was damaged in August 2015, as a result of storms in the north of Chile. The train is not currently operating. Given that the engineering studies that are being performed have indicated that repairing the railway line could take more than 18 months, we have made changes to our operating structure and will wait for the final results of the different options that are being evaluated before deciding whether to repair the railway line. The suspension of the operations of the railway line did not have a material impact on our sales volumes in 2015. We do not believe it will materially impact future sales volumes or transportation costs, as we have been able to ship products by truck. This railway line was originally constructed in 1890, and prior to this incident, the rails, locomotives, and rolling stock had been replaced and refurbished as needed.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We consider the condition of our principal plant and equipment to be good, with the exception of the railway line.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2015, 2014 and 2013:

(in thousands, unless otherwise stated)	2015	2014	2013
Pedro de Valdivia(1)
Metric tons of ore mined	9,754	11,401	11,571
Average grade nitrate (% by weight)	7.8	8.1	7.5
Iodine (parts per million (ppm))	424	418	415
Metric tons of crystallized nitrate produced	346	453	445
Metric tons of iodine produced	2.8	3.2	3.2

Maria Elena(2)
Metric tons of ore mined	-	-	5,870
Average grade nitrate (% by weight)	-	-	6.6
Iodine (ppm)	-	-	484
Metric tons of crystallized nitrate produced	-	-	-
Metric tons of iodine produced	0.1	0.4	1.5

Coya Sur(3)
Metric tons of crystallized nitrate produced	611	519	429

Pampa Blanca(2)
Metric tons of ore mined	-	–	–
Iodine (ppm)	-	–	–
Metric tons of iodine produced	-	–	–

Nueva Victoria(4)
Metric tons of ore mined	23,969	19,792	23,515
Iodine (ppm)	458	467	462
Metric tons of iodine produced	7.5	6.0	6.1

Salar de Atacama (5)
Metric tons of lithium carbonate produced	33	30	33
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,988	1,993	1,922

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the El Toco and Pampa Blanca mines were suspended in November 2013 and March 2010, respectively. During 2014 and 2015, María Elena obtained production from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Operations at the Iris iodine plant were suspended in October 2013 and restarted in August 2014.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

(5)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

Products are transported by trucks that are operated by third-party dedicated contractors with whom we have long-term contracts. We own port and storage facilities, for the transport and handling of finished products and consumable materials.

Our main center for production and storage of raw materials is the hub composed of the facilities in Nueva Victoria, Coya Sur, Pedro de Valdivia and the Salar de Atacama. Other facilities include the chemical plants that produce finished lithium carbonate and lithium hydroxide at the Salar del Carmen site. The Tocopilla port terminal, which we own, is the main facility for storage and shipment of our products.

Nitrate finished products are produced at our facilities in Coya Sur and then transported by truck to the Tocopilla port terminal, where they are stored and shipped, either bagged or in bulk. Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to the Tocopilla port terminal or Coya Sur by truck. Products transported to Coya Sur are used as a raw material for the production of potassium nitrate. The nitrate raw materials for the production of potassium nitrate at Coya Sur are currently produced at Nueva Victoria, and some of the raw materials are also supplied by stocks held at Coya Sur that were produced at Pedro de Valdivia when it was operating. Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and are then transported by trucks to the Tocopilla port terminal.

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility at the Salar del Carmen site, where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored on the premises and are subsequently transported by truck to the Tocopilla Port Terminal or to the container terminals, mainly Antofagasta, Mejillones and Iquique, for shipment primarily on container vessels.

Iodine raw material, obtained from the same mines as the nitrates, is processed, packed in bags or drums, and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to container terminals, mainly Antofagasta, Mejillones and Iquique, where they are subsequently shipped to different markets by container vessel or by truck to Santiago, where iodine derivatives are produced at Ajay-SQM Chile’s plants.

The facilities at Tocopilla port terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Salar de Atacama. Our subsidiary, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT) operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The port also complies with ISPS (International Ship and Port Facility Security Code) regulation. The Tocopilla port terminal facilities include a railcar dumper to transfer bulk product into the conveyor belt system used to store and ship bulk product.

Storage facilities consist of a six silo system, with a total storage capacity of 55,000 metric tons, and a combination of warehouses and open storage areas with a total storage capacity of approximately 250,000 metric tons. Additionally, to meet future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. Products are also bagged at port facilities in Tocopilla, where the nominal bagging capacity is approximately 300,000 metric tons per year. Products bagged at Tocopilla can subsequently be shipped at the port of Tocopilla or they can be consolidated in trucks or containers and then shipped to customers by land or by sea from other ports, primarily Antofagasta, Mejillones and Iquique.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

For transporting bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in the Tocopilla Port Terminal dock and unloaded by vessel cranes into the corresponding warehouses.

Bulk carrier loading in the Tocopilla Port Terminal is mostly contracted to transfer product to our hubs around the world or for shipping to customers, which in some cases use their own contracted vessels for delivery.

Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

Water Rights

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena, and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate and lithium hydroxide plants, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Computer System

In addition to the above-listed facilities, we operate a computer and information system linking our principal subsidiaries to our operating facilities throughout Chile via a local area network. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control and research activities. The system’s mainframe computer equipment is located at our offices in Santiago.

3) e) Description of Business Environment: Risk Factors

Risk Factors

Our operations are subject to certain risk factors that may affect SQM’s business financial condition or results of operations. In addition to other information contained in this Annual Report, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but that we currently believe are not significant may also affect our business operations. Our business, financial condition, cash flows or results of operations could be materially affected by the occurrence any of these risks.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Risks Relating to our Business

We could be subject to numerous risks in the U.S. and Chile as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015

The Chilean Internal Revenue Service (“SII”) has been conducting investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar S.A. and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income. The Chilean Public Prosecutor (Ministerio Público) is conducting related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anti-corruption laws. The SII and the Chilean Public Prosecutor are also conducting similar investigations related to the payment of invoices by other Chilean companies that may not have been properly supported or that may not have been necessary to generate corporate income.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) authorized to conduct an internal investigation relating to the issues that were the subject of the SII and Public Prosecutor investigations and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The ad-hoc Committee engaged its own lawyers from Chile and the U.S. and forensic accountants from the U.S. to assist with its internal review.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s then- CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corporation of Saskatchewan Inc. (“PCS”), one of SQM’s two principal shareholder groups. PCS issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor.

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO, Patricio Contesse G., during the six-year tax period from 2009 to 2014. As a result, the Company subsequently submitted amendments to its tax returns for the 2009 to 2014 tax years and thereafter paid taxes and interest relating to such amended returns totaling approximately US$7 million. On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiary SQM Salar S.A. during the same six-year tax period that were also authorized by the former CEO and that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. Subsequently, SQM Salar S.A. filed amended tax returns and paid taxes and interest relating to such amended returns totaling approximately US$1.2 million. On August 14, 2015, the Company announced that it had identified to the SII approximately US$1.6 million in additional payments by SQM S.A. and its subsidiary SQM Industrial S.A. that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. SQM S.A. and SQM Industrial S.A. subsequently filed amended tax returns and, in early 2016, SQM Industrial S.A. paid taxes and interest relating to such amended returns totaling approximately US$0.3 million, and SQM S.A. paid taxes and interest relating to such amended returns totaling approximately US$1.3 million. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta) filed a criminal claim against the Company’s former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives relating to part of the payments referred to above. This and subsequent related similar claims filed by the SII against these officers and third parties are currently under review by the Public Prosecutor.

On March 31, 2015, the SVS filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above. On September 30, 2015, the SVS proceeded to fine the three current and the two former members of the Board of Directors UF1,000 each (approximately US$36,000). They are currently appealing this decision to the Chilean courts.

On April 24, 2015, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by PCS, and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of invoices that may not be properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If he is finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the taxes paid. The Company estimates that no provision is needed at this stage.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII. Subsequently, the SII filed a number of additional claims against these officers and third parties alleging violations of Chilean tax law and the Chilean Inheritance and Donations Law. The most recent of these criminal claims was filed by the SII on March 9, 2016. All of these claims are under review by the Public Prosecutor.

On June 17, 2015, Oscar Gajardo S. filed a lawsuit against each member of the Company’s Board of Directors serving at the time of the matters giving rise to the claim, as well as against certain members of its management, alleging that campaign contributions regulated by Chilean law and the Chilean Electoral Service that were made by the Company with Board approval additionally required shareholder approval. The plaintiff filed similar lawsuits against a number of other Chilean companies and their management. These claims are under review by the Public Prosecutor.

On July 31, 2015, the deputy of the Tarapacá region of Chile, Hugo Gutiérrez G., filed a lawsuit against the Company, broadly alleging violations of the anti-corruption and money laundering provisions of Law No. 20,393 on Criminal Liability of Legal Entities. Potential sanctions under this law could include (i) fines, (ii) loss of certain governmental benefits during a given period, (iii) a temporary or permanent bar against the Company executing contracts with governmental entities, and (iv) dissolution of the Company. This claim is under review by the Public Prosecutor.

On September 29, 2015, the Company was notified of a labor lawsuit by its former CEO, Patricio Contesse, claiming payment from the Company related to the termination of his employment contract. The total amount claimed in the lawsuit is approximately Ch$4.0 billion (approximately US$5.7 million), including severance payments for years of service and other legal or contractual payments. The Company has not paid any indemnities to the former CEO, and the lawsuit is pending in the Chilean courts.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

On December 15, 2015, the ad-hoc Committee presented its findings to the Board of Directors. The ad-hoc Committee concluded that, for purposes of the U.S. Foreign Corrupt Practices Act:

(a)	payments were identified that had been authorized by SQM's former CEO for which the Company did not find sufficient supporting documentation;
(b)	no evidence was identified that demonstrated that the payments were made in order to induce a public official to act or refrain from acting in order to assist SQM in obtaining economic benefits;
(c)	regarding the cost center managed by SQM's former CEO, it was concluded that the Company's books did not accurately reflect transactions that have been questioned, notwithstanding the fact that, based on the amounts involved, these transactions were below the materiality threshold defined by the Company's external auditors determined in comparison to SQM's equity, revenues, expenses or earnings within the reported period; and
(d)	SQM's internal controls were not sufficient to supervise the expenses made by the cost center managed by SQM's former CEO and that the Company trusted Patricio Contesse G. to make proper use of the resources.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (the SEC and the U.S. Department of Justice (“DOJ”)), and it has cooperated with requests for additional documents and information from these authorities regarding the internal investigation discussed above.

In both Chile and the U.S., the authorities’ review of the Company’s payments and related conduct is ongoing. We are unable to predict the duration, scope, or results of this review, or how it may affect our business, financial condition, cash flows, results of operations and the prices of our securities. There can be no assurance that the authorities will agree with the conclusions of the ad-hoc Committee or that the authorities will not conclude that a violation of applicable law has occurred. There can be no assurance that authorities in Chile or the U.S. will not undertake a broader investigation or seek to commence additional litigation against the Company.

On January 15, 2016, various class action complaints, which had been filed in the U.S. against the Company, our former CEO and the current CEO and CFO, alleging violations of U.S. securities laws based on the failure to timely disclose matters related to the subject matter of the various investigations discussed above, were consolidated into a single class action exclusively against the Company.

Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. If, as a result of further investigations, it is determined that our financial statements were materially incorrect, we could be required to restate financial information for prior reporting periods. Chilean authorities, the SEC and the DOJ could impose a range of sanctions, including, but not limited to fines and civil, criminal penalties or, in the case of Chilean authorities, the sanctions discussed above under Law No. 20,393. The occurrence of any of the foregoing could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

An arbitration proceeding under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations

Our subsidiary SQM Salar holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corporación de Fomento de la Producción (“Corfo”), a Chilean government entity (the “Lease Agreement”). The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2015, revenue related to products originating from the Salar de Atacama represented 38% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

In May 2014, Corfo initiated an arbitration proceeding against SQM Salar alleging (i) SQM Salar had incorrectly applied the formulas to determine lease payments resulting in an underpayment to Corfo of at least US$8.9 million for 2009 through 2013 and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to construct or replace markers to delineate property lines. Based on the alleged breaches of the Lease Agreement, Corfo sought (i) at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) lease payments that would have been paid through 2030 as compensation for the early termination of the Lease Agreement and (iv) punitive damages (daño moral) equal to 30% of the contractual damages awarded. SQM Salar contested the claim, asserting that both parties have applied mutually agreed formulas for the calculation and payment of lease payments for more than 20 years without conflict, in accordance with the terms of the Lease Agreement and their mutual understanding of the agreements by the parties during the term of the Lease Agreement. SQM Salar also asserted that the alleged breaches would be technical breaches and that Corfo may terminate the Lease Agreement solely for a material breach. SQM Salar in consultation with external counsel believes that it is likely it will prevail in the arbitration proceeding. However, an adverse ruling awarding damages sought by Corfo or permitting early termination of the Lease Agreement would have a material adverse effect on our business, financial condition, cash flows, results of operations and share price. We cannot assure you that Corfo will not use this arbitration proceeding to seek to renegotiate the terms of the Lease Agreement in a manner that is not favorable to SQM Salar. In addition, we cannot assure you that Corfo will not take other actions in the future in relation to the Lease Agreement that are contrary to our interests.

Our market reputation, commercial dealings or the price of our securities could be adversely affected by the negative outcome of certain proceedings against certain former members of our Board and certain other named defendants

On September 10, 2013, the SVS issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and is the son of Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and persons related to him beneficially owned 29.97% of SQM’s total shares as of December 31, 2015. See Section 4)A)i) “Ownership Control Situation”. The SVS alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to the Company’s operations, nor do they relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In connection with the Cascading Companies Proceedings, the SVS alleged the existence of a scheme involving the named defendants whereby, through a number of transactions occurring between 2009 and 2011, the Cascading Companies allegedly sold securities of various companies, including securities of SQM, at below-market prices to companies related to Mr. Ponce and other named defendants. These companies allegedly subsequently sold such securities after a lapse of time, in most cases back to the Cascading Companies, at prices higher than the purchase price. The SVS alleged violations by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the SVS added a number of Chilean financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the SVS issued a decision imposing an aggregate fine against all of the defendants of UF 4,0110,000 (approximately US$144.7 million as of December 31, 2015), including a fine against Mr. Ponce of UF 1,700,000 (approximately US$61.4 million as of December 31, 2015) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.2 million as of December 31, 2015). The defendants are currently challenging the SVS administrative decision before a Chilean Civil Court.

The High Complexity Crimes Unit (Unidad de Delitos de Alta Complejidad) of the Metropolitan District Central Northern Attorney’s Office (Fiscalía Metropolitana Centro Norte) is also investigating various criminal complaints filed against various parties to the Cascading Companies Proceedings. The SII requested payment of taxes by the Cascading Companies, and the Cascading Companies have filed a complaint with the tax courts.

If, for any reason, the Company is unable to differentiate itself from the named defendants, such failure could have a material adverse effect on the Company’s market reputation and commercial dealings. Furthermore, we cannot assure you that a non-appealable ruling in connection with the Cascading Companies Proceedings or the investigations of the High Complexity Crimes Unit or the SII that is adverse to Mr. Ponce or Mr. Contesse Fica will not have a material adverse effect on our market reputation, commercial dealings and the price of our securities, or that the Cascading Companies will not sell shares of the Company or vote to increase the dividends we pay to our shareholders.

Our annual report for the year ended December 31, 2014 on Form 20-F filed with the SEC identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer as of December 31, 2014

The Company files annual reports on Form 20-F ("Form 20-F") with the U.S. Securities and Exchange Commission. Auditors of companies that file annual reports on Form 20-F are required, in accordance with SEC rules and the Public Company Accounting Oversight Board ("PCAOB") standards, to provide their report as to whether the SEC reporting company maintains internal control over financial reporting based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In addition, management of SEC reporting companies are required to provide in the Form 20-F their assessment of the effectiveness of the Company’s internal controls. In the Company's Form 20-F for the year ended December 31, 2014, filed with the SEC on May 18, 2015, the Company's management identified a material weakness and determined that the Company did not maintain effective control over payments directed by the office of the former CEO as of December 31, 2014, and the auditors agreed with such assessment in their report on internal controls. There is no SVS requirement that the Company publish management's assessment of internal controls in accordance with PCAOB standards or that the auditor separately report on such controls. The Company expects to provide management’s assessment of the effectiveness of its internal controls in accordance with PCAOB standards and the auditor's report on internal controls in its Form 20-F for the year ended December 31, 2015, which is required to be filed with the SEC by May 2, 2016.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

Since 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) have fluctuated as a result of the broader global economic and financial conditions. Although prices of potassium-based fertilizers stabilized in 2009 after the conclusion of important contract negotiations between major producers and buyers, during the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company OAO Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In addition, in 2014 and 2015, we observed lower pricing of contracts between Chinese purchasers and major potash producers, which increased volatility in the price of fertilizers. The average price for our potassium chloride and potassium sulfate business line was approximately 8% lower in 2015 compared to 2014. In addition, our sales volumes for this business line were approximately 20% lower in 2015 compared to 2014, as a result of shipping and production delays during the first half of the year. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price of iodine of approximately US$28 per kilogram in 2015, approximately 26% less than average prices obtained in 2014. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

As a result of events in global markets during 2009, demand for lithium carbonate declined, causing a decrease in lithium prices and sales volumes. In September 2009, we announced a 20% reduction in lithium carbonate and lithium hydroxide prices as a means of stimulating demand. As a result, in 2010 we observed demand recovery in the lithium carbonate market, and this upward trend has continued over the last few years, driven mostly by an increase in demand related to battery use. In 2015, demand growth was accompanied by an increase in supply that was lower than expected, and as a result, average prices for this business line increased approximately 10% compared to 2014. We cannot assure you that lithium prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 100 countries around the world. In 2015, approximately 56% of our sales were made in emerging market countries: 26% in Latin America (excluding Chile); 8% in Africa and the Middle East (excluding Israel); 11% in Chile and 11% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may increase for economic or operational reasons

In general, economic conditions or operational factors can affect our inventory levels. At the end of 2015, our inventory levels were relatively high compared to prior years. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high or increase further in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

Potentially negative effects of global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices

In recent years, new and existing competitors have increased the supply of iodine and lithium carbonate, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We have a capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 19% in 2015. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates could be subject to significant changes

Our caliche ore mining reserves estimates are prepared by our own geologists and were most recently validated in January 2016 by Mrs. Marta Aguilera and Mr. Orlando Rojas. Mrs. Aguilera is a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Geology and Mining Development. Mrs. Aguilera is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”), and she is registered under No. 163 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with such law and related regulations. Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 38 years since graduating from university, including more than 32 years working on estimates for reserves and resources.

Our Salar de Atacama brine mining reserve estimates are prepared by our own hydrogeologists and geologists and were most recently validated in March 2016 by Mr. Álvaro Henríquez and Mr. Orlando Rojas. Mr. Henríquez is a geologist with more than 10 years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Geology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law and related regulations. As a hydrogeologist, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. In addition, our reserve estimates are not subject to review by external geologists or an external auditing firm. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium, and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and LCDs. Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 95% of our employees are employed in Chile, of which approximately 65% were represented by 24 labor unions as of December 31, 2015. As in previous years, during 2015, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. The next cycle of negotiations began in January 2016. Collective labor contracts with 19 unions representing 78% of unionized workers expire in 2017. Collective labor contracts with three unions representing 15% of unionized workers expire in 2018. The collective labor contracts with two unions representing 7% of unionized workers expire in 2019. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of such workplace must halt work at the site where the accident took place until authorities from either Sernageomin, the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the respective company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On December 29, 2014, the Government of Chile sent the Chilean Congress a bill introducing modifications to the Labor Code in relation to collective rights. The objective of such bill is to implement a labor relations system that gives more power to unions. This bill could undergo modifications after being discussed by the parliament during 2016. Therefore, we are not able to predict the potential effects of such bill on the Company.

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 19.1 of our Consolidated Financial Statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

In 2009, the Chilean labor code (Código del Trabajo or “Labor Code”) established new procedures for labor matters which include oral trials conducted by specialized judges. The information available indicates that the majority of these oral trials have found in favor of the employee. These new procedures have increased the probability of adverse judgments in labor lawsuits which could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental or “Environmental Evaluation Service”) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our water supply could be affected by geological changes or climate change

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2015, the Chilean peso exchange rate was Ch$710.16 per U.S. dollar, while as of December 31, 2014, the Chilean peso exchange rate was Ch$606.75 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 17% in 2015.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on the London Interbank Offered Rate (“LIBOR”), plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of December 31, 2015, approximately 15% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A relative increase in the rate could materially impact our business, financial condition and results of operations.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Our subsidiary SQM Salar, as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Corfo may not unilaterally modify the Lease Agreement, and the rights to exploit the mineral substances cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear and Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we are limited to 180,100 tons of total lithium (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. We are over halfway through the term of the Lease Agreement and have extracted approximately 55% of the total accumulated extraction limit of lithium. There can be no assurance that we will not reach the lithium extraction limit prior to the term of the lease agreement. In addition, we cannot assure you that Corfo will not take other actions in the future in respect of the Lease Agreement that are contrary to our interests. See “-Risks Relating to our Business-Arbitration proceeding under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations.”

We also operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, an amendment published on June 16, 2005 modified the Water Code, allowing, under certain conditions, the granting of water use rights of up to two liters per second for each well built prior to June 30, 2004, in the areas where we conduct our mining operations, without considering the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. In addition, we must pay annual fees to maintain water rights that have been granted to us and that we are not exercising. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The Chilean government could levy additional taxes on corporations operating in Chile

In 2005, the Chilean Congress approved Law No. 20,026 known as the Law to Establish a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera or the “Royalty Law”), establishing a royalty tax to be applied to mining activities developed in Chile.

Following the earthquake and tsunami in February 2010, the Chilean government raised the corporate income tax rate in order to pay for reconstruction. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in 2011, which was declared and paid in 2012.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that Simplifies the Income Tax System and Modifies Other Legal Tax Provisions was published. As a result of these reforms, open stock corporations, like SQM, are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado), and the corporate tax rate applicable to us has been increasing from 20% in 2013 to 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and subsequently to a maximum rate of 27% in 2018.

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends, upon payment, but will be permitted to credit only a portion of the Chilean corporate tax paid by us on our earnings against such shareholder taxes, unless the shareholder is resident in a country with a tax treaty in force with Chile, in which case 100% of the Chilean corporate tax paid by us may be credited against the final taxation at the shareholder level.

As a result, foreign shareholders resident in a non-treaty jurisdiction (such as the United States until the treaty that has been signed enters into force) will be subject to a higher effective tax rate than residents of treaty jurisdictions.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with the instructions of the SVS, this effect was accounted for as an adjustment to net equity, reflected in our statement of financial position as of December 31, 2014.

Given the difference in accounting treatments between IFRS and the instructions of the SVS, we will continue to analyze the effects of the Tax Reform on our financial statements and reporting obligations, and we cannot be sure of how our future financial statements will reflect these changes.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66 issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, they could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquake in Chile occurred offshore in 2015 and had a magnitude of 8.3 on the Richter scale. There were also earthquakes in 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time he wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share or ADS price.

ADS holders may be unable to enforce rights under U.S. Securities Laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interest in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2015. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category tax”, a credit effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

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3) f) Description of Business Environment: Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. These investments were carried out with internal financing through our capital expenditure program for investments in Chile.

Our capital expenditures for the years ended December 31, 2015, 2014 and 2013 were as follows:

(in millions of U.S. dollars)	2015	2014	2013
Capital Expenditures	111.3	112.1	386.5

During 2015, we had total capital expenditures of US$111.3 million, primarily related to:

•	expansion of ponds at Nueva Victoria in order to increase the production of iodine and nitrates;
•	refining system at potassium nitrate plants;
•	exploration and construction of new wells to sustain production at the Salar de Atacama and
•	maintenance of production facilities in order to ensure production goals are met, as well as improvements in the open storage areas at the port of Tocopilla.

During 2014, we had total capital expenditures of US$112.1 million, primarily related to:

•	development of new extraction sectors and production increases for both nitrates and iodine at Nueva Victoria;
•	investments aimed at maintaining and improving the quality of finished nitrate products;
•	exploration and construction of wells to sustain long-term production at the Salar de Atacama;
•	consolidation of our corporate enterprise resource planning into SAP and
•	maintenance across all production units in order to ensure fulfillment of production targets.

During 2013, we had total capital expenditures of US$386.5 million, primarily related to:

•	improvement of nitrate-based products at Coya Sur;
•	investment relating to increasing production capacity of potassium-based products at the Salar de Atacama;
•	ongoing investment relating to increasing production capacity and efficiency in our nitrate and iodine facilities;
•	optimization of our potassium chloride facility at the Salar de Atacama;
•	projects to increase the efficiency of our human resources and logistics departments and
•	various projects designed to maintain production capacity, increase yields, and reduce costs.

The Board of Directors has approved a capital expenditures plan for 2016 of approximately US$150 million primarily focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and in order to increase iodine and nitrates production capacity at Nueva Victoria. Our 2016 capital investment program will not require any external financing; however, we always have the option to access capital markets in order to optimize our financial position.

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 4) OWNERSHIP AND SHARES

4) OWNERSHIP AND SHARES

4) a) Ownership and Shares: Ownership

i) Ownership Control Situation

At December 31, 2015, SQM has a “controlling group” as such term is defined in Title XV of Chilean Law No. 18,045. SQM has been informed that, as of December 31, 2015, Mr. Julio Ponce Lerou (ID No. 4.250.719-9) and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.97% of all shares of SQM (consisting of 71,859,246 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 19.72% of SQM, including 767 shares that as of December 31, 2015 were held under custody at Negocios y Valores S.A. Corredores de Bolsa; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining Chile Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, “Pampa Group”), control 29.97% of SQM. For the breakdown by series of share of the Pampa Group’s ownership of shares in SQM, see Section 4)A)iii) Identification of 12 Largest Shareholders.

As of December 31, 2015, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and La Esperanza Delaware Corporation (together, “Kowa Group”) are owners of 2.11% of all shares in SQM. On December 21, 2006, Pampa Group and Kowa Group entered into a Joint Operation Agreement which currently allows them to have the status of “controlling group” of the Company. The aforementioned Joint Operation Agreement refers to the essential fact that was filed by Sociedad de Inversiones Pampa Calichera S.A. on December 21, 2006.

On November 12, 2015, Sociedad de Inversiones Oro Blanco S.A. filed an essential fact with the SVS, informing that its board of directors agreed to retain the services of the investment bank Banco Itaú Argentina S.A. as a financial advisor, on an exclusive basis and for a twelve-month period, in order to (i) analyze strategic alternatives relating to its shares in Sociedad de Inversiones Pampa Calichera S.A. and (ii) to look for third parties who could be interested in such shares. In the same essential fact, the company indicated that its board of directors is interested in evaluating all alternatives that are in the best interest of the company and its shareholders. It also indicated that its board of directors has not made any relevant decisions with respect to the investment in or disposal of its assets, and that such decisions will be the purpose of the advisory services retained.

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 4) OWNERSHIP AND SHARES

Ownership Control Situation

INVERSIONES SQ LTDA.
99.99%
INVERSIONES SQYA LTDA.
67.59%
0.0258%
NORTE GRANDE S.A.
76.82%
76.34%
SOCIEDAD DE INVERSIONES ORO BLANCO S.A.
NITRATOS DE CHILE S.A.
88.64%
98.89%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A.
10.07%
POTASIOS DE CHILE S.A.
99.99%
19.72%
INVERSIONES GLOBAL MINING CHILE LIMITADA
SQM S.A.
3.34%
6.91%

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 4) OWNERSHIP AND SHARES

ii) Identification of Non-Controlling Majority Shareholders

As of December 31, 2015, Potash Corporation of Saskatchewan Inc. (“PCS”) owns 100% of Inversiones El Boldo Limitada, 100% of Inversiones RAC Chile Ltda. and 100% of Inversiones PCS Chile Limitada, and, accordingly, is the beneficial owner of 84,222,887 of SQM’s shares, or 32.00% of SQM’s total shares.

iii) Identification of 12 Largest Shareholders

As of December 31, 2015, the 12 largest shareholders including both Series A and Series B shares were:

Series A + Series B	Taxpayer ID	Number of Shares	% Ownership
THE BANK OF NEW YORK MELLON ADRS(1)	59.030.820-K	59,079,533	22.45%

SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(2) (3)	96.511.530-7	51,889,248	19.72%

INVERSIONES EL BOLDO LIMITADA	77.633.940-7	47,293,872	17.97%

INVERSIONES RAC CHILE LIMITADA	79.744.950-4	21,403,015	8.13%

POTASIOS DE CHILE SA(2)	76.165.311-3	18,179,147	6.91%

INVERSIONES PCS CHILE LIMITADA	77.297.720-4	15,526,000	5.90%

BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	97.004.000-5	9,055,272	3.44%

INVERSIONES GLOBAL MINING CHILE LIMITADA(2)	96.863.960-9	8,798,539	3.34%

BANCO ITAU POR CUENTA DE INVERSIONISTAS	76.645.030-K	5,700,703	2.17%

INVERSIONES LA ESPERANZA CHILE LIMITADA(2)	79.798.650-K	3,758,098	1.43%

BANCO SANTANDER POR CUENTA DE INVERSIONISTAS EXTRANJEROS	97.036.000-K	3,120,554	1.19%

EUROAMERICA CORREDORES DE BOLSA S.A.	96.899.230-9	2,382,836	0.91%

Subtotal 12 Largest Shareholders, Series A and B		246,186,817	93.54%

Total Shares, Series A and B		263,196,524	100%
(1)	The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. Information about ADS holders is provided at the end of this section.
(2)	Indicates shareholder belongs to Controlling Group.
(3)	Includes 767 shares that as of December 31, 2015, were held under custody at Negocios y Valores S.A. Corredores de Bolsa
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 4) OWNERSHIP AND SHARES

As of December 31, 2015, the 12 largest shareholders of Series A shares were:

Series A	Taxpayer ID	Number of Shares	% Ownership

SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(1) (2)	96.511.530-7	44,881,560	31.43%

INVERSIONES EL BOLDO LIMITADA	77.633.940-7	29,330,326	20.54%

INVERSIONES RAC CHILE LIMITADA	79.744.950-4	19,200,242	13.44%

POTASIOS DE CHILE SA(1)	76.165.311-3	18,179,147	12.73%

INVERSIONES PCS CHILE LIMITADA	77.297.720-4	15,526,000	10.87%

INVERSIONES GLOBAL MINING CHILE LIMITADA(1)	96.863.960-9	8,798,539	6.16%

INVERSIONES LA ESPERANZA CHILE LIMITADA(1)	79.798.650-K	3,711,598	2.60%

KOWA CO LTD(1)	59.046.730-8	781,429	0.55%

KOCHI S.A. (1)	96.518.570-4	737,057	0.52%

LA ESPERANZA DELAWARE CORPORATION(1)	59.023.690-K	227,550	0.16%

INVERSIONES RENTAMAX LIMITADA	76.056.187-8	154,000	0.11%

BANCHILE CORREDORES DE BOLSA S.A.	96.571.220-8	135,271	0.09%

Subtotal 12 Largest Shareholders, Series A		141,662,719	99.19%

Total Shares, Series A		142,819,552	100%

(1)	Indicates shareholder belongs to Controlling Group.
(2)	Includes 767 shares that as of December 31, 2015, were held under custody at Negocios y Valores S.A. Corredores de Bolsa

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4) Ownership and Shares

As of December 31, 2015, the 12 largest shareholders of Series B shares were:

Series B	Taxpayer ID	Number of Shares	% Ownership
THE BANK OF NEW YORK MELLON ADRS(1)	59.030.820-K	59.079.533	49,08%

INVERSIONES EL BOLDO LIMITADA	77.633.940-7	17.963.546	14,92%

BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	97.004.000-5	9.055.272	7,52%

SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(2)	96.511.530-7	7.007.688	5,82%

BANCO ITAU POR CUENTA DE INVERSIONISTAS EXTRANJEROS	76.645.030-K	5.679.753	4,72%

BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	97.036.000-K	3.120.554	2,59%

EUROAMERICA CORREDORES DE BOLSA S.A.	96.899.230-9	2.249.114	1,87%

INVERSIONES RAC CHILE LIMITADA	79.744.950-4	2.202.773	1,83%

RENTA 4 CORREDORES DE BOLSA S.A.	76.529.250-6	2.078.430	1,73%

BANCHILE CORREDORES DE BOLSA S A	96.571.220-8	1.864.354	1,55%

BTG PACTUAL CHILE S.A. CORREDORES DE BOLSA	84.177.300-4	941.630	0,78%

LARRAIN VIAL S.A. CORREDORA DE BOLSA	80.537.000-9	873.581	0,73%

Subtotal 12 Largest Shareholders, Series B		112.116.228	93,14%

Total Shares, Series B		120.376.972	100%
(1)	The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. Information about ADS holders is provided at the end of this section.
(2)	Indicates shareholder belongs to Controlling Group.

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4) Ownership and Shares

The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. According to public 13F filings with the U.S. Securities and Exchange Commission, the 12 largest ADS holders as of December 31, 2015 were:

ADSs (Series B)	Taxpayer ID	Number of ADSs	% Ownership Series B	% Ownership Total Shares
SAILINGSTONE CAPITAL PARTNERS, LLC	N/A	24,279,143	20.17%	9.22%

MANNING & NAPIER ADVISORS, LLC	N/A	5,296,460	4.40%	2.01%

BRANDES INVESTMENT PARTNERS, L.P.	N/A	3,190,225	2.65%	1.21%

SARASIN & PARTNERS, LLP	N/A	2,969,418	2.47%	1.13%

ABERDEEN ASSET MANAGERS, LTD (U.K.)	N/A	2,292,250	1.90%	0.87%

DELAWARE INVESTMENTS	N/A	1,631,867	1.36%	0.62%

FIDELITY MANAGEMENT & RESEARCH COMPANY	N/A	1,627,300	1.35%	0.62%

THE VANGUARD GROUP, INC.	N/A	1,154,630	0.96%	0.44%

STATE TEACHERS RETIREMENT SYSTEM OF OHIO	N/A	770,000	0.64%	0.29%

PARAMETRIC PORTFOLIO ASSOCIATES, LLC	N/A	633,812	0.53%	0.24%

DIMENSIONAL FUND ADVISORS, L.P. (U.S.)	N/A	615,037	0.51%	0.23%

SCHRODER INVESTMENT MANAGEMENT, LTD	N/A	584,600	0.49%	0.22%

Subtotal 12 Largest ADS Holders		45,044,742	37.42%	17.11%

Total ADSs as of December 31, 2015		59,079,533	49.08%	22.45%

iv) Total Number of Shareholders

	Shareholders Registry	ADS Holders Registry	Total Holders
Total Number of Shareholders, Series A and B	1,228	55	1,283
Total Number of Shareholders, Series A	398	-	398
Total Number of Shareholders, Series B	1,141	55	1,196

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 4) OWNERSHIP AND SHARES

v) Significant Changes in SHARE Ownership

There have not been any major changes in SQM’s share ownership during the year 2015.

4) b) OWNERSHIP STRUCTURE AND SHARES: SHARES AND THEIR CHARACTERISTICS AND RIGHTS

i) DescripTION OF SERIES OF SHARES

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Chilean Fire Department.

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed fifty percent of the issued, outstanding and paid shares of SQM. Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B shares request so and to call for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. Articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

Article 5 bis of the Company’s By-laws establishes that no person may directly or by means of related third persons concentrate more than 32% of the Company’s total shares with right to vote.

Each Series A share and Series B share is entitled to share equally in the Company’s profits, i.e., they have the same rights on any dividends declared on the outstanding shares of SQM.

The Company By-laws do not contain any provision relating to (a) redemption provisions (b) sinking funds or (c) liability to capital calls by the Company.

As established in article 103 of Law No. 18,046, a company subject to the supervision of the

SVS may be liquidated in the following cases:

(a)	Expiration of the duration term, if any, as established in its By-laws;
(b)	All the shares end up in the possession of one individual for more than ten continuous days;
(c)	By agreement of an Extraordinary Shareholders Meeting;
(d)	By abolition, pursuant to applicable laws, of the decree that authorized its existence;
(e)	Any other reason contemplated in its By-laws.

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4) OWNERSHIP AND SHARES

Article 40 of the Company’s By-laws states that in the event of liquidation, the Shareholders’ Meeting will appoint a three-member receiver committee that will have the authority to carry out the liquidation process. Any surplus will be distributed equally among the shareholders.

The only way to change the rights of the holders of the SQM shares is by modifying its By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as established in article

28 of the Company By-laws.

Total number of shares:

•	Series A: 142,819,552
•	Series B: 120,376,972

ii) DIVIDEND POLICY

SQM’s dividend policy for 2015, which was announced at the General Ordinary Shareholders’ Meeting on April 24, 2015, states that the Company will pay and distribute to its shareholders 50% of the distributable net income obtained during the 2014 business year.

On March 22, 2016, the Company’s Board of Directors agreed to recommend, subject to the approval of SQM’s shareholders at the next Annual General Shareholders’ Meeting on April 26th, 2016, that the Company distribute and pay a final dividend, as described in the “Dividend Policy for the 2015 Business Year”, totaling 50% of the Company’s 2015 net income. In addition, on the same date, the Board of Directors agreed to partially modify the current “Dividend Policy for the 2015 Business Year”, with the essential purpose of incorporating in said “Policy” the payment of a special dividend (“dividendo eventual”) of US$150 million – equivalent to approximately US$0.56992 per share. This dividend will be charged to SQM’s retained earnings. This dividend payment will be presented for consideration at the next Annual General Shareholders’ Meeting, which will be held on April 26th of this year. If such special dividend is approved by shareholders, it will be paid at the same time as the final dividend referred to above.

iii) (1) STATISTICAL INFORMATION: DIVIDENDS

All series A and series B shares carry equal rights to share in any dividend declared on SQM’s shareholder capital in circulation. During the past three years, the Company has paid out the following dividends:

Payout Year	US$ Total (in millions)	US$/Share
2013	74.6	0.28337
2013 (Provisional)	199.0	0.75609
2014	34.6	0.13129
2014 (“Eventual”)	230.0	0.87387
2014 (Provisional)	109.2	0.41493
2015	39.0	0.14811
2015 (Provisional)	84.0	0.31915

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4) OWNERSHIP AND SHARES

iii) (2) STATISTICAL INFORMATION: SHARE TRANSACTIONS

SQM’s Series A and Series B shares are traded on the Santiago Stock Exchange, the Santiago Electronic Stock Exchange and the Valparaíso Stock Exchange. The Company’s Series B shares are traded as ADSs on the New York Stock Exchange. As of March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015, the Series B shares had a stock market presence (presencia bursátil) in the Santiago Stock Exchange of 100%, and the Series A shares did not have a stock market presence.

Information on SQM’s shares on Chilean stock exchanges:

	Average Price (Ch$/Share)		Number of Shares Traded		Amount Traded (Millions of Ch$)
	SQM-A	SQM-B	SQM-A	SQM-B	SQM-A	SQM-B
2015	16,667	12,289	197,057	58,024,246	3,220	700,564
I Quarter	15,572	13,168	19,523	12,553,271	304	165,297
II Quarter	16,426	12,037	1,409	16,667,806	23	200,635
III Quarter	15,898	10,126	95,888	11,242,961	1,524	113,852
IV Quarter	17,050	12,573	80,237	17,560,208	1,368	220,781

Source: Bloomberg, Composite Exchange

Information on SQM’s shares on the New York Stock Exchange:

	Average Price (US$/ADS)	Number of Shares Traded	Amount Traded (Millions of US$)
	SQM-B	SQM-B	SQM-B
2015	18.82	160,980,845	2,945
I Quarter	20.87	42,417,350	885
II Quarter	19.47	42,059,014	819
III Quarter	14.74	39,922,256	589
IV Quarter	17.83	36,582,225	652

Source: Bloomberg, Composite Exchange

5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) a) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN THE BOARD OF DIRECTORS as of December 31, 2015

i) NUMBER OF PERSONS BY GENDER

Number of female directors	1
Number of male directors:	7

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

ii) NUMBER OF PERSONS BY NATIONALITY

Number of Chilean directors:	4
Number of foreign directors:	4

iii) NUMBER OF PERSONS BY AGE

Number of directors whose age is:

Under 30 years:	0
30 to 40 years:	0
41 to 50 years:	2
51 to 60 years:	2
61 to 70 years:	3
Over 70 years:	1

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Number of directors who, as of December 31, 2015, have held the position of director of SQM for:

Less than 3 years:	6
Between 3 and 6 years:	0
More than 6 and less than 9 years:	0
Between 9 and 12 years:	1
More than 12 years:	1

5) B) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN EXECUTIVE MANAGEMENT as of december 31, 2015

i) NUMBER OF PERSONS BY GENDER

Number of female executive officers:	2
Number of male executive officers:	8

ii) NUMBER OF PERSONS BY NATIONALITY

Number of Chilean executive officers:	10
Number of foreign executive officers:	0

iii) NUMBER OF PERSONS BY AGE

Number of executive officers whose age is:

Under 30 years:	0
30 to 40 years:	1
41 to 50 years:	4
51 to 60 years:	3
61 to 70 years:	2
Over 70 years:	0

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Number of executive officers who, as of December 31, 2015, have worked at SQM for:

Less than 3 years:	0
Between 3 and 6 years:	0
More than 6 and less than 9 years:	1
Between 9 and 12 years:	0
More than 12 years:	9

5) C) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN THE ORGANIZATION

i) NUMBER OF PERSONS BY GENDER

Total number of female employees:	685
Total number of male employees:	3,565

ii) NUMBER OF PERSONS BY NATIONALITY

Total number of Chilean employees:	4,048
Total number of foreign employees:	202

iii) NUMBER OF PERSONS BY AGE

Total number of employees whose age is:

Under 30 years:	820
30 to 40 years:	1,646
41 to 50 years:	1,091
51 to 60 years:	573
61 to 70 years:	118
Over 70 years:	2

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Total number of employees who, as of December 31, 2015, have worked at SQM for:

Less than 3 years:	1,495
Between 3 and 6 years:	1,443
More than 6 and less than 9 years:	311
Between 9 and 12 years:	349
More than 12 years:	652

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) D) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: SALARY GAP BY GENDER

Proportion of the average gross base salary represented by female employees compared to male employees, disclosed according to the type of position:

Position Type	Hay Methodology Group Level (1)		Female Employees (%)
Administrative	12		109

Manager (Support Area)	17	(2)	N/A
	18		86
	19		112
	20		90

Manager (Sales Area)	20	(2)	N/A

Chief Executive Officer	26	(2)	N/A

Manager (Operations Area)	19	(2)	N/A
	20	(2)	N/A
	21	(2)	N/A

Department Head	14	(2)	N/A
	15		126
	16		105
	17	(2)	N/A

Shift Head and Heads of Other Areas	13		90
	14		111
	15		103
	16		98
	17	(2)	N/A

Operator	11		96
	12		97
	13		112

Professional	12		101
	13		94
	14		98
	15		95

Senior Professional	14		88
	15		100
	16		115

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

Position Type	Hay Methodology Group Level (1)		Female Employees (%)

Superintendent/Deputy Manager	15	(2)	N/A
	16		107
	17		94
	18		92
	19	(2)	N/A

Operations Supervisor	13	(2)	N/A

Technician	12		101
	13		94

Salesperson	13		88

Vice President	22		73
	23	(2)	N/A

(1)	The Hay Methodology is a system that is used at companies around the world in order to evaluate positions in such a way that they can be compared among companies of different sizes and industries. Group levels are determined on the basis of multiple variables, including company size and the level of responsibility assigned to the position (defined primarily as a function of knowledge, autonomy and responsibility for results).
(2)	All employees at this position/group level are men.

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6) MANAGEMENT AND PERSONNEL

6) a) MANAGEMENT AND PERSONNEL: ORGANIZATIONAL CHART

Organizational Chart

(1)	On January 26, 2016, Macarena Briseño was named Comptroller and Corporate Reporting Manager. On the same date, Raúl Puerto was named Internal Audit Manager.

6) b) MANAGEMENT AND PERSONNEL: INFORMATION ABOUT THE BOARD OF DIRECTORS

i) GENERAL INFORMATION ABOUT THE BOARD OF DIRECTORS

SQM’s Board of Directors comprises 8 members, none of which are alternate directors. The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. The last election of the Board of Directors took place at the ordinary shareholders’ meeting held on April 24, 2015.

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6) MANAGEMENT AND PERSONNEL

ii) IDENTIFICATION OF THE BOARD MEMBERS

Directors as of December 31, 2015:

Name	Title	Profession	Chilean Taxpayer ID	Date of Original Election	Date of Last Reelection
Juan Antonio Guzmán Molinari	Chairman	Chemical and Industrial Engineer	5.123.918-0	Apr. 2013	Apr. 2015
Edward J. Waitzer	Vice Chairman	Lawyer	21.376.788-7	Apr. 2015	N/A
Joanne L. Boyes	Director	Chartered Professional Accountant	48.188.014-9	Apr. 2015	N/A
Hernán Büchi Buc (1)	Director	Civil Engineer	5.718.666-6	Apr. 1993	Apr. 2015
Robert A. Kirkpatrick	Director	Lawyer	48.187.982-5	Apr. 2015	N/A
Hans Dieter Linneberg Arancibia	Director	Economist	8.321.556-9	Apr. 2015	N/A
Arnfinn F. Prugger	Director	Geoscientist	48.187.981-7	Apr. 2015	N/A
Wolf Von Appen Behrmann (2)	Director	Entrepreneur	2.884.455-7	May 2005	Apr. 2015
(1)	On March 22, 2015, Mr. H. Büchi B. informed the Board of Directors that he has decided to resign from his position as director of SQM effective April 25, 2016.
(2)	On March 22, 2015, Mr. W. Von Appen B. informed the Board of Directors that he has decided to resign from his position as director of SQM effective April 25, 2016.

Directors not on the Board as of December 31, 2015 but who were on the Board within the last two years:

Name	Title	Profession	Chilean Taxpayer ID	Date of Original Election	Date of Last Reelection	Date Left Board
Wayne R. Brownlee	Vice Chairman	Economist	48.122.174-9	Dec. 2001	Apr. 2013	Mar. 2015
Patricio Contesse Fica	Director	Lawyer	15.315.085-0	Apr. 2013	N/A	Apr. 2015
José María Eyzaguirre Baeza	Director	Lawyer	7.011.679-0	Dec. 2001	Apr. 2013	Mar. 2015
Alejandro Montero Purviance	Director	Bachelor of Business Administration	6.939.458-2	Apr. 2013	N/A	Mar. 2015
Julio Ponce Lerou	Chairman	Forestry Engineer	4.250.719-9	Sept. 1987	Apr. 2013	Apr. 2015

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6) MANAGEMENT AND PERSONNEL

iii) REMUNERATIONS OF THE DIRECTORS

Summary of remunerations paid to members of the Board of Directors between January and December 2015 (in Ch$):

	SQM S.A.								SQMC S.A.
	Board of Directors		Directors’ Committee		Corporate Governance Committee	Safety, Health and Environment Committee	Ad-Hoc Committee		Board of Directors
Directors	Fixed	Variable	Fixed	Variable	Fixed	Fixed	Fixed	Total	Fixed	Total
Juan Antonio Guzmán Molinari	68,369,532	91,599,821	9,233,028	36,639,681	-	-	-	205,842,062	-	-
Edward J. Waitzer	30,222,760	-	11,333,536	-	7,555,692	-	7,555,692	56,667,680	-	-
Joanne L. Boyes	30,222,760	-	-	-	-	7,555,692	-	37,778,452	-	-
Hernán Büchi Buc	55,834,966	91,599,821	20,558,436	36,639,681	-	-	-	204,632,904	-	-
Robert A. Kirkpatrick	30,222,760	-	-	-	7,555,692	-	7,555,692	45,334,144	-	-
Hans Dieter Linneberg Arancibia	35,320,768	-	13,245,289	-	8,830,194	-	-	57,396,251	-	-
Arnfinn F. Prugger	30,222,760	-	-	-	-	7,555,692	-	37,778,452	-	-
Wolf von Appen Behrmann	45,589,466	91,599,821	9,233,028	36,639,681	-	7,550,273	7,550,273	198,162,542	-	-
Julio Ponce Lerou	36,871,800	641,197,510	-	-	-	-	-	678,069,310	29,544,000	29,544,000
Wayne R. Brownlee	17,348,756	91,599,821	-	-	-	-	-	108,948,577	-	-
Patricio Contesse Fica	15,388,380	91,599,821	-	-	-	3,693,211	-	110,681,412	-	-
José María Eyzaguirre Baeza	9,216,186	91,599,821	-	-	-	2,211,885	-	103,027,892	-	-
Alejandro Montero Purviance	10,904,038	91,599,821	-	-	-	-	-	102,503,859	-	-
TOTAL	415,734,932	1,282,396,257	63,603,317	109,919,043	23,941,578	28,566,753	22,661,657	1,946,823,537	29,544,000	29,544,000

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6) MANAGEMENT AND PERSONNEL

Summary of remunerations paid to members of the Board of Directors between January and December 2014 (in Ch$):

	SQM S.A.								SQMC S.A.
	Board of Directors			Directors’ Committee		Safety, Health and Environment Committee			Board of Directors	Directors’ Committee
Directors	Fixed	Variable	Other	Fixed	Variable	Fixed	Variable	Total	Fixed	Fixed	Total
Julio Ponce Lerou	71.682.192	915.002.244	-	-	-	-	-	986.684.436	86.438.001	-	86.438.001
Hernán Büchi Buc	28.189.750	104.571.541	-	15.082.529	33.985.961	-	-	181.829.781	-	-	-
José María Eyzaguirre Baeza	27.027.919	104.571.541	-	-	-	5.075.089	-	136.674.549	-	-	-
Wolf Von Appen Behrman	28.189.752	104.571.541	-	15.082.530	33.985.961	-	-	181.829.784	-	-	-
Patricio Contesse Fica	24.673.770	104.571.541	-	-	-	5.074.789	-	134.320.100	-	-	-
Wayne R. Brownlee	27.027.920	104.571.541	-	-	-	5.075.089	-	136.674.550	-	-	-
Alejandro Montero Purviance	27.030.623	104.571.541	-	-	-	-	-	131.602.164	-	-	-
Juan Antonio Guzmán Molinari	27.027.920	104.571.541	-	14.687.506	33.985.961	-	-	180.272.928	-	-	-
	260.849.846	1.647.003.031	-	44.852.565	101.957.883	15.224.967	-	2.069.888.292	86.438.001	-	86.438.001

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6) MANAGEMENT AND PERSONNEL

iv) ADVISORY SERVICES CONTRACTED BY THE BOARD OF DIRECTORS

During 2015, the Board of Directors contracted the following advisory services:

Entity	Type of Service	Amount (US$)
PriceWaterhouseCoopers	Financial statement audit	US$1.6 million
Shearman & Sterling (1)	Legal	US$9.0 million
FTI Consulting (1)	Legal	US$2.2 million
Grupo Vial Serrano	Legal	US$0.5 million
Others	Legal	US$0.07 million
TOTAL		US$13.37 million
(1)	Amount includes additional tax (15%).

v) BOARD OF DIRECTORS TRAINING

During 2015, the Board of Directors received training in the following areas:

•	Orientation for new Board members
•	SQM’s Code of Ethics and Crime Prevention Model

6) c) MANAGEMENT AND PERSONNEL: INFORMATION ABOUT THE DIRECTORS’ COMMITTEE

i) DIRECTORS’ COMMITTEE FORMED IN ACCORDANCE WITH ARTICLE 50 PART TWO OF LAW NO. 18,046

As of December 31, 2015, the Company had a Directors’ Committee to carry out the functions established under Article 50, part two, of Law No. 18,046.

ii) IDENTIFICATION OF MEMBERS OF THE DIRECTORS’ COMMITTEE

As of December 31, 2015, the Company’s Directors’ Committee comprised Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer. Under the regulations in force as of December 31, 2015, Hans Dieter Linneberg A. held and continues to hold the position of Independent Director and Chairman of the Directors’ Committee, and Edward J. Waitzer held and continues to hold the position of Independent Director.

The members of this Directors’ Committee were elected on April 24, 2015. On that date Hans Dieter Linneberg A. and Edward J. Waitzer were elected as new members of the Directors’ Committee, replacing Juan Antonio Guzmán M. and Wolf von Appen B. The Directors’ Committee had previously remained unchanged since April 25, 2013.

iii) REMUNERATIONS OF THE DIRECTORS’ COMMITTEE

On April 24, 2015, it was agreed at the SQM Ordinary Shareholders’ Meeting that each Director sitting on the Directors’ Committee would receive monthly remunerations of 75 UF, and annual remunerations equivalent to 0.02% of the Company’s liquid net earnings for the 2014 financial year. This compensation package is fixed regardless of the number of sessions held by the Committee during the period, and separate to the remunerations received by the members in their capacity as members of the Company’s Board of Directors. At the same Shareholders’ Meeting, an operating budget for the Directors’ Committee equivalent to the sum of the aforementioned remunerations was agreed.

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6) MANAGEMENT AND PERSONNEL

On April 25, 2013, it was agreed at the SQM S.A. Ordinary Shareholders’ Meeting that each Director sitting on the Directors’ Committee would receive monthly remunerations of 17 UF, and annual remunerations equivalent to 0.013% of the Company’s liquid net earnings for the 2013 financial year. This compensation package is fixed regardless of the number of sessions held by the Committee during the period, and separate to the remunerations received by the members in their capacity as members of the Company’s Board of Directors. At the same Shareholders’ Meeting, an operating budget for the Directors’ Committee equivalent to the sum of the aforementioned remunerations was agreed.

For further information about remunerations paid to the members of the Directors’ Committee during 2014 and 2013, see section 5)B)iii) Remunerations of the Directors.

iv) ACTIVITIES OF THE DIRECTORS’ COMMITTEE

During 2015, the Directors’ Committee of SQM (the “Committee”) essentially analyzed -one- the Company’s Unaudited Financial Statements and Reports -two- the Company’s Audited Financial Statements and Reports -three- the Reports and proposals of External Auditors, Accounts Inspectors, and Independent Risk Rating Agencies for the Company -four- the proposal to SQM’s Board of Directors about the External Auditors and Independent Rating Agencies that the Board could recommend to the respective Shareholders’ Meeting for their subsequent appointment - five- the tax and other services, other than audit services, provided by the Company’s External Auditors for the Company and its subsidiaries in Chile and abroad -six- the remuneration and compensation plans for the Company’s main executives -seven- the information related to the Company’s operations as referred to in Title XVI of the Corporations Act -eight- the Report on Internal Control of the Company and -nine- the various matters referred to in the "Directors Committee" section of SQM’s Financial Statements as of December 31, 2015.

In this context and regarding the above, the Committee:

(a)	Examined the information regarding the Financial Statements of SQM for the 2014 business year and the Report issued thereon by the External Auditors of SQM.- Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2015 business year.

(b)	Examined –i– during its Meeting No. 101 on August 06, 2015 the subscription of one or two “Contracts for the Use of Facilities at Angamos Port” between the “SQM Group” and the “Ultramar Group” –linked to Mr. Wolf von Appen B., Director of SQM S.A.–. The Company’s Directors’ Committee approved said subscriptions and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting No. 708 on August 25, 2015, was informed in a timely manner about said approvals and, in turn, also confirmed that said Contracts were agreed upon with the prices, terms, and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their subscription with the sole abstention of the Director Mr. Von Appen– and declared that the latter does not constitute an Essential Fact for the Company –ii– during its Meeting No. 102 on August 25, 2016 the subscription of a “Communications Advisory Services Contract” between the “SQM Group” and Extend S.A. –linked to Mr. Juan Antonio Guzmán M., Chairman of the Board of Directors of SQM S.A.–. The Company’s Directors’ Committee approved said subscription and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting No. 708 on August 25, 2015, was informed in a timely manner about said approvals and, in turn, also confirmed that said Contract was agreed upon with the prices, terms, and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their subscription with the sole abstention of the Chairman Mr. Guzmán– and declared that the latter does not constitute an Essential Fact for the Company iii– during its Meeting No. 104 on November 17, 2015 the subscription of between one and three “Contracts for the Use of Facilities at Angamos Port” between the “SQM Group” and the “Ultramar Group” –linked to Mr. Wolf von Appen B., Director of SQM S.A.–. The Company’s Directors’ Committee approved said subscriptions and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting No. 715 on November 17, 2015, was informed in a timely manner about said approvals and, in turn, also confirmed that said Contracts were agreed upon with the prices, terms, and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their subscription with the sole abstention of the Director Mr. Von Appen– and declared that the latter does not constitute an Essential Fact for the Company.

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(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Risk Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.

(d)	Examined the remuneration system and the compensation plans for the Company’s employees and Top Executives.

The Directors’ Committee also –i– actively worked to understand and clarify the situations that delayed the filing of SQM’s 2014 Annual Report on Form 20-F –ii– redefined the role and responsibilities of the risk management and compliance department and appointed a new manager in charge of the area –iii– evaluated the candidates that the Company considered to fill the internal audit manager position, making the hiring recommendation and also recommending that this position report directly to the Directors’ Committee –iv– instructed that a quarterly report on the CEO’s expenses be prepared –v– reviewed the modifications to SQM’s Code of Ethics and –vi– structured the procedures for paying providers or customers that have been defined as “FP”, “PEP” and “PEP Connections”.

Finally, the Directors’ Committee issued the Anual Management Report referred to in Law 18,046.

v) ADVISORY SERVICES CONTRACTED BY THE DIRECTORS’ COMMITTEE

During 2015 the Directors’ Committee incurred expenses of UF590 (approximately US$21,000) for advisory services.

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6) d) MANAGEMENT AND PERSONNEL: MAIN EXECUTIVES

i) IDENTIFICATION OF EXECUTIVE OFFICERS

As of December 31, 2015, the following executives served on the Company’s executive management team:

Name	Position	Profession	Chilean Taxpayer ID	In Position Since	Years of Service at SQM (1)
Patricio de Solminihac T.	Chief Executive Officer	Industrial Civil Engineer	6.263.302-6	Mar. 2015	28 years
Matías Astaburuaga S.	General Counsel	Lawyer	7.080.469-7	Feb. 1989	27 years
Juan Carlos Barrera P.	Senior Vice President of Operations, Potassium and Lithium	Industrial Civil Engineer	10.528.182-K	Jan. 2007	25 years
Macarena Briseño C. (2)	Internal Audit Manager	Civil Engineer	8.402.701-4	Oct. 2015	22 years
Pauline De Vidts S.	Senior Vice President of Human Resources and Sustainability	Industrial Civil Engineer	9.668.138-0	Aug. 2013	20 years
Carlos Díaz O.	Senior Vice President of Operations, Nitrates and Iodine	Industrial Civil Engineer	10.476.287-5	Oct. 2012	20 years
Daniel Jiménez Sch.	Senior Vice President of Exploration	Industrial Civil Engineer	6.362.533-7	Aug. 2013	25 years
Eugenio Ponce L.	Senior Commercial Vice President	Mechanical Engineer	5.370.715-7	Mar. 1999	35 years
Ricardo Ramos R.	Senior Vice President of Finance and Development	Industrial Civil Engineer	8.037.690-1	Nov. 1994	27 years
Andrés Yaksic B.	Risk Management and Compliance Officer	Industrial Civil Engineer	15.313.670-K	Oct. 2015	8 years
(1)	Years of service at SQM includes SQM S.A. and its subsidiaries.
(2)	On January 26, 2016, Macarena Briseño was named Comptroller and Corporate Reporting Manager. On the same date, Raúl Puerto was named Internal Audit Manager.

ii) REMUNERATIONS OF MAIN EXECUTIVES

Remunerations for the main executives for 2015 and 2014 were as follows:

Year	Number of Executives (1)	Fixed Salary (Millions of Ch$)	Variable Salary (Millions of Ch$)	Total Salary (MMCh$)
2015	103	11,041	2,704	13,745
2014	108	11,394	4,179	15,573

(1) Considers the average number of executives during the period.

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6) MANAGEMENT AND PERSONNEL

iii) COMPENSATION PLANS

Executive incentive plans: The organization’s goal is to create value for its interest groups, and to this end SQM S.A. has developed a variable incentives system that recognizes people’s commitment to the organization and its operating results.

Directors: The only remunerations assigned to the Board of Directors are disclosed in section 5)B)iii) Remunerations of the Directors. The Company has not implemented any incentive plans for its Directors.

SQM Executive Officers: The Company provides annual and biennial bonus plans for its executives, taking into account achievement of targets and individual contribution to the Company’s operating results. These incentives are based on the following variables: a) Short term (annual): the Company’s operating results and safety indices; b) Long term (biennial): the Company’s after-tax return on equity. SQM also operates a compensation plan designed to retain its executives by providing bonuses linked to the Company’s share price. For more information, see Note 3.35 – Compensation plans in SQM’s Financial Statements.

6) e) MANAGEMENT AND PERSONNEL: NUMBER OF EMPLOYEES

As of December 31, 2015, SQM and its subsidiaries had 4,250 employees, detailed as follows:

Employee Type	Parent	Subsidiaries	Total
Executives	26	71	97
Professionals	116	838	954
Technicians and operators	256	2,741	2,997
Foreigners	0	202	202
Total	398	3,852	4,250

6) f) MANAGEMENT AND PERSONNEL: SHARE OWNERSHIP OF EXECUTIVE OFFICERS AND BOARD MEMBERS

We have been informed that the following Directors own shares of SQM as of December 31, 2015:

Name	Position	Percentage of Shares in SQM
Juan Antonio Guzmán Molinari	Chairman	0%
Edward J. Waitzer	Vice Chairman	<1%
Joanne L. Boyes	Director	0%
Hernán Büchi Buc (1)	Director	0%
Robert A. Kirkpatrick	Director	0%
Hans Dieter Linneberg Arancibia	Director	<1%
Arnfinn F. Prugger	Director	0%
Wolf Von Appen Behrmann (2)	Director	0%
(1)	On March 22, 2015, Mr. H. Büchi B. informed the Board of Directors that he has decided to resign from his position as director of SQM effective April 25, 2016.
(2)	On March 22, 2015, Mr. W. Von Appen B. informed the Board of Directors that he has decided to resign from his position as director of SQM effective April 25, 2016.

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We have been informed that the following executive officers own shares of SQM as of December 31, 2015:

Name	Position	Percentage of Shares in SQM
Patricio de Solminihac T.	Chief Executive Officer	0%
Matías Astaburuaga S.	General Counsel	0%
Juan Carlos Barrera P.	Senior Vice President of Operations, Potassium and Lithium	<1%
Macarena Briseño C.	Head of Internal Audit	0%
Pauline De Vidts S.	Senior Vice President of Human Resources and Sustainability	0%
Carlos Díaz O.	Senior Vice President of Operations, Nitrates and Iodine	0%
Daniel Jiménez Sch.	Senior Vice President of Exploration	0%
Eugenio Ponce L.	Senior Commercial Vice President	0%
Ricardo Ramos R.	Senior Vice President of Finance and Development	0%
Andrés Yaksic B.	Risk Management and Compliance Officer	0%

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) a) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES: SUBSIDIARIES AND ASSOCIATES

Subsidiaries in Chile

AGRORAMA S.A.:
Type of company:	Corporation
Capital:	US$141,000
Ownership:	99.999% SQMC S.A.
0.001% minority interest
Investment as % of SQM S.A.’s
individual assets:	0.0050172%
Corporate purpose:	Sales and distribution of fertilizers, pesticides and agricultural inputs
Board of Directors:	Carlos Ríos M.
Christian Izarnotegui L.
Claudio Morales G.*
CEO:	Christian Izarnotegui L.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2068

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

AJAY-SQM CHILE S.A.:
Type of company:	Corporation
Capital:	US$5,313,794
Ownership:	51% SQM S.A.
49% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.2102759%
Corporate purpose:	Iodine processing
Board of Directors:	Eugenio Ponce L.*
Felipe Smith de A.*
Alan Shipp
Charles Pittard
CEO:	Patricio Covarrubias G.
Relationship with parent company:	Production
Contracts with parent company:	Distribution
Address:	Avda Pdte. Eduardo Frei N° 4900, Santiago, Chile
Telephone:	(56) 2 2443 7110
Fax:	(56) 2 2443 7114

ALMACENES Y DEPOSITOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$1,095,365
Ownership:	99% SQM Potasio S.A.
1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0076011%
Corporate purpose:	General deposit activities
Board of Directors:	None
CEO:	Patricio de Solminihac T.*
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

COMERCIAL AGRORAMA LTDA
Type of company:	Limited liability corporation
Capital:	US$1,128,000
Ownership:	70% SQMC S.A.
30% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0102929%
Corporate purpose:	Sales and distribution of fertilizers, pesticides and agricultural inputs
Board of Directors:	Claudio Morales G.*
Carlos Ríos M.
Christian Izarnotegui L.
Tullio Callegari P.
Alejandro Bitrán M.
CEO:	Christian Izarnotegui L.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2068

* Employee of SQM S.A.

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

COMERCIAL HYDRO S.A.:
Type of company:	Corporation
Capital:	US$4,818,186
Ownership:	99.9999% SQMC S.A.
0.0001% SQMC Internacional Ltda.
Investment as % of SQM S.A.’s
individual assets:	0.1357070%
Corporate purpose:	Import and marketing of fertilizers
CEO:	Claudio Morales*
Board of Directors:	Eugenio Ponce*
Ricardo Ramos*
Claudio Morales*
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

EXPLORACIONES MINERAS S.A.:
Type of company:	Corporation
Capital:	US$30,100,000
Ownership:	0.269103% SQM S.A.
99.730897% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.6570625%
Corporate purpose:	Operation of other mines and quarries
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2434

INSTITUCION DE SALUD PREVISIONAL NORTE GRANDE LTDA.:
Type of company:	Limited liability corporation
Capital:	US $70,500
Ownership:	99% SQM Industrial S.A.
1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0130590%
Corporate purpose:	Administration of health matters for SQM S.A.
Board of Directors:	Not applicable
CEO:	Humberto Riquelme
Relationship with parent company:	Support
Contracts with parent company:	Support
Address:	Aníbal Pinto N° 3228, Antofagasta, Chile
Telephone:	(55) 412621
Fax:	(55) 412632

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

ORCOMA ESTUDIOS SPA:
Type of company:	Joint stock company
Capital:	US$1,500
Ownership:	51% SQM S.A.
49% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0590130%
Corporate purpose:	Exploration, measurement, prospection and research of mineral deposits for extraction, production and mineral processing
CEO:	Pablo Altimiras*
Legal representative:	Patricio de Solminihac*
Ricardo Ramos*
Relationship with parent company:	Not applicable
Contracts with parent company:	None
Address:	Apoquindo 3721, office 131, Las Condes, Santiago, Chile
Telephone:	(56) 2 367 3000

ORCOMA SPA:
Type of company:	Joint stock company
Capital:	US$2,357,731
Ownership:	100% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0584914%
Corporate purpose:	Exploration, measurement, prospection, Research, development and operation of mineral deposits for extraction, production and processing
Legal representative:	Patricio de Solminihac*
Ricardo Ramos*
Relationship with parent company:	Not applicable
Contracts with parent company:	None
Address:	Apoquindo 3721, office 131, Las Condes, Santiago, Chile
Telephone:	(56) 2 367 3000

PROINSA LTDA.:
Type of company:	Limited liability corporation
Capital:	US$57,890
Ownership:	99.9% SQMC S.A.
0.1% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0022646%
Corporate purpose:	Production and marketing of fertilizers
Board of Directors:	None
CEO:	Claudio Morales G.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SERVICIOS INTEGRALES DE TRANSITOS Y TRANSFERENCIAS S.A.:
Type of company:	Corporation
Capital:	US$9,873,573
Ownership:	99.99966% SQM Industrial S.A.
0.00034% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.5551075%
Corporate purpose:	Transport and storage of merchandise
Board of Directors:	Eugenio Ponce L.*
Ricardo Ramos R.*
Patricio de Solminihac T.*
Daniel Jiménez Sch.*
Carlos Diaz O. *
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Arturo Prat N° 1060, Tocopilla, Chile
Telephone:	(55) 414452
Fax:	(55) 414488

SOCIEDAD PRESTADORA DE SERVICIOS DE SALUD CRUZ DEL NORTE S.A.:
Type of company:	Corporation
Capital:	US$70,500
Ownership:	99% SQM Industrial S.A.
1% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0014455%
Corporate purpose:	Provision of health-related services
Board of Directors:	None
CEO:	David Zapata F.
Relationship with parent company:	Support
Contracts with parent company:	Support
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2068

SOQUIMICH COMERCIAL S.A.:
Type of company:	Open stock corporation
Capital:	US$61,745,898
Ownership:	60.6383212% SQM Industrial S.A.
0.0000004% SQM S.A.
39.3616784% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	1.9156902%
Corporate purpose:	Production and marketing of fertilizers
Board of Directors:	Ricardo Ramos R. *
Bogdan Borkowski S.
Alfredo Doberti D. *
Francisco Javier Fontaine S.
Gerardo Illanes G. *
Daniel Jiménez Sch. *
Eugenio Ponce L.*
CEO:	Claudio Morales G.*
Relationship with parent company:	Distribution
Contracts with parent company:	Supply
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM INDUSTRIAL S.A.:
Type of company:	Corporation
Capital:	US$715,066,287
Ownership:	99.047043% SQM S.A.
0.952957% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	22.6179772%
Corporate purpose:	Operation of extraction plants, holdings and transfer of mineral substances and raw materials
CEO:	Patricio de Solminihac T.*
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos*
Carlos Diaz O.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

SQM NITRATOS S.A.:
Type of company:	Corporation
Capital:	US$30,349,981
Ownership:	99.99999782% SQM S.A.
0.00000218% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	1.2782625%
Corporate purpose:	Production and sale of fertilizers
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Daniel Jiménez Sch.*
Carlos Diaz O.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

SQM POTASIO S.A.:
Type of company:	Corporation
Capital:	US$257,010,492
Ownership:	99.999999% SQM S.A.
0.000001% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	25.5014952%
Corporate purpose:	Extraction of minerals for fertilizer and chemical production
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Carlos Diaz O.*
Daniel Jiménez Sch.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM SALAR S.A.:
Type of company:	Corporation
Capital:	US$38,000,000
Ownership:	81.82% SQM Potasio S.A.
18.18% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	20.8180771%
Corporate purpose:	Exploitation and marketing of potassium, lithium and other products
Board of Directors:	Patricio De Solminihac T.*
Daniel Jiménez Sch.*
Ricardo Ramos R.*
Carlos Diaz O.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

SQMC INTERNACIONAL LTDA.:
Type of company:	Limited liability corporation
Capital:	US$817,890
Ownership:	99.7423% SQMC S.A.
0.2577% Proinsa Ltda.
Investment as % of SQM S.A.’s
individual assets:	0.0029469%
Corporate purpose:	Marketing, import and export of fertilizers
Board of Directors:	None
CEO:	Claudio Morales G.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Associates in Chile

SALES DE MAGNESIO LTDA.:
Type of company:	Limited liability corporation
Capital:	US$188,100
Ownership:	50% SQM Salar S.A.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0386910%
Corporate purpose:	Marketing of magnesium salts
Committee of Representatives:	Daniel Jiménez*
Felipe Smith*
Carlos Calderón
Hernán Cáceres
CEO:	Ney Fauré C.
Relationship with parent company:	Distribution
Contracts with parent company:	Office rental
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2428
Fax:	(56) 2 2425 2434

International Subsidiaries

ADMINISTRACION Y SERVICIOS SANTIAGO S.A. DE C.V.:
Type of company:	Variable capital corporation
Capital:	US$6,612
Ownership:	99.998% SQM Industrial S.A.
0.002% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	-0.0172957%
Corporate purpose:	Services
Board of Directors:	Christian Lüders M.*
Ricardo Ramos R.*
Eugenio Ponce L.*
Andrés Yaksic B.*
Patricio de Solminihac T.*
Enrique Olivares C.*
Matías Murillo G.*
CEO:	Christian Lüders M.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol. CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

COMERCIAL CAIMÁN INTERNACIONAL S.A.:
Type of company:	Corporation
Capital:	US$1,000
Ownership:	100% SQM Investment Corporation N.V.
Investment as % of SQM S.A.’s
individual assets:	-0.0214576%
Corporate purpose:	Marketing, importing and exporting
Board of Directors:	Christian Lüders M.*
Andrés Yaksic B.*
Matías Murillo G.*
CEO:	Christian Lüders M.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Edificio Plaza Bancomer, Calle 50, Panama, Republic of Panama
Telephone:	(52 33) 35101100
Fax:	(52 33) 35101100

106

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

NITRATOS NATURAIS DO CHILE SERVICIOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$774,294
Ownership:	29.18% SQM Industrial S.A.
70.82% SQM Brasil Ltda.
Investment as % of SQM S.A.’s
individual assets:	-0.0753634%
Corporate purpose:	Marketing advisory services, representation of other foreign and local companies, administrative support in general
Board of Directors:	None
Legal representative:	Martim de Almeida Sampaio
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calçada das Margaridas, nº 163, sala 02, Centro Comercial de Alphaville, Alphaville, Barueri, CEP 06453-038, Sao Paulo, Brazil.
Telephone:	(55 11) 4195 6315

NORTH AMERICAN TRADING COMPANY:
Type of company:	Corporation
Capital:	US$338,124
Ownership:	100% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.0066043%
Corporate purpose:	Investment company
Board of Directors:	Ricardo Ramos*
Daniel Jiménez*
President:	Sebastián Sánchez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

ROYAL SEED TRADING A.V.V.:
Type of company:	Limited liability corporation
Capital:	US$6,000
Ownership:	1.67% SQM S.A.
98.33% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.5085786%
Corporate purpose:	Investment and marketing of moveable property and real estate
Board of Directors:	IMC International Management & Trust Company N.V
CEO:	IMC International Management & Trust Company N.V
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	L. G. Smith Blv 62 Miramar Building, Suite 304, Orangestad, Aruba
Telephone:	297 582 3301
Fax:	297 583 6454

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

RS AGRO CHEMICAL TRADING CORP. A.V.V.:
Type of company:	Limited liability corporation
Capital:	US$6,000
Ownership:	98.3333% SQM S.A.
1.6667% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.1294437%
Corporate purpose:	Investment and marketing of moveable property and real estate
Board of Directors:	IMC International Management & Trust Company N.V
CEO:	IMC International Management & Trust Company N.V
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	L. G. Smith Blv 62 Miramar Building, Suite 304, Orangestad, Aruba
Telephone:	297 582 3301
Fax:	297 583 6454

SOQUIMICH EUROPEAN HOLDINGS B.V.:
Type of company:	Limited liability corporation
Capital:	US$15,815,547
Ownership:	100% SQM Corporation N.V.
Investment as % of SQM S.A.’s
individual assets:	2.5855839%
Corporate purpose:	Investment company
Board of Directors:	Frank Biot
Patrick Vanbeneden
Paul van Duuren
Dennis Beets
CEO:	None
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Luna ArenA, Herikerbergweg 238, 1101 CM Amsterdam Zuid-Oost, Netherlands
Telephone:	(31 20) 5755600
Fax:	(31 20) 6730016

SOQUIMICH S.L.R. ARGENTINA:
Type of company:	Limited liability corporation
Capital:	S$1,656,500
Ownership:	99.99906% SQM Investment Corporation
0.00094% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0010966%
Corporate purpose:	Import, export, sales and marketing of fertilizers, sodium nitrate, iodine, iodine salts, sodium sulfate, potassium nitrate and all classes of agricultural and industrial inputs
Board of Directors:	None
CEO:	Carlos Balter
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Espejo 65 – Oficina 6 – 5500 Mendoza, Argentina
Telephone:	(54 261) 434 0301
Fax:	(54 261) 434 0301

108

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQI CORPORATION N.V.:
Type of company:	Corporation
Capital:	US$6,300
Ownership:	99.98413% SQM Potasio S.A.
0.01587% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0003738%
Corporate purpose:	Investment in moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4612544
Fax:	(59) (99) 4612647

SQM AFRICA:
Type of company:	Limited liability corporation
Capital:	US$70,699
Ownership:	100% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.3570791%
Corporate purpose:	Marketing of specialty plant nutrients and industrial products
Board of Directors:	Frank Biot
Patrick Vanbeneden
Emmanuel de Marez
Public Officer:	Ettienne Strydom
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Building 33 Waterford Office Park, Waterford Drive,
2055 Fourways, Johannesburg, South Africa
Telephone:	(27 11) 6580018
Fax:	(27 11) 6581101

SQM AGRO INDIA PVT LTD:
Type of company:	Limited liability corporation
Capital:	US$81,509
Ownership:	100% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.0000748%
Corporate purpose:	Agent and distributor of specialty plant nutrients in India
Board of Directors:	Patrick Vanbeneden
Alex Nijo
CEO:	Not applicable
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	C 30 Chiragh Enclave, New Delhi, 110048 India
Telephone:	(91 11) 26 44 24 98
Fax:	(91 11) 26 23 82 73

109

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM (BEIJING) COMMERCIAL CO. LTDA.:
Type of company:	Limited liability corporation
Capital:	US$1,600,000
Ownership:	100% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0563730%
Corporate purpose:	Commission agent and marketing of chemical products
Board of Directors:	Patricio de Solminihac T.*
Eugenio Ponce L.*
Ricardo Ramos R.*
CEO:	Andrés Yaksic B.*
Relationship with parent company:	Distribution
Contracts with parent company:	Commercial agency agreement
Address:	Room 1502, CBD International Mansion No. 16 Yong An Dong Li, Jian Wai Ave Beijing, 100022, P.R. China.
Telephone:	(86 10) 6461 8950
Fax:	(86 10) 8454 0885

SQM BRASIL SERVICIOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$2,190,000
Ownership:	98.91% SQM Industrial
1.09% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0649212%
Corporate purpose:	Marketing advisory services, representation of other foreign and domestic companies, administrative support in general
Board of Directors:	None
Representante legal:	Martim de Almeida Sampaio
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calçada das Margaridas, nº 163, sala 02, Centro Comercial de Alphaville, Alphaville, Barueri, CEP 06453-038, Sao Paulo, Brazil
Telephone:	(55 11) 4195 6315

SQM COMERCIAL DE MEXICO S.A. de C.V.:
Type of company:	Variable capital corporation
Capital:	US$22,044,533
Ownership:	99.9459% SQM Industrial S.A.
0.0536% SQM Potasio S.A.
0.0005% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.6929748%
Corporate purpose:	Import, export and marketing of fertilizers
Board of Directors:	Christian Lüders M.*
Ricardo Ramos R.*
Eugenio Ponce L.*
Andrés Yaksic B.*
Patricio de Solminihac T.*
Enrique Olivares C.*
Matías Murillo G.*
CEO:	Christian Lüders*
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol. CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM CORPORATION N.V.:
Type of company:	Corporation
Capital:	US$12,939,718
Ownership:	99.9794% SQM Industrial S.A.
0.0204% SQI Corporation N.V.
0.0002% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	2.8123969%
Corporate purpose:	Investment in moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4335119
Fax:	(59) (99) 4335119

SQM ECUADOR S.A.:
Type of company:	Corporation
Capital:	US$416,900
Ownership:	99.996% SQM Industrial S.A.
0.004% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0221555%
Corporate purpose:	Wholesale fertilizer sales
Board of Directors:	None
CEO:	Antonio Cabezón*
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Av. Constitución y Av. Juan Tanca Marengo, Edificio Executive Center, Piso 3 Oficina 304-305, Guayaquil, Ecuador
Telephone:	(593 4) 2158639
Fax:	(593 4) 2158639 ext 11

111

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM EUROPE N.V.:
Type of company:	Corporation
Capital:	US$21,736,572
Ownership:	99.42% Soquimich European Holdings B.V.
0.58% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	1.1122586%
Corporate purpose:	Distribution and marketing of specialty plant nutrients and industrial products in Europe, Northern Africa and the Middle and Far East
Board of Directors:	Ricardo Ramos R.*
Eugenio Ponce L.*
Patricio de Solminihac T.*
Daniel Jiménez S.*
Enrique Olivares*
CEO:	Frank Biot
Relationship with parent company:	Support and Distribution
Contracts with parent company:	Not applicable
Address:	Houtdok-Noordkaai 25a, 2030. Antwerp, Belgium
Telephone:	(32 3) 2039700
Fax:	(32 3) 2312782

SQM FRANCE S.A.
Type of company:	Corporation
Capital:	US$204,061
Ownership:	100% Soquimich European Holdings NV
Investment as % of SQM S.A.’s
individual assets:	0.0059065%
Corporate purpose:	Distribution
Board of Directors:
Representante Legal:	Oliver Lecaplain
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Zac Des Pommiers, 27930 Fauville, France
Telephone:	None

SQM IBERIAN S.A.
Type of company:	Corporation
Capital:	US$133,127
Ownership:	100% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.1330823%
Corporate purpose:	Distribution and marketing of specialty plant nutrients and technical products in Spain
Board of Directors:	Frank Biot
Jorge Lütken
Erik Borghys
Andrés Yaksic*
Gerencia:	José Andrés Cayuela
Enrique Torras
Erik Lütken
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Provenza 251 Principal 1a CP 08008 Barcelona, Spain
Telephone:	(34 93) 4877806
Fax:	(34 93) 4872344

112

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM INDONESIA S.A.:
Type of company:	Corporation
Capital:	US$32,009
Ownership:	80% Soquimich European Holding B.V.
20% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0000598%
Corporate purpose:	Import trading and distribution services
Board of Directors:	Frank Biot (President)
Patrick Vanbeneden
Rudy Ismanto
CEO:	Not applicable
Relationship with parent company:	Not applicable
Contracts with parent company:	Not applicable
Address:	Perumahanbumi Dirgantara Permai, Jl.
Suryadarma Blok Aw No. 15, Rt. 01/09, 17436 Jatisari
Pondok Gede, Indonesia
Telephone:	(62 21) 86607760
Fax:	(62 21) 86607761

SQM INVESTMENT CORPORATION N.V.:
Type of company:	Corporation
Capital:	US$50,000
Ownership:	99.00% SQM Potasio S.A.
1.00% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	1.2845179%
Corporate purpose:	Investment and marketing of moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4335119
Fax:	(59) (99) 4335119

SQM ITALIA SRL:
Type of company:	Limited liability corporation
Capital:	US$278,141
Ownership:	100% Soquimich European Holdings NV
Investment as % of SQM S.A.’s
individual assets:	0.0276632%
Corporate purpose:	Distribution
Board of Directors:
CEO:	Silvio Maria Parri
Frank Biot
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Via A. Meucci, N°5, 50012 – Bagno A Ripoli –Firenze, Italy
Telephone:	+39 055 644 418
Fax:	None

113

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM JAPAN CO. LTD.:
Type of company:	Limited liability corporation
Capital:	US$87,413
Ownership:	99% SQM Potasio S.A.
1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0449589%
Corporate purpose:	Marketing of products in Asia/Oceania and marketing assistance
Board of Directors:	Patricio de Solminihac*
Eugenio Ponce*
Mayo Shibazaki
CEO:	Mayo Shibazaki
Relationship with parent company:	Distribution and marketing
Contracts with parent company:	Commercial agency agreement
Address:	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minatoku, Tokyo, Japan 107-0062
Telephone:	(81 3) 5778 3311
Fax:	(81 3) 5778 3312

SQM LITHIUM SPECIALTIES LIMITED PARTNERSHIP, L.L.P:
Type of company:	Limited liability partnership
Capital:	US$33,712,430
Ownership:	99% SQM Virginia LLC
1% North American Trading Co.
Investment as % of SQM S.A.’s
individual assets:	0.3614903%
Corporate purpose:	Production and marketing of lithium derivatives
Board of Directors:	None
President:	Sebastian Sanchez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	1 (770) 916 9400
Fax:	1 (770) 916 9401

SQM NITRATOS MEXICO S.A. de C.V.:
Type of company:	Variable capital corporation
Capital:	US$5,636
Ownership:	99.998% SQM Industrial S.A.
0.002% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.0003240%
Corporate purpose:	Services
Board of Directors:	Christian Lüders M.*
Ricardo Ramos R.*
Eugenio Ponce L.*
Andrés Yaksic B.*
Patricio de Solminihac T.*
Enrique Olivares C.*
Matías Murillo G.*
CEO:	Christian Lüders M.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol. CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

114

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM NORTH AMERICA CORPORATION:
Type of company:	Corporation
Capital:	US$30.140.100
Ownership:	51% SQM Industrial S.A.
40% SQM S.A.
9% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.3778639%
Corporate purpose:	Marketing of nitrates, fertilizers, iodine and lithium in North America
Board of Directors:	Patricio de Solminihac T.*
Eugenio Ponce L.*
Ricardo Ramos R.*
Daniel Jiménez S. *
Enrique Olivares C.*
President:	Sebastian Sanchez
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

SQM OCEANIA PTY LIMITED:
Type of company:	Limited liability corporation
Capital:	US$1
Ownership:	100% SQM Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.0477501%
Corporate purpose:	Import, export and distribution of fertilizers and industrial products
Board of Directors:	Frank Biot
Patrick Vanbeneden
Gerardo Illanes G.*
Carlos Díaz O.*
Geoffrey Walker
CEO:	None
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	LEVEL 16 201 ELIZABETH STREET SYDNEY NSW 2000
Telephone:	(61 412) 558911
Fax:	(61 293) 479221

115

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM PERÚ S.A.:
Type of company:	Corporation
Capital:	US$17,427
Ownership:	99.02% SQM Industrial S.A.
0.98% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0188159%
Corporate purpose:	Marketing of agricultural and industrial inputs
Board of Directors:	Ricardo Ramos*
Enrique Olivares*
Andrés Yaksic*
CEO:	Andrés Yaksic*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Avenida Camino Real Nº 390 of 801, San Isidro, Lima, Peru
Telephone:	(511) 6112121
Fax:	(511) 6112122

SQM (THAILAND) LIMITED:
Type of company:	Limited liability corporation
Capital:	US$3,364,341
Ownership:	99.996% SQM European Holdings NV
0.004% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0698031%
Corporate purpose:	Marketing of fertilizers and industrial chemicals
Board of Directors:	Andrés Yaksic*
Patrick Vanbeneden
Tim Boeckx
Pattamakan Suparp
Legal representative:	Tim Boeckx
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Unit 2962, Level 29, No. 388, Exchange Tower, Sukhumvit Road, Klongtoey District, Bangkok, Thailand
Telephone:	(66) 2104 9136

SQM VIRGINIA L.L.C.:
Type of company:	Limited liability corporation
Capital:	US $33,375,305
Ownership:	100% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.3578766%
Corporate purpose:	Investment company
Board of Directors:	Eugenio Ponce L.*
Gerardo Illanes G.*
President:	Sebastián Sánchez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

116

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQMC HOLDING CORPORATION:
Type of company:	Corporation
Capital:	US$3,000,000
Ownership:	99.9% SQM Potasio S.A.
0.1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.8515520%
Corporate purpose:	Investment company
Board of Directors:	Eugenio Ponce L.*
Felipe Smith*
President:	Sebastián Sánchez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

International Associates

ABU DHABI FERTILIZER INDUSTRIES CO. W.L.L.:
Type of company:	Limited liability corporation
Capital:	US$1,440,217
Ownership:	37% SQM Corporation N.V.
63% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.2725191%
Corporate purpose:	Distribution and marketing of specialty plant nutrients
Board of Directors:	Yousef Al Tawil
Patrick Vanbeneden
Frank Biot
CEO:	Yousef Al Tawil
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	PO Box 71871, Abu Dhabi, United Arab Emirates
Telephone:	(971) 25511700
Fax:	(971) 25511702

AJAY EUROPE SARL:
Type of company:	Limited liability corporation
Capital:	US$4,206,847
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.1940409%
Corporate purpose:	Production and distribution of iodine
Board of Directors:	Eugenio Ponce*
Alan Shipp
Felipe Smith*
Alec Poitevint
CEO:	Alan Shipp
Relationship with parent company:	Production
Contracts with parent company:	Supply
Address:	Z.I. du Grand Verger BP 227 53602, Evron Cedex, France
Telephone:	(33 24) 3013535
Fax:	(33 24) 3017618

117

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

AJAY NORTH AMERICA L.L.C.:
Type of company:	Limited liability corporation
Capital:	US$10,383,786
Ownership:	49% SQMC Holding Corporation
51% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.3117761%
Corporate purpose:	Production and marketing of iodine derivatives
Board of Directors:	Eugenio Ponce*
Felipe Smith*
Alan Shipp
Alec Poitevint
CEO:	Alan Shipp
Relationship with parent company:	Production
Contracts with parent company:	Supply
Address:	1400 Industry Road, Power Springs, GA 30129
Telephone:	1 (770) 943 6202
Fax:	1 (770) 439 0369

CHARLEE SQM THAILAND:
Type of company:	Limited liability corporation
Capital:	US$2,432,000
Ownership:	40% Soquimich European Holdings B.V.
60% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0332357%
Corporate purpose:	Distribution and marketing of specialty plant nutrients
Board of Directors:	Patrick Vanbeneden
Emmanuel De Marez
Chali Arjananont
Vachiraporn Krairirsh
Wachirachai Utjananont
General Manager:	Vashirasak Arjananont
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	31 Soi 138 (Meesuk) Ladpraw Road, Bangkapi, 10240 Bangkok, Thailand
Telephone:	(662) 3778668
Fax:	(662) 3773578

DOKTOR TARSA TARIM SANAYI A.S.:
Type of company:	Corporation
Capital:	US$17,680,795
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.4247916%
Corporate purpose:	Distribution, marketing and production of specialty fertilizers
Board of Directors:	Frank Biot
Ali B. Ozman
Esther Ozman
CEO:	Ali B. Ozman
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya, Turkey.
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

118

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM EASTMED TURKEY:
Type of company:	Corporation
Capital:	US$283.906
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0,0017819%
Corporate purpose:	Production and marketing of specialty products
Board of Directors:	Patrick Vanbeneden
Ali B. Özman
Esther Ozman
CEO:	Ali B. Özman
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	Organize Sanayi Bolgesi, Ikinci,Kisim, 22 cadde TR07100 Antalya, Turkey
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

There were no significant changes in the ownership structure of SQM’s subsidiaries and associates during 2014.

119

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120

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) b) INFORMATION ABOUT OTHER INVESTEES

Joint Ventures or Joint Control

COROMANDEL (SQM INDIA) P LTD.:

Type of company:	Limited liability corporation
Capital:	US$1,579,200
Ownership:	50% Soquimich European Holdings NV
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0194639%
Corporate purpose:	Distribution, marketing and production of specialty fertilizers
Board of directors:	Patrick Vanbeneden
Emmanuel De Marez
P. Gopalakrishna
S. Sankarasubramanian
CEO:	Mahadev Suvarna
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Coromandel House 1-2-10, Sardar Patel Road, Secunderabad-500 003, Andhra Pradesh, India
Telephone:	91-40-27842034

QINGDAO SQM-STAR CROP NUTRITION CO. LTD.:

Type of company:	Limited liability corporation
Capital:	US$2,000,000
Ownership:	50% SQM Industrial S.A.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0597499%
Corporate purpose:	Production and marketing of soluble fertilizers
Board of directors:	Li Xiang
Andrés Yaksic*
Wan Taibin
Frank Biot
CEO:	Li Xiang
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	No. 36, Road 7 Longquan River, Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province, China
Telephone:	(86) 532 809 65 366

SICHUAN SQM-MIGAO CHEMICAL FERTILIZER CO. LTD.:

Type of company:	Limited liability corporation
Capital:	US$28,000,000
Ownership:	50% SQM Industrial S.A.
50% Migao Corporation
Investment as % of SQM S.A.’s
individual assets:	0.3062761%
Corporate purpose:	Production and marketing of fertilizers
Board of directors:	Andrés Yaksic*
Liu Yaqin
Liu Guocai

121

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Frank Biot
CEO:	Liu Guocai.
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	Huangjin Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province, China.
Telephone:	(86) 532 809 65 366

SQM VITAS BRASIL:
Type of company:	Limited liability corporation
Capital:	US$3,595,984
Ownership:	99.99% SQM Vitas FZCO
0.01% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0486625%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Frank Biot
Karina Kuzmak-Bourdet
Alfredo Doberti
CEO:	Leandro Ries
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Via Candeias, Km. 01, Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia – Brazil CEP 43.805 – 190, Caixa Postal 138
Telephone:	(55) 71 3602 3056
Fax:	None

SQM VITAS HOLLAND:
Type of company:	Limited liability corporation
Capital:	US$109,254
Ownership:	50% Soquimich European Holdings NV
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0. 0323360%
Corporate purpose:	Investment company
Board of directors:	Frank Biot
Patrick Vanbeneden
Paul van Duuren
Dennis Beets
CEO:	Not applicable
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Luna ArenA, Herikerbergweg 238, 1101 CM Amsterdam Zuid-Oost, Netherlands
Telephone:	(31 20) 5755600
Fax:	(31 20) 6730016

SQM VITAS FZCO:
Type of company:	Free zone company
Capital:	US$1,413,043
Ownership:	49.5% SQM Industrial S.A.
0.5% SQM S.A.
50% Non-related parties

122

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	0. 1848822%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Patrick Vanbeneden
Karina Kuzmak-Bourdet
Frank Biot
CEO:	Patrick Vanbeneden
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Jebel Ali Free Zone, PO Box 18222, Dubai, United Arab Emirates
Telephone:	(971 4) 8838506
Fax:	(971 4) 8838507

SQM VITAS PERÚ S.A.C.:
Type of company:	Corporation
Capital:	US$5,162,956
Ownership:	99.99999% SQM Vitas FZCO
0.00001% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0604228%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Frank Biot
Karina Kuzmak-Bourdet
Alfredo Doberti
CEO:	Carlos Arredondo
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Av. Juan de Arona N°151 Of. 303, Torre B, San Isidro, Lima, Peru
Telephone:	(511) 611 2121
Fax:	(511) 611 2121

SQM VITAS PLANTACOTE BV:
Type of company:	Limited liability corporation
Capital:	US$2,047,865
Ownership:	100% SQM Vitas BV
Investment as % of SQM S.A.’s
individual assets:	0. 0117755%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Patrick Vanbeneden
Frank Biot
Karina Kuzmak-Bourdet
CEO:	Toon Vanderhallen
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Luna ArenA, Herikerbergweg 238, 1101 CM Ambsterdam Zuid-Oost, Netherlands
Telephone:	(32) 471 953405
Fax:	None

SQM VITAS SPAIN:
Type of company:	Corporation
Capital:	US$1,351,240

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Ownership:	100% SQM Vitas BV
Investment as % of SQM S.A.’s
individual assets:	0.0152023%
Corporate purpose:	Production of specialty plant nutrients
Board of directors:	Patrick Vanbenden
Frank Biot
Karina Kuzmak-Bourdet
CEO:	Juan Carlos García
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	11510-Puerto Real, calle Manuel Echeverría, Manzana 2, Muelle de la Cabezuela, Cádiz, Spain
Telephone:	(34) 956567946
Fax:	(34) 956479059

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

Relevant or Essential Facts Pertaining to SQM S.A.

The following events occurred or were reported as essential events or events of interest to the Chilean Superintendence of Securities and Insurance and the Stock Exchanges and included on the Company’s web page:

At its Extraordinary Meeting of February 26, 2015, the Board of Directors formed an ad-hoc committee (the “ad-hoc Committee”) to address the analyze of the so-called “SQM Case.” Such as-hoc Committee is currently composed of the Directors Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer. The Board of Directors delegated in the ad-hoc Committee the authority required to perform its duties and empowered it so that at its discretion engages all legal and accounting advisory required and other independent external advisory services as it deems appropriate and that upon performing its duties reports to the Board of Directors on its conclusions and possible recommendations for courses of action.

On March 16, 2015, the Directors of Sociedad Química y Minera de Chile S.A. at the Extraordinary Meeting agreed to terminate the employment contract between the Company and Mr. Patricio Contesse G. and starting on that same date appoint Patricio de Solminihac Tampier as the new Chief Executive Officer of SQM S.A.

On March 18, 2015, the Company communicated that Wayne R. Brownlee, José Maria Eyzaguirre B. and Alejandro Montero P., Directors of Sociedad Química y Minera de Chile S.A., elected through the vote of the shareholder Potash Corporation of Saskatchewan Inc., resigned from their positions as Directors of SQM effective as of 9:15 pm of Tuesday, March 17, 2015. In a response to the respective stock exchanges the Company indicated that the only event of which it was aware and might relate to the decrease in the price of shares of SQM referred to the aforementioned resignations.

On March 23, 2015, the Board of Directors of SQM Salar S.A. (SQMS), a subsidiary of SQM S.A. –i– was informed of the resignation by Mr. Patricio Contesse G. from his positions of Director and CEO of SQMS –ii– appointed Mr. Ricardo Ramos R. as the Company’s new Chairman and –iii– appointed Mr. Patricio de Solminihac T. as the new CEO of SQM Salar S.A.

On March 24, 2015, the Company’s Board of Directors agreed recommending at the next Shareholders’ Meeting to be held the distribution and payment as final dividend of 50% of net profit obtained by SQM during the 2014 business year.

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8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

On March 25, 2015, the Company communicated to the Chilean IRS that ~US$11 million would exist in payments to third parties which were agreed by our former CEO during tax years from 2009 and 2014 and which may not have sufficient supporting documentation to be qualified as expenses necessary to generate income in conformity with Chilean tax regulations. The Company has delivered the existing information it has and has submitted a draft containing corrections to its tax returns. With respect to such procedure, in the future the Company might be exposed to taxes of 35% on such expenses and the additional payment of interest and fines as applicable.

On the same date, the Company communicated to the SVS it has not been noticed of a class action filed in the United States. However, the Company presumes that such action may have been filed. This is also applicable with respect to other lawsuits, complaints and suits arising in the future in the United States or Chile.

On March 26, 2015, the Company delivered to the Chilean Public Prosecutor (Ministerio Público) the accounting records for tax years 2009 to 2014 related to the investigation that such institution, the Chilean IRS and the ad-hoc Committee were conducting with respect to payments made by SQM which may not have the adequate supporting documentation necessary to generate income in conformity with current Chilean tax regulations. Such event was public and widely-known.

On March 31, 2015, Sociedad Química y Minera de Chile S.A. received Official Communication No.6.206 issued by the SVS and replied as follows:

1.	The Company has identified certain expenses which would be associated to payments of fees and advisory services with respect to which it has been unable to gather the related supporting documentation and, which; accordingly, would not comply with the requirements to be deemed necessary to generate income. Such expenses total approximately US$11 million (an average of US$1.8 million in each tax year in the 2009-2014 period) and represented nearly 0.15% of SQM’s cost of sales during each of the years in such period. Such payments are associated with fee receipts and invoices issued by natural persons and legal entities domiciled in Chile for tax purposes.
2.	The process for the amendment of the related annual tax returns began on March 20, 2015. SQM S.A. filed the relevant final forms with the Chilean IRS for its analysis and also paid ~US$4 million for the concept of taxes related to non-deductible expenses (35%) and ~US$3 million for the concept of tax interest (a monthly percentage of 1.5%).
3.	The amounts indicated above will be reflected in the Company’s Interim Consolidated Financial Statements for the first quarter of 2015 with a charge to profit or loss. In addition, the tax authority might apply a fine in conformity with current Chilean tax regulations and the potential amount of such fine will be probably known during the next few weeks.
4.	The Company will send to the Chilean IRS any supporting documentation it achieves gathering with regard to the expenses-payments indicated above with the purpose of requiring the refund of taxes it has potentially paid in excess.
5.	The Chilean IRS is currently conducting a tax review of SQM S.A. The Company has been the subject and will continue to be the subject of reviews by the tax authority and both it and any other person in Chile, may not guarantee that as a result of such reviews, no situations will be detected which may finally imply any additional tax cost.

"The Company has not been notified of the class action that would have been filed in the United States of America. However, the Company assumes that such class action may have been effectively filed and is gathering the related information.” (Reply to Official Communication No. 5.921 of March 24, 2014 published on SQM’s web page).

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8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

On April 2, 2015, the Chilean IRS filed a criminal complaint for tax crime against the legal representatives of SQM S.A. (the former CEO Patricio Contesse González, the current CEO Patricio de Solminihac T. and the Vice President of Finance and Development Ricardo Ramos R.), for the alleged undue decrease in the Company’s net taxable income by recording in its accounting records 846 tax documents amounting to over Ch$4,340 million. Such complaint is also against the individuals who are found guilty or accessory or concealers of the crimes indicated above. This includes 237 invoices amounting to Ch$2,202 million and 609 fee receipts amounting to Ch$2,145 million, which were documents that were issued during the 2009-2014 period.

The legal action seeks the investigation of these individuals for their responsibility in the crime as established and sanctioned by Article 97 No. 4, subparagraph one of the Tax Code, referred to the presentation of maliciously incomplete or false statements or the use of other willful procedures to conceal or distortion the true amount of the transactions performed or avoid paying the tax.

On April 14, 2015, Sociedad Química y Minera de Chile S.A. communicated in conformity with the provisions of article 50 bis of the Public Company Act –i– that Bank of New York Mellon, as depository of the American Depositary Receipts (ADR’s) of SQM, received instructions from SailingStone Holdings Limited, as the holder of more than 1% of the shares issued of SQM, of nominating Edward J. Waitzer as candidate to the position of Independent Director representing Series B shares and –ii– that Sociedad de Inversiones Pampa Calichera S.A., as the holder of more than 1% of the shares issued of SQM, proposed H. Dieter Linneberg Arancibia as candidate to the position of Independent Director representing Series A shares.

On April 17, 2015, SQM Salar S.A. delivered to the Public Ministry the accounting records related to tax years 2009–2014 for the investigation that such Institution, the Chilean IRS and the ad-hoc Committee of SQM were conducting associated with the payments made by SQM Salar S.A. for which there would not be adequate supporting information to be qualified as expenses necessary to generate income in conformity with current Chilean regulations. Such event was public and notorious.

On April 22, 2015, Sociedad Química y Minera de Chile S.A. communicated that Sociedad de Inversiones Pampa Calichera S.A. nominated Hernán Büchi B., Juan Antonio Guzmán M., Dieter Linneberg A. and Wolf von Appen B. as candidates for Directors to be elected for Series A shares at the Ordinary Shareholders’ Meeting of April 24, 2015. Likewise, the Company communicated that Potash Corporation of Saskatchewan Inc. nominated three of its executives –Joanne L. Boyes, Robert A. Kirkpatrick and Arnfinn F. Prugger– as candidates for Directors also to be elected for Series A shares at the same Ordinary Shareholders’ Meeting of April 24, 2015.

On April 23, 2015. Sociedad Química y Minera de Chile S.A. replied to the Bolsa de Comercio de Santiago (Santiago Stock Exchange) indicating that the only event of which it was aware and could explain the increase in the price of the shares of SQM was the nomination of the candidates to Directors proposed by Sociedad de Inversiones Pampa Calichera S.A. and Potash Corporation of Saskatchewan Inc.

On April 24, 2015, Sociedad Química y Minera de Chile S.A. informed that at the Ordinary Shareholders’ Meeting held on that same date the shareholders agreed the following:

1.	Approved the Financial Statements, Annual report, Report from Account Inspectors and Independent Auditor’s Report for the commercial year ended December 31, 2014.
2.	Appointed–i– a Pricewaterhouse Consultores Auditores y Compañía Ltda. as the Company’s external auditors –ii– Ms. Genoveva Cofré Gutiérrez and Mr. Angel Gómez Morales as account inspectors and Messrs. Ricardo Marín Varas and Oscar Canales Tapia as alternate account inspectors; and –iii– Fitch Chile Clasificadora de Riesgo Ltda., Feller Rate Clasificadora de Riesgo Ltda. and Clasificadora de Riesgo Humphreys Ltda. as risk raters for the Company, all of them for commercial year 2015.
3.	Approved the Company’s Investment Policy and Financing Policy for commercial year 2015.

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8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

4.	Approved the distribution and payment of a final dividend of US$ 0.56304 per share. Notwithstanding, understanding that –i– a portion of that amount has already been paid through a provisional dividend of US$ 0.41493 per share, which SQM S.A. paid and distributed starting from December 12, 2014 and –ii– the remaining part will be paid through a dividend of US$ 0.14811 per share which SQM S.A. will pay and distribute starting from May 8, 2015 in its equivalent amount in Chilean pesos, the local currency – i.e., Ch$ 91.54975 per share –.
5.	Appointed Mrs. Joanne L. Boyes and Messrs. Hernán Büchi B., Juan Antonio Guzmán M., Robert A. Kirkpatrick, Hans Dieter Linneberg A., Arnfinn F. Prugger, Wolf Von Appen B. and Edward J. Waitzer as new Directors of SQM S.A. and approved the remuneration that will be paid to such directors. In addition, reflecting that Directors Hans Dieter Linneberg A. and Edward J. Waitzer were proposed and appointed as the Company’s Independent Directors.
6.	Approved the remuneration that will paid to the members of the Company’s Directors’ Committee and established the annual budget for operating expenses of such Committee and its advisors.
7.	Approved the remuneration that will be paid to the members of the Health, Safety and Environmental Committee, ad-hoc Committee and other Company’s Committees.
8.	Appointed ”El Mercurio de Santiago” as the newspaper of the registered office and general circulation in domestically where the notices summoning to the Company’s General Shareholders’ Meetings should be published.

Additionally, the Company’s shareholders were also informed and accordingly became aware at that same Ordinary Shareholders’ Meeting of the following aspects, among others:

1.	The execution of the acts or contracts entered into by the Company and which are referred to in Title XVI of Law No. 18.046.
2.	The Company’s Board of Directors’ expenses during the year 2014.
3.	The Company’s Dividend Policy for commercial year 2015.
4.	The “2014 Annual Management Report issued by the Company’s Directors’ Committee and other matters dealt with by such Committee.
5.	The analyses –and pillars and priorities– of the Directors’ Committee and Board of Directors to propose to the Shareholders at the Shareholders’ Meeting the appointment of Pricewaterhouse Consultores Auditores y Compañía Ltda. as the external auditors of SQM S.A. and its subsidiaries for commercial year 2015.
6.	The fact that the Company will provide free of charge the information indicated in Circular No. 1494 issued by the Chilean Superintendence of Securities and Insurance.

Subsequently, on the same date, April 24, 2015, the Company’s Directors met at the Extraordinary Board of Directors’ Meeting and after accepting their positions:

1.	Appointed Mr. Juan Antonio Guzmán M. as Board of Directors’ and Company’s Chairman and Mr. Edward J. Waitzer as the Board of Directors’ and the Company’s Vice-President.
2.	Appointed Messrs. Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer as members of the Company’s Directors’ Committee and Audit Committee.
3.	Appointed Mrs. Joanne L. Boyes and Messrs. Arnfinn F. Prugger and Wolf von Appen B. as members of the Company’s Health, Safety and Environmental Committee.
4.	Appointed Messrs. Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer as members of the Company’s Ad-Hoc Committee.
5.	Appointed Messrs. Robert A. Kirkpatrick, Dieter Linneberg A. and Edward J. Waitzer as members of the Company’s Corporate Governance Committee.

On April 24, 2015, Sociedad Química y Minera de Chile S.A. informed on the investigations it had been conducting in its different subsidiaries to determine the existence of payments that would not have adequate supporting documentation to be qualified as necessary to generate income in conformity with current Chilean regulations. Such investigation covered the years in the period between 2009 and 2014 and preliminarily allowed the identification of payments made by the subsidiary SQM Salar S.A. for an amount lower than 17% of the amount detected in SQM S.A. and generated the beginning of the amendment processes with the Chilean IRS.

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8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

On April 30, 2015, the Arbitrator rejected the entire lawsuit filed by E-CL against SQM S.A. in 2013.

On April 30, 2015, the Public Ministry, subsequent to reviewing the legal actions filed by the Chilean IRS, has formalized charges against the Company’s former CEO in connection with the payment of receipts and invoices that would have been approved by him and could not have sufficient supporting documentation for the associated services and; with respect to this, for the alleged presentation of maliciously incomplete or false statements or the use of other willful methods to conceal or distort the true amount of the transactions performed or avoid the payment of taxes. If, as a result of the related investigation, the former CEO is sentenced by the Oral Court, the Company may also be subject to the payment of a sanction imposed by the Eighth Criminal Oral Court of Santiago for an amount equivalent to between 50% and 300% of the tax paid. The Company believes no provision should be recognized at this stage of the process.

On April 30, 2015, SQM S.A. informed it will need an additional term to deliver its Annual 20-F Form Report and that such additional term relates to the investigation indicated above as being conducted by the Ad-Hoc Committee, its lawyers and IT experts.

On May 12, 2015, SQM S.A. specifically informed with respect to that mentioned above to the SVS and provided such Superintendence with the supplementary information required.

On May 11, 2015, the Chilean IRS filed with the Eighth Supervisory Court in Preliminary Proceedings of Santiago two criminal complaints within the framework of the Penta Case and SQM Specific Case, for tax crimes linked to the provision of ideologically false invoices and fee receipts, evasion of tax on grants and the filing of maliciously incomplete or false tax returns legal actions have been filed against a total number of 12 individuals, as well as whoever are found guilty as authors, accessory or concealers or the tax crimes referred to above.

This complaint has been filed against Clara Bensán and Giorgio Martelli, to pursue the responsibility they may have for having provided a total sum of 16 ideologically false fee receipts and/or tax exempt invoices to Soquimich and Sociedad Asesores en Gestión Integral Limitada for a total of Ch$135,338,700. In addition to this, the charges relate to having performed actions with the purpose of evading the tax on grants established by Law 16.271. This charge has also been filed against the legal representatives of Sociedad Química y Minera de Chile.

On May 18, 2015, the Company communicated to the SVS that SQM S.A. has on this date delivered to the US Securities and Exchange Commission its Annual Form 20-F Report for the commercial year ended December 31, 2014.

On September 4, 2015, it has been informed that Sociedad de Inversiones Pampa Calichera S.A. (SIPCSA), the holder of more than 10% of the voting right shares issued of Sociedad Química y Minera de Chile S.A. (SQM), has requested that SQM summons to an Extraordinary Shareholders’ Meeting to assess and resolve “…paying to all the shareholders a possible dividend with a debit to the retained earnings [of SQM] from prior years for an amount of US$280,000,000 or such another amount as freely determined by the shareholders at such meeting for these purposes …[and for such dividend to be subsequently distributed and paid] within a term of 20 days from such meeting.”

SQM’s Board of Directors considered the request filed by SIPCSA at its Extraordinary Meeting of today and by virtue of Article 58 of Law No.18.046 and Article 101 of its Regulations agreed to summon to such Extraordinary Shareholders’ Meeting of SQM for Friday, October 2, 2015.

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8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

On September 22, 2015, the Company reported to the SVS that SQM S.A. has continued to increase its production capacity for iodine and nitrate salts in its Nueva Victoria mining and industrial operations, reducing its production costs to meet its sales projections and increasing its share in the worldwide iodine market.

This added to existing inventories has led SQM’s Board of Directors to disrupt the mining operations in the Pedro de Valdivia site and a portion of its industrial operations. This will largely occur in November or December of this year and production of nitrates and iodine that will continue to be produced in the surviving industrial plants in Pedro de Valdivia will amount to approximately a third of the current annual production volumes.

Mining and industrial operations affected at Pedro de Valdivia use nearly 713 employees of SQM. The Company has designed a set of actions for such employees contemplating that they are able to apply for continue to work for SQM in the new duties as they are assigned or alternatively opt not to continue working for SQM and obtain from such situation the different benefits associated therewith – training and outplacement programs, support during the transition period, housing unit of SQM at Maria Elena for the employees who currently use with their families, payments greater than those considered in the current labor legislation and others –.

The carrying amount – net of depreciation and provisions – of the Company’s property, plant and equipment which will disrupt their productive operations amounts to US$40 million and this represents 2.2% of SQM’s total assets. SQM expects to determine the fair value of such assets during the next few weeks in order to be able to inform as to the accounting debit for the adjustment of the value of property, plant and equipment which SQM will recognize in its Interim Consolidated Financial Statements for the third quarter of 2015. Finally, SQM has considered a cost associated with indemnities to the aforementioned employees of US$25 million of which, at June 2015, SQM will have made a provision of US$8.8 million. Consequently, SQM will have to recognize the difference of US$16.2 million as an additional cost before taxes in the third quarter of 2015.

On September 23, 2015, it has been reported to the Chilean Superintendence of Securities and Insurance (SVS) that Sociedad de Inversiones Pampa Calichera S.A. (SIPCSA), holder of more than 10% of the voting-right shares issued of Sociedad Química y Minera de Chile S.A. (SQM or the Company), has requested to the latter that it summons the shareholders to an Extraordinary Shareholders’ Meeting to assess and resolve on “paying to all the shareholders a provisional dividend with a charge to the SQM’s retained earnings from prior years of US$280,000,000 or such another amount as the shareholders freely determine for such purposes.”

By virtue of this, SQM -I- summoned the shareholders to such Extraordinary Shareholders’ Meeting for Friday, October 2, 2015 -II- reported with respect to such request and of such summoning through the Essential Event issued on September 4, 2015 -III- it also communicated this to its Shareholders, the Chilean Superintendence of Securities and Insurance (SVS), the US Securities and Exchange Commission, and the related Stock Exchanges through letters sent on September 14, 2015; and -IV- ordered the publication of the related “Notices of Performance of Shareholders’ Meeting” in the El Mercurio newspaper of Santiago, Chile, which such newspaper has already published in its releases of September 14 and 21, 2015.

Today, SIPCSA sent a letter to SQM communicating that it has become aware of the Essential Event published by the Company on September 22, 2015 where SQM reports as to the disruption of certain mining and industrial operations [and that, by virtue of this, SIPCSA believes] the shareholders of SQM will require more time to analyze the convenience and timing of distributing a possible dividend under the terms of the Extraordinary Shareholders’ Meeting summoned per the requirement filed by Pampa Calichera, through the letter of September 3, 2015 and summoned for next October 2, 2015 [and], within such context, at the Ordinary Meeting held on this same date, the Board of Directors of Pampa Calichera, after a deliberation conducted on such matter, has unanimously agreed on desisting from the request for holding the Extraordinary Meeting of the Shareholders of SQM indicated above …”

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8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

SQM’s Board of Directors met today at an Extraordinary Meeting to become aware of the aforementioned letter –which, SIPCSA, in its turn, some hours ago published as an Essential Event – and the directors unanimously agreed voiding and annulling the summoning to an Extraordinary Meeting of SQM’s Shareholders for October 2, 2015 and confirm that such meeting will not be held.

On November 17, 2015, the Company reported to the Chilean Superintendence of Securities and Insurance that the Company’s Board of Directors at the Ordinary meeting held on November 17, 2015 agreed to approve that the Company pays and distributes the provisional dividend referred to in the “Dividend Policy of SQM S.A. for Commercial Year 2015”, which was reported at the Shareholders’ Annual Ordinary Meeting held on April 24, 2015.

Consequently, SQM will pay and distribute, starting on December 10, 2015, a provisional dividend of US$0.31915 per share that is equivalent to a total of approximately US$84,000,000 or 49.82889% of net profit for distribution for commercial year 2015, accumulated as of September 30, 2015. This will be made with a charge to profit for such commercial year in favor of the Shareholders registered with the Company’s Shareholders’ Register on the fifth business day prior to December 10, 2015 and in its equivalent amount in Chilean pesos converted at the “Observed U.S. dollar” or “U.S. dollar” exchange rate as published in the Official Gazette of December 3, 2015.

On December 15, 2015, the Company communicated to the Chilean Superintendence of Securities and Insurance that the Directors of Sociedad Química y Minera de Chile S.A at the Ordinary Meeting of December 15, 2015 indicated they have received and become aware of the report submitted by the US law firm Shearman & Sterling LLP (the “Report”) sent to SQM’s Ad-Hoc Committee, as such Committee was appointed by the Board of Directors of SQM at the Meeting held on February 26, 2015, which is composed of the Directors Messrs. Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

SQM timely informed the relevant authorities and markets as to the formation of the Committee and the fact that such Committee engaged the professional services of Shearman & Sterling LLP to investigate and analyze the possible contingencies that SQM may have under the standards contained in the Foreign Corrupt Practices Act (FCPA) of the United States of America, which is applicable to the Company as issuer of securities in the US market. Work conducted by Shearman & Sterling was also assisted by the Chilean law firm Grupo Vial / Serrano Abogados and the forensic services international firm FTI Consulting, Inc.

In particular, the investigation was focused in analyzing:

(a)	Whether the Company had made any payment defined as corrupt under the FCPA.
(b)	Whether the Company had breached the accosting provisions described in the FCPA.

Within the framework of this investigation and with the full and transparent collaboration of the Company’s management, among other actions, over 3.5 million documents were gathered and they were selected to review approximately 930,000.

In addition, 24 individuals were interviewed – including individuals who were members of the Company’s Board of Directors prior to April 2015, officers of SQM and relevant employees of SQM – and a forensic analysis was conducted of the Company’s accounting records starting from the year 2008. Likewise, interviews were requested from the former Company’s CEO and Director Mr. Patricio Contesse G. but he did not agree to provide such interview.

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After nearly nine months of investigation, Shearman & Sterling, as assisted by Grupo Vial / Serrano Abogados and FTI Consulting, reported to the Committee that for the purposes of the FCPA: (a) they identified payments made and authorized by SQM’s former CEO Mr. Patricio Contesse G., which did not have sufficient supporting documentation; (b) no evidence was identified demonstrating that such payments were made with the purpose of inducing an public officer to act or refrain from acting with the purpose of helping SQM obtain economic benefits; (c) a conclusion was reached with respect to the cost center managed by the former CEO of SQM Mr. Patricio Contesse G., that the Company’s accounting records did not accurately reflect the transactions challenged, notwithstanding the fact that, because of their amount, such transactions are below the materiality level defined by the Company’s external auditors determined in comparison to the volume of equity, sales, expenses or profits of SQM within the reported period; and that (d) SQM’s internal controls were not sufficient to monitor the expenses included in the cost center managed by the former CEO of SQM and that the Company relied in the adequate use of the resources by Mr. P. Contesse G.”

Throughout this process, SQM has taken and will continue to take adequate actions to strengthen its corporate governance and internal controls with the purpose of correcting the issues identified in the Report. Such actions already adopted include (i) the termination of the contract with Mr. P. Contesse G. as CEO of SQM; (ii); the filing of amendments to tax returns with the Chilean IRS; (iii) the formation of SQM’s Corporate Governance Committee composed of three if its Directors; (iv) the separation and strengthening of the team and accountabilities of the Internal Audit and Compliance areas, both reporting to SQM’s Board of Directors and the latter also reporting to the Company’s CEO; (v) a review by “KPMG”, audit firm of the procedures related to the approval of payments made by SQM; (vi) improvements in the Company’s procedures and approval of payments; and, (vii) the rewording of SQM’s Code of Ethics.

Finally, the Directors were made aware of the Report and indicated that the Company will continue to cooperate with the authorities and adopt the applicable actions to improve its corporate governance and internal controls.

Relevant or Essential Facts Pertaining to Soquimich Comercial S.A.

On March 23, 2015, it was reported, as an essential fact, to the Superintendence of Securities and Insurance and to the Stock markets that the Board of Directors of Soquimich Comercial S.A., at its meeting on the same date, unanimously agreed by those present to propose the payment of a final dividend, for the amount equivalent in Chilean pesos, at the exchange rate effective on the day it was approved by the Company’s Ordinary Annual General Shareholders Meeting, at US$0.02179 per share, in favor of the Company shareholders who are registered in the respective Registry on the fifth business day before the day on which it is to be paid. This proposal, once approved by the Company’s upcoming Ordinary Annual General Shareholders Meeting to be held on April 23, 2015, shall effectively allow the latter to distribute an annual dividend equivalent to 50% of the net profits obtained during the exercise of the business year 2014.

On April 24, 2015, it was reported to the Superintendence of Securities and Insurance and to the Stock exchange that the shareholders of Soquimich Comercial S.A., gathered in the Ordinary Annual General Shareholders Meeting summoned for Thursday, April 23, 2015, agreed the following, among other aspects, by majority:

1.	To approve the Company’s Balance Sheet, Annual Report, Financial Statements, and External Auditors Report for the business year ended on December 31, 2014.
2.	To appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s Independent Auditors for the business year running from January 01 to December 31, 2015.
3.	To approve the distribution and payment of a final dividend of $13.46665 per share. Thus, in one payment, as of Monday, May 18, 2015, charged against the results of the business year 2014 and with the purpose of distributing and paying an annual dividend equivalent to 50% of net income for the aforementioned business year.

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4.	To choose and appoint Messrs Bogdan Gregor Borkowski Sala, Alfredo Doberti Dragnic, Francisco Javier Fontaine Salamanca, Gerardo Illanes González, Daniel Jiménez Schuster, Eugenio Ponce Lerou, and Ricardo Ramos Rodríguez as Directors of the Company and to approve the remuneration which correspond to them in their capacity as such. Of the appointed Board members, Mr. Francisco Javier Fontaine Salamanca has the status of independent director of the Company.
5.	To approve the remuneration of the members of the Directors Committee and also to establish an annual budget of operating expenses for said Committee and its advisors.
6.	To ratify the newspaper "El Mercurio" of Santiago as the newspaper of the company’s domicile, and with national circulation, in which the notices must be published to summon Shareholder Meetings, dividend distribution, and other similar necessary notices.

In addition, the Company’s shareholders were also accurately informed and therefore learned the following, among other things, at that same Meeting:

1.	Information concerning the acts or contracts referred to in Title XVI of Law 18,046.
2.	The Company’s Dividend Policy for the business year 2015. It essentially considers an annual distribution of dividends equivalent to 50% of the net income obtained by the Company during the respective period.
3.	The information regarding the Board of Director’s expenses during the year 2014.
4.	The activities performed by the Directors Committee in 2014 and the statement submitted by the latter.
5.	The fact that the Company will provide, free of charge, the information specified in the Bulletin No. 1494 of the Superintendence of Securities and Insurance.

On November 16, 2015, the modification to the General Policy on Habituality was reported to the Superintendence of Securities and Insurance, as an essential fact, approved by the Board of Directors on the same day. The new General Policy on Habituality of SQMC is as follows:

SOQUIMICH COMERCIAL S.A.’s GENERAL POLICY ON HABITUALITY

1.	Financial transactions with related parties, including mercantile current accounts and/or financial loans aimed at optimizing the companies’ cash flow management are considered habitual.
2.	Financial operations or financial transactions with related parties, such as financial investments with fixed or variable terms, purchase and sales of foreign exchange, financial derivatives, swaps, agreements deposits, overdraft credit lines, loans with promissory notes, letters of credit, bank guarantees, "stand by" letters of credit, "forwards" contracts, rate hedges, operations and futures, operations related to current accounts of the Company or other habitual financial operations carried out by the treasury are considered habitual.
3.	Transactions with related parties relating to computer services, infrastructure services, data center, micro-computers and hardware, and overall data management are considered habitual.
4.	Transactions with related parties regarding financial management, senior management services and other similar, including, inter alia, accounting, financial reports, fixed assets, sales and purchase ledger, treasury and banks, tax advice, insurance, provisioning, internal audit and control are considered habitual.
5.	Transactions with related parties referring to office rental, parking space rental, and other similar are considered habitual.

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8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

6.	Transactions with related parties concerning telephone services and networks are considered habitual.
7.	Transactions with related parties involving marketing services are considered habitual.
8.	Operations with related parties regarding warehousing services, product storage, sales for and on behalf of the company and other transactions related with products sales services for and on behalf of the company are considered habitual.
9.	Operations related to the sales/purchase, supply, delivery, and advising for fertilizers, chemicals, agrochemicals and industrial products, entered into by SQMC with their parent companies, co-binders, subsidiaries, and associates, and entered into with Cooperativa Agrícola Lechera Santiago Ltda. -CALS- and with Agrícola Nacional S.A.C. and I -ANASAC- are considered habitual.

For information about relevant or essential facts that have taken place prior to the period covered by this Annual Report but that during the current period have had a significant effect or influence on our business, financial statements or securities, or could have such effect or influence in the future, see sections 3) A) Historical Information, 3) C) Activities and Businesses and 3) C) Risk Factors.

9) SUMMARY OF COMMENTS AND PROPOSALS BY SHAREHOLDERS AND THE DIRECTORS’ COMMITTEE

According to Chilean Law No. 18,046, section 3, article 74, there have been no comments or proposals from SQM’s shareholders or Directors’ Committee regarding the Company’s business.

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10) FINANCIAL REPORTS

10) a) FINANCIAL REPORTS OF THE REPORTING ENTITY

Report of Independent Auditors

134

10) FINANCIAL REPORTS

135

10) FINANCIAL REPORTS

Consolidated Financial Statements

136

10) FINANCIAL REPORTS

137

10) FINANCIAL REPORTS

138

10) FINANCIAL REPORTS

139

10) FINANCIAL REPORTS

Consolidated Classified Statements of Financial Position

Assets	Note	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$
Current assets

Cash and cash equivalents	7.1	527,259	354,566
Other current financial assets	10.1	636,325	670,602
Other current non-financial assets	25	62,006	43,736
Trade and other receivables, current	10.2	302,225	340,830
Trade receivables due from related parties, current	9.5	99,907	134,506
Current inventories	8	1,003,846	919,603
Current tax assets	28.1	65,277	47,975
Total current assets		2,696,845	2,511,818

Non-current assets
Other non-current financial assets	10.1	486	427
Other non-current non-financial assets	25	33,526	32,171
Trade receivables, non-current	10.2	1,050	2,044
Investments in associates	11.1	49,836	49,723
Investments in joint ventures	12.3	29,466	26,055
Intangible assets other than goodwill	13.1	110,428	114,735
Goodwill	13.1	38,388	38,388
Property, plant and equipment	14.1	1,683,576	1,887,954
Deferred tax assets	28.4	161	340
Total non-current assets		1,946,918	2,151,837
Total assets		4,643,762	4,663,655

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$
Liabilities
Current liabilities
Other current financial liabilities	10.4	402,030	213,172
Trade and other payables, current	10.5	136,840	145,160
Trade payables due to related parties, current	9.6	435	231
Other current provisions	18.1	28,141	27,747
Current tax liabilities	28.2	52,070	28,983
Provisions for employee benefits, current	15.1	13,445	18,384
Other current non-financial liabilities	18.3	69,966	90,010
Total current liabilities		702,927	523,687

Non-current liabilities
Other non-current financial liabilities	10.4	1,290,203	1,574,225
Other non-current provisions	18.1	8,890	8,890
Deferred tax liabilities	28.4	219,391	223,349
Provisions for employee benefits, non-current	15.1	21,995	33,801
Total non-current liabilities		1,540,479	1,840,265
Total liabilities		2,243,406	2,363,952

Equity	17
Share capital		477,386	477,386
Retained earnings		1,882,196	1,775,612
Other reserves		(19,797)	(13,162)
Equity attributable to owners of the Parent		2,339,785	2,239,836
Non-controlling interests		60,571	59,867
Total equity		2,400,356	2,299,703
Total liabilities and equity		4,643,762	4,663,655

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Income by Function

		January to December
	Note	2015 ThUS$	2014 ThUS$

Revenue	20	1,728,332	2,014,214
Cost of sales	27.2	(1,185,583)	(1,431,242)
Gross profit		542,749	592,972

Other income	27.3	15,343	24,055
Administrative expenses	27.4	(86,830)	(96,532)
Other expenses by function	27.5	(113,603)	(57,107)
Other gains (losses)	27.6	3,760	4,424
Profit (loss) from operating activities		361,419	457,812
Finance income		11,570	16,142
Finance costs	22	(69,853)	(63,373)
Share of profit of associates and joint ventures accounted for using the equity method		10,326	18,116
Foreign currency translation differences	23	(12,364)	(16,545)
Profit (loss) before taxes		301,098	412,152
Income tax expense, continuing operations	28.4	(83,766)	(108,382)

Profit (loss) from continuing operations		217,332	303,770

Profit for the year		217,332	303,770
Profit attributable to
Owners of the Parent		213,168	296,381
Non-controlling interests		4,164	7,389
Profit for the year		217,332	303,770

The accompanying notes form an integral part of these consolidated financial statements.

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 10) FINANCIAL REPORTS

Consolidated Statements of Income by Function, (continued)

		January to December
	Note	2015	2014
		US$	US$

Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0.8099	1.1261

Basic earnings per share (US$ per share) from continuing operations		0.8099	1.1261

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.8099	1.1261

Diluted earnings per share (US$ per share) from continuing operations		0.8099	1.1261

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Consolidated Statements of Comprehensive Income

	January to December
	2015	2014
Statements of comprehensive income	ThUS$	ThUS$

Profit for the year	217,332	303,770
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	(6,499)	(4,016)
Other comprehensive income before taxes and foreign currency translation differences	(6,499)	(4,016)
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	401	2,196
Other comprehensive income before taxes and cash flow hedges	401	2,196
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	(221)	(672)
Other components of other comprehensive income before taxes	(6,319)	(2,492)

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	(219)	(311)
Income tax related to defined benefit plans in other comprehensive income	(309)	-
Income taxes associated with components of other comprehensive income	(528)	(311)

Other comprehensive income	(6,847)	(2,803)

Total comprehensive income	210,485	300,967

Comprehensive income attributable to
Owners of the Parent	206,533	293,710
Non-controlling interests	3,952	7,257
Total comprehensive income	210,485	300,967

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	12/31/2015 ThUS$	12/31/2014 ThUS$
Cash flows from (used in) operating activities

Types of receipts from operating activities
Cash receipts from sales of goods and rendering of services		1,713,549	1,944,072

Types of payments
Cash payments to suppliers for the provision of goods and services		(1,082,704)	(1,179,413)
Cash payments to and on behalf of employees		(44,916)	(42,218)
Other payments related to operating activities		(70,991)	(9,770)
Dividends received		7,515	11,817
Interest paid		(44,225)	(83,592)
Interest received		11,570	16,142
Reimbursed (paid) income taxes		(72,579)	(76,810)
Other incomes (outflows) of cash		10,098	10,816

Net cash generated from (used in) operating activities		427,317	591,044

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses		-	5,000
Other cash payments made to acquire interest in joint ventures		(59)	4,223
Proceeds from the sale of property, plant and equipment		388	156
Acquisition of property, plant and equipment		(111,315)	(112,143)
Proceeds from sales of intangible assets		4,586	15,431
Cash advances and loans granted to third parties		420	(2,470)
Other incomes (outflows) of cash (*)		36,175	(221,561)

Net cash generated from (used in) investing activities		(69,805)	(311,364)

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Consolidated Statements of Cash Flows, (continued)

	Note	12/31/2015 ThUS$	12/31/2014 ThUS$
Cash flows from (used in) financing activities

Importes procedentes de préstamos de largo plazo		-	250,000
Proceeds from short-term borrowings		137,000	180,000
Total proceeds from borrowings		137,000	430,000
Repayment of borrowings		(190,000)	(230,000)
Dividends paid		(127,343)	(379,044)
Other incomes (outflows) of cash		-	(208,991)

Net cash generated from (used in) financing activities		(180,343)	(388,035)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		177,169	(108,355)

Effects of exchange rate fluctuations on cash held		(4,476)	(13,701)
Net (decrease) increase in cash and cash equivalents		172,693	(122,056)

Cash and cash equivalents at beginning of period		354,566	476,622
Cash and cash equivalents at end of period		527,259	354,566

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Consolidated Statements of Changes in Equity

2015	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,775,612	2,239,836	59,867	2,299,703
Profit for the year	-	-	-	-	-	-	213,168	213,168	4,164	217,332
Other comprehensive income	-	(6,334)	182	(483)	-	(6,635)	-	(6,635)	(212)	(6,847)
Comprehensive income	-	(6,334)	182	(483)	-	(6,635)	213,168	206,533	3,952	210,485
Dividends	-	-	-	-	-	-	(106,584)	(106,584)	(3,248)	(109,832)
Increase (decrease) in equity	-	(6,334)	182	(483)	-	(6,635)	106,584	99,949	704	100,653

Equity as of December 31, 2015	477,386	(14,035)	(1,699)	(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356

2014	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(3,817)	(3,766)	(1,231)	(1,677)	(10,491)	1,909,725	2,376,620	55,621	2,432,241
Profit for the year)	-	-	-	-	-	-	296,381	296,381	7,389	222,725
Other comprehensive income	-	(3,884)	1,885	(672)	-	(2,671)	-	(2,671)	(132)	3,292
Comprehensive income	-	(3,884)	1,885	(672)	-	(2,671)	296,381	293,710	7,257	226,017
Dividends	-	-	-	-	-	-	(378,190)	(378,190)	(5,280)	(383,470)
Increase (decrease) due to changes in interests in subsidiaries	-	-	-	-	-	-	-	-	2,269	2,269
Increase (decrease) in transfers and other changes (*)	-	-	-	-	-	-	(52,304)	(52,304)	-	(52,304)
Increase (decrease) in equity	-	(3,884)	1,885	(672)	-	(2,671)	(134,113)	(136,784)	4,246	(132,538)

Equity as of December 31, 2014	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,775,612	2,239,836	59,867	2,299,703

(*) Mainly corresponds to the effect of tax rate (see note 28).

The accompanying notes form an integral part of these consolidated financial statements.

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10) FINANCIAL REPORTS

Note 1	Identification and activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-        1700 (Mining)

-        2200 (Chemical products)

-        1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The ore deposit in northern Chile contains nitrate and iodine deposits. The brine deposits of the Salar de Atacama, in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate.

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Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium and sulfate in order to produce potassium chloride, potassium sulfate, lithium solutions, and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is mainly not used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops. It is also used in industrial applications such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

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Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.5	Other background

Staff

As of December 31, 2015 and December 31, 2014, staff was detailed as follows:

	12/31/2015			12/31/2014
Employees	SQM S.A	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	26	71	97	29	76	105
Professionals	116	838	954	108	884	992
Technicians and operators	256	2,741	2,997	266	3,247	3,513
Foreign employees	-	202	202	-	190	190
Overall total	398	3,852	4,250	403	4,397	4,800

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of December 31, 2015 and December 31, 2014. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of December 31, 2015	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,079,533	49,08%	22,45%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,880,793	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Banco de Chile on behalf of non-resident third parties	-	-	9,055,272	7,52%	3.44%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	20,950	0.01%	5,679,753	4.72%	2.27%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04	1.43%

(*) Total Pampa Group 29.97%

Shareholder as of December 31, 2014	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	61,894,725	51.42%	23.52%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,803,531	31.37%	7,007,688	5.82%	19.69%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile on behalf of non-resident third parties	-	-	5,795,818	4.81%	2.20%
Banco Itau on behalf of investors	20,950	0.01%	5,412,076	4.50%	2.06%
Inversiones La Esperanza Limitada	3,711,598	2.60%	-	-	1.41%

(*) Total Pampa Group 29.94%

On December 31, 2015 the total number of shareholders had risen to 1,229.

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Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position for the periods ended December 31, 2015 and December 31, 2014.
-	Consolidated Statements of Changes in Equity for the periods ended December 31, 2015 and 2014.
-	Consolidated Statements of Comprehensive Income for the periods between January and December 31, 2015 and 2014.
-	Statements of Direct-Method Cash Flows for the periods ended December 31, 2015 and 2014.

2.2	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries for the years ended December 31, 2015 and 2014 present, in all material respects, the financial position, results of operations and cash flows in accordance with the Standards issued by the Chilean Superintendence of Securities and Insurance (SVS), which consider the International Financial Reporting Standards (hereinafter “IFRS”), except for the instructions in Circular No. 856 issued by the Chilean Superintendence of Securities and Insurance, which exceptionally establishes the accounting for changes in deferred tax assets and liabilities generated by Law No.20.780 issued in the Official Gazette on September 29, 2014.

IFRS establish certain alternatives for their application. Those applied by Sociedad Química y Minera de Chile S.A. are detailed in this note.

The accounting policies used for the preparation of the annual consolidated accounts comply with all IFRS in issue at the reporting date.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.
-	Other current and non-current asset and financial liabilities at amortized cost.
-	Financial derivatives at fair value; and
-	Staff severance indemnities and pension commitments at actuarial value.

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10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2015:

Amendments and improvements	Mandatory for periods beginning on
Amendment of IAS 19 “Employee Benefits” on defined benefit plans. – Issued in November 2013. This amendment applies to employee or third party contributions in defined benefit plans. Amendments are intended to simplify the accounting for contributions that are independent of the number of years of service of employees; e.g., contributions by employees that are calculated in accordance with a fixed percentage of the employee’s salary.	01/01/2015

Improvements to International Financial Reporting Standards (2012) issued in December 2013	Mandatory for periods beginning on
IFRS 2 “Share-based Payment” – It clarifies the definition of “vesting conditions and “market conditions” and defines separately “performance conditions” and “service conditions.” Such an amendment should be applied prospectively on share-based payment transactions whose grant date is July 1, 2014 or after. Early adoption is permitted.	01/01/2015

IFRS 8 “Operating Segments” – The standard is amended to include the requirement to disclose the judgments made by management in the aggregation of operating segments. The standard was additionally modified to require a reconciliation of assets of the segments to assets of an entity, when assets are reported by segment. Early adoption is permitted.	01/01/2015

Improvements to International Financial Reporting Standards (2012) issued in December 2013	Mandatory for periods beginning on
IFRS 13 "Fair Value Measurement” – IASB has modified the basis for conclusions of IFRS 13 to clarify that it did not intend to eliminate the ability to measure short-term receivables and payables at nominal amounts if the effect of not adjusting is not significant.	01/01/2015

IAS 16, "Property, Plant and Equipment" and IAS 38, "Intangible Assets" – Both standards are amended to clarify the treatment of the gross carrying amount and accumulated depreciation when an entity uses the revaluation model. Early adoption is permitted.	01/01/2015

IAS 24, "Related party Disclosures" – The standard is modified to include, as related party, an entity that provides key management personnel services to the reporting entity of the Parent of the reporting entity (“the managing entity”).Early adoption is permitted.	01/01/2015

Improvements to International Financial Reporting Standards (2013) issued in December 2013	Mandatory for periods beginning on
IFRS 13 “Fair Value Measurement” – It clarifies that the portfolio exception in IFRS 13, that allows an entity to measure the fair value of a group of financial assets and financial liabilities as at their net amount, applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply the amendments prospectively from the start of the first annual period in which IFRS 13 is applied.	01/01/2015

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

152

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

b)	Standards, interpretations and amendments issued, not effective for the financial statements beginning on January 1, 2015, which the Company has not adopted early are as follows:

Amendments and interpretations	Mandatory for periods beginning on
IFRS 9 “Financial Instruments”- Issued in July 2014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging accounting part of IFRS 9 was issued in November 2013. Early adoption is permitted.	01/01/2018

IFRS 15 “Revenue from Contracts with Customers”-Published in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted.	01/01/2018

Amendments and improvements	Mandatory for periods beginning on
IFRS 16 “Leases” –issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. The objective is ensuring that lessees and lessors provide relevant information that fairly represents transactions conducted. Such information provides a basis for the users of the financial statements to assess the effect that leases have on the entity’s financial position, performance and cash flows.	01/01/2019

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted for entities applying IFRS 15 or prior to the date of initial application of IFRS 16. IFRS 16 supersedes the current IAS 17 and introduces a single model for accounting recognition for lessees and requires a lessee to recognize the assets and liabilities of all lease contracts over a term of more than 12 months, unless the underlying asset has a low value.

Amendment to IFRS 11 “Joint Arrangements” – on the acquisition of interest in a joint operation – Issued in May 2014. This amendment includes guidance relates to the method for accounting for an acquisition of an interest in a joint operation in which the activity constitutes a business, specifying the proper treatment for such acquisitions	01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” on depreciation and amortization – Issued in May 2014. The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset. Likewise, the amendments clarify that a revenue-based amortization method is inappropriate to measure the use of the economic benefits embedded in the intangible asset.	01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture” on bearer plants. – Issued in June 2014. These amendments modify the financial information for “bearer plants”, such as vineyards, rubber wood tree and oil palm. The amendments define the concept of “bearer plant” and establish that they should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41. Early adoption is permitted.	01/01/2016

153

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Mandatory for periods beginning on
Amendment of IAS 27 “Separate Financial Statements” on the equity method- Issued in August 2014. This amendment allows entities to use the equity method of accounting for the recognition of investments in subsidiaries, joint ventures and associates in their separate financial statements. Early adoption is permitted.	01/01/2016

Amendment of IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Issued in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 for the treatment of a sale or contribution of assets between an investor and its associate or joint venture. The main consequence of this amendment is the recognition of a full gain or loss when the transaction involves a business (whether or not in a subsidiary) and a partial gain or loss when the transaction involves assets that are not a business, even if such assets are in a subsidiary.	01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures.” Issued in December 2014. The amendment clarifies the application of the exception from consolidation for investment entities and their subsidiaries. The amendment to IFRS 10 clarifies on the exception on consolidation available for entities in group structures that include investment entities. The amendment to IAS 28 allows an entity that is not an investment entity, but has an interest in an associated or joint venture that is an investment entity, an option of accounting policy in the application of the equity method. The entity may opt for maintaining measurement at fair value applied by the associate or joint venture that is an investment entity or, consolidating at investment entity level (associate or joint venture). Early adoption is permitted.	01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements.” Issued in December 2014. This amendment clarifies the application guidance of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The amendments are part of the IASB’s Initiative on Disclosures. Early adoption is permitted.	01/01/2016

Improvements to International Financial Reporting Standards (2014) issued in September 2014.	Mandatory for periods beginning on
IFRS 7 "Financial Instruments: Disclosures" It establishes two amendments to IFRS 7: (1) Service contracts: if a Company transfers a financial asset to a third party under conditions that allow the assigner to dispose of the asset, IFRS 7 requires the disclosure of any type of continued involvement that the entity may still have on transferred assets. IFRS 7 provides guidance on what is understood as continued involvement within this context. The amendment is prospective with the option of applying it retrospectively. This also affects IFRS 1 to provide the same option to the first-time adopters of IFRS 1; (2) Interim Financial Statements: The amendment clarifies that the additional disclosure required by amendments to IFRS 7 “Offsetting Financial Assets and Financial Liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.	01/01/2016

IAS 19, "Employee Benefits" – This amendment clarifies that in order to determine the discount rate for post-employment benefit obligations, the important aspect is the currency in which liabilities are denominated, not the country where they generate. The evaluation of whether a deep market exists for high-quality corporate bonds is based on corporate bonds in such currency, not in corporate bonds of a particular country. Likewise, where there is no deep market for high-quality corporate bonuses in such currency, government bonds in the related currency have to be used. Such amendment is retrospective but limited at the beginning of the first period presented.	01/01/2016

IAS 34, "Interim Financial Reporting" – This amendment clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and to require the inclusion of a cross-reference from the interim financial statements to the location of the information. This amendment is retrospective	01/01/2016

The Company's management is in the process of assessing the impacts on the consolidated financial statements of the adoption of IFRS 9, IFRS 15 and IFRS 16. However, for the remaining standards, amendments and interpretations described above, it believes they will not have any significant impact for the initial application period.

154

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Relate to all the entities on which Sociedad Química y Minera de Chile S.A. has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree.

Companies included in consolidation:

				Ownership interest
		Country of		12/31/2015			12/31/2014
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000

155

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
		Country of		12/31/2015			12/31/2014
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

				Ownership interest
		Country	Functional	12/31/2015			12/31/2014
TAX ID No.	Domestic subsidiaries	of origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	-	51.0000	100.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	-	100.0000	100.0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

156

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Profit or loss of depending companies acquired or disposed of during the year are included in profit or loss accounts consolidated from the effective date of acquisition or up to the effective date of disposal, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs (except for the Circular 856 of the Chilean Superintendence of Securities and Insurance), as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value;

-	Impairment losses of certain assets, including trade receivables;

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;

-	Provisions for commitments assumed with third parties and contingent liabilities;

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moist, among others), and allowance for slow-moving spare-parts in stock;

-	Future cost for closure of mining sites;

-	The determination of the fair value of certain financial assets and derivative instruments;

-	The determination and assignment of fair values in business combinations.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

157

10) FINANCIAL REPORTS

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

The main exchange rates used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2015	12/31/2014
	US$	US$

Brazilian real	3.90	2.65
New Peruvian sol	3.41	2.97
Argentine peso	12.90	8.45
Japanese yen	120.61	120.55
Euro	0.92	0.82
Mexican peso	17.34	14.74
Australian dollar	0.73	0.82
Pound Sterling	0.67	0.64
South African rand	15.61	11.55
Ecuadorian dollar	1.00	1.00
Chilean peso	710.16	606.75
UF	36.09	40.59

158

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary item that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary item are also recognize in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

3.4	Subsidiaries

SQM S.A. establishes, as basis, the control exercised in subsidiaries, to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible in known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

159

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.6	Financial assets (continued)

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At the time when the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, subsequently, are assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge).

160

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments (continued)

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months, and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period, through maturity. Any adjustment to the carrying value of a hedged financial instrument, for which the effective rate is used, is amortized with a debit or credit to profit or loss at its fair value, attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

161

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.12	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or its legally extinguished entity the primary responsibility for the liability.

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of December 31, 2015 and 2014, there are no embedded derivatives.

3.14	Fair value measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease, at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year.

(b)	Lease – Operating lease

Leases in which the lesser maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

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Note 3	Significant accounting policies (continued)

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services, of which the Company commercializes directly to its customers.

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method, less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it, according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

3.18	Inventory measurement

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density and humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

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Note 3	Significant accounting policies (continued)

3.19	Investments in associates and joint ventures

Interests in companies on which joint control is exercised (joint venture) or where an entity has significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated considering the interest percentage the Company has on such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized considering the proportional amounts with a charge or credit to “Other reserves” and classified considering their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

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Note 3	Significant accounting policies (continued)

3.22	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.	Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

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Note 3	Significant accounting policies (continued)

3.24	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses of employees that develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of December 31, 2015 and December 31, 2014.

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Note 3	Significant accounting policies (continued)

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the disbursement was made.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources.

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material.

Paragraph 17 of IFRS 6 establishes that an asset for exploitation and evaluation should be classified as such when it loses the technical feasibility and trading feasibility for extraction and, therefore, must be impaired. For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

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Note 3	Significant accounting policies (continued)

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

As of December 31, 2015 and December 31, 2014, the Company was unaware of any indication of impairment with respect to its assets, as explained in Note 14.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously that might have already decreased or ceased to exist. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation.

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit, except when the Company records unabsorbed losses from prior years. However, the Company defines as policy the distribution of 50% of its profit for the year.

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Note 3	Significant accounting policies (continued)

3.30	Earnings per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

3.32	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

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Note 3	Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force, formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This, considering criteria in force contained in the revised IAS 19.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in profit or loss for the year and not within “other comprehensive income,” considering their insignificant amount.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.89% and 5.5% for the periods ended December 31, 2015 and December 31, 2014, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2015 and 2014. The net balance of this obligation is presented under the non-current provisions for employee benefits.

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

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Note 3	Significant accounting policies (continued)

3.36	Revenue recognition, continued

Revenue is recognized when its amount can be stated reliably. It is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers. When the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exist, the average financing rate of the subsidiary that makes the investment is utilized. Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

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Note 3	Significant accounting policies (continued)

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

In accordance with the instructions issued by the Chilean Superintendence of Securities and Insurance in its Circular No. 856 of October 17, 2014, the effects generated by the change in the income tax rate approved by Law No. 20,780 (the Tax Reform) on income and deferred taxes, which in accordance with IAS 12 should be charged to profit or loss for the period, have been accounted for as retained earnings. Subsequent amendments will be recognized in profit or loss for the period in accordance with IAS 12.

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Note 3	Significant accounting policies (continued)

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

3.40	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

Potentially, additional known or unknown risks may exist, of which we currently deem not to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

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Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Country risk: The economic situation of the countries where the Company operates may affect its financial position. For example, sales conducted in emerging markets expose SQM to risks related to economic conditions and trends in those countries. In addition, inventories may also be affected by the economic scenario in such countries and/or the global economy, among other probable economic impacts.

b)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

c)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

As of to-date, the SQM Group incurs an annual expenditure of approximately US$102 million associated with fuel, gas, energy and equivalents and approximately US$52 million related to direct electrical supply consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$10 million in short-term movements.

The markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

4.2.2	Doubtful accounts risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

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Note 4	Financial risk management, continued

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against the foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$ 342 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of December 31, 2015, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$75 million against SQM. As of December 31, 2014, this amounts to US$37 million in favor SQM.

As of December 31, 2015, the Chilean peso to U.S. dollar exchange rate was Ch$710.16 per US$1.00 (Ch$ 606.75 per US$ 1.00 as of December 31, 2014).

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at LIBOR, plus a spread. The Company is partially exposed to fluctuations in such rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of December 31, 2015, approximately 15% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of close to US$ 0.5 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of December 31, 2015, the Company's financial liabilities are mainly concentrated in the long-term and approximately 24% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

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Note 4	Financial risk management, continued

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2015, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$440 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no changes in the determination of accounting estimates at the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of December 31, 2015, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated statements of financial position as of December 31, 2015 and 2014 and the statements of comprehensive income, changes in equity and cash flows for the periods ended December 31, 2015 and 2014, have been prepared in accordance with the Standards issued by the Chilean Superintendence of Securities and Insurance (SVS), which consider the International Financial Reporting Standards (IFRS), except for that indicated in Note 2.2, and the accounting principles and criteria have been applied consistently.

176

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Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2015 ThUS$	12/31/2014 ThUS$

Assets	4,012,556	4,305,107
Liabilities	(1,672,771)	(2,065,271)
Equity	2,339,785	2,239,836

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of December 31, 2015 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A..

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

177

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of December 31, 2015 and December 31, 2014, the general information of the companies on which the Company exercises control and significant influence is as follows:

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

178

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Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Antwerp, Belgium	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdam	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Delhi, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996

179

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Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests.	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests

		12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	1,551	2,595	8,107	8,502	1,946	2,899
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	2,605	4,763	49,897	48,757	1,303	2,381
Comercial Agrorama Ltda.	30%	3	30	292	337	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	5	1	2,274	2,270	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		4,164	7,389	60,571	59,867	3,249	5,280

180

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Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

12/31/2015
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	521,948	69,159	531,903	7,913	146,731	(715)	(739)
Proinsa Ltda.	149	-	-	-	-	-	-
SQMC Internacional Ltda.	195	-	-	-	-	(1)	(1)
SQM Potasio S.A.	90,230	843,842	7,748	23,438	10,785	184,315	184,533
Serv. Integrales de Tránsito y Transf. S.A.	46,646	63,973	81,703	6,642	44,045	(12,450)	(12,316)
Isapre Norte Grande Ltda.	791	540	664	143	3,883	-	6
Ajay SQM Chile S.A.	17,044	942	879	563	38,414	3,165	3,165
Almacenes y Depósitos Ltda.	264	41	-	-	-	(12)	(77)
SQM Salar S.A.	639,804	871,339	474,225	201,581	762,058	193,367	193,300
SQM Industrial S.A.	1,030,937	702,192	741,820	83,751	685,634	19,144	11,224
Exploraciones Mineras S.A.	482	31,443	5,560	-	-	(666)	(666)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	296	550	423	364	2,299	(130)	12
Soquimich Comercial S.A.	138,413	22,447	33,058	1,037	162,582	6,618	6,301
Comercial Agrorama Ltda.	10,231	1,554	10,796	16	13,806	11	12
Comercial Hydro S.A.	9,014	87	122	-	50	460	460
Agrorama S.A.	12,848	595	13,759	16	15,131	(380)	(380)
Orcoma SpA	-	2,356	9	-	-	(8)	(8)
Orcoma Estudio SpA	2,059	2,931	347	-	-	9	9
SQM North America Corp.	200,156	16,348	201,343	-	255,455	(12,774)	(12,774)
RS Agro Chemical Trading Corporation A.V.V.	5,194	-	-	-	-	(7)	(7)
Nitratos Naturais do Chile Ltda.	2	229	3,255	-	-	618	618
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	115,720	3,539	-	-	4,882	303
SQM Peru S.A.	421	1	1,176	-	22	(104)	(104)
SQM Ecuador S.A.	19,660	147	18,883	35	16,778	447	447
SQM Brasil Ltda.	121	1	585	2,142	375	(2,694)	(2,694)
SQI Corporation N.V.	-	23	38	-	-	53	52
SQMC Holding Corporation L.L.P.	21,296	13,873	1,000	-	-	2,044	2,044
SQM Japan Co. Ltd.	2,327	211	239	495	2,861	159	159

181

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Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2015
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	315,642	2,111	273,123	-	530,912	(5,536)	(5,536)
SQM Italia SRL	1,124	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,814	14,360	14,814	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	87,686	1,710	61,589	-	183,374	(3,399)	(3,399)
SQM Investment Corporation N.V.	81,328	130	29,054	861	-	17,865	17,865
Royal Seed Trading Corporation A.V.V.	72,828	-	93,235	-	-	(3,490)	(3,089)
SQM Lithium Specialties LLP	15,766	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	243	-	199	-	-	(135)	(135)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	167	-	635	227	3,094	(90)	(90)
SQM Nitratos México S.A. de C.V.	40	4	25	6	291	4	4
Soquimich European Holding B.V.	71,166	112,488	79,906	-	-	3,245	(1,881)
SQM Iberian S.A.	55,444	65	50,169	-	137,869	11	11
SQM Africa Pty Ltd.	94,508	1,372	81,552	-	88,247	4,945	4,945
SQM Oceania Pty Ltd.	2,357	-	440	-	2,378	(192)	(192)
SQM Agro India Pvt, Ltd.	3	-	-	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	2,827	43	608	-	5,373	(58)	(58)
SQM Thailand Limited	9,765	27	6,991	-	11,539	125	125
Total	3,602,747	2,893,008	2,827,968	329,230	3,123,986	398,625	381,428

182

10) Financial Reports

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2014
Subsidiary	Assets		Liabilities				Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	638,071	109,356	679,642	21,285	123,390	(529)	(529)
Proinsa Ltda.	174	1	-	-	-	1	1
SQMC Internacional Ltda.	229	-	-	-	-	(1)	(1)
SQM Potasio S.A.	167,134	934,783	3,703	20,847	2,379	166,673	167,019
Serv. Integrales de Tránsito y Transf. S.A.	430,047	82,657	459,844	11,093	48,747	7,008	7,008
Isapre Norte Grande Ltda.	698	767	702	198	4,577	41	-
Ajay SQM Chile S.A.	18,198	1,126	1,135	839	57,305	5,296	5,296
Almacenes y Depósitos Ltda.	311	46	1	-	-	(20)	(30)
SQM Salar S.A.	563,756	938,389	353,808	181,732	771,133	171,406	171,253
SQM Industrial S.A.	1,183,420	803,100	987,048	92,923	719,384	73,289	69,116
Exploraciones Mineras S.A.	478	31,713	5,160	-	-	(219)	(219)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	507	506	430	537	2,547	(63)	(65)
Soquimich Comercial S.A.	132,805	22,271	30,261	943	199,367	12,100	11,902
Comercial Agrorama Ltda.	12,048	1,815	12,632	106	14,724	102	103
Comercial Hydro S.A.	8,663	105	148	101	61	281	281
Agrorama S.A.	13,577	487	13,990	18	13,404	(103)	(103)
Orcoma SpA	3	2,356	4	-	-	(3)	(3)
Orcoma Estudio SpA	4,630	1,375	1,372	-	-	2	2
SQM North America Corp.	177,628	16,494	161,988	1,781	322,671	(1,622)	(2,294)
RS Agro Chemical Trading Corporation A.V.V.	5,201	-	-	-	-	(3)	(3)
Nitratos Naturais do Chile Ltda.	4	233	4,452	-	-	223	223
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	116,031	3,722	-	-	25,082	21,908
SQM Peru S.A.	520	1	1,172	-	-	(40)	(40)
SQM Ecuador S.A.	11,101	69	10,720	56	16,737	194	194
SQM Brasil Ltda.	724	1	636	-	453	220	220
SQI Corporation N.V.	-	23	89	-	-	5	4
SQMC Holding Corporation L.L.P.	17,552	15,481	1,024	-	-	3,944	3,944
SQM Japan Co. Ltd.	2,472	243	621	449	3,493	163	163

183

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Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2014
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	313,336	1,265	264,760	-	552,444	12,966	12,966
SQM Italia SRL	1,247	-	16	-	-	-	-
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	159	145	39	-	-	-	-
SQM Virginia LLC	14,821	14,367	14,821	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	81,196	1,302	53,428	-	178,243	916	916
SQM Investment Corporation N.V.	73,432	265	39,164	856	20	8,552	8,552
Royal Seed Trading Corporation A.V.V.	165,908	162	103,387	80,000	-	(4,941)	(4,384)
SQM Lithium Specialties LLP	15,774	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	396	-	217	-	-	(17)	(17)
Comercial Caimán Internacional S.A.	266	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	177	-	689	111	3,562	145	145
SQM Nitratos México S.A. de C.V.	38	4	29	4	262	6	6
Soquimich European Holding B.V.	77,712	117,371	89,566	-	-	26,368	23,180
SQM Iberian S.A.	54,332	72	49,004	-	132,270	5,781	5,782
SQM Africa Pty Ltd.	66,427	752	57,796	-	92,462	952	952
SQM Oceania Pty Ltd.	3,257	-	1,149	-	3,550	(1,016)	(1,016)
SQM Agro India Pvt. Ltd.	4	-	1	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	5,491	31	3,217	-	7,764	143	143
SQM Thailand Limited	15,424	35	12,679	-	11,042	228	228
Total	4,285,442	3,215,209	3,426,767	413,879	3,281,991	513,490	502,783

184

10) Financial Reports

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2015

On August 5, 2015, the subsidiary SQM Brasil Ltda. made a capital contribution of ThUS$572 in its subsidiary Nitratos Naturais do Chile Ltda. As a result of such transaction, SQM Brasil Ltda. increased its interest from 0.001% to 70.82% in such company. SQM Industrial S.A. was not involved in such capital increase, decreasing its interest from 99.99% to 29.18%. This generated no effects on the consolidated profit or loss of SQM S.A.

b)	Transactions conducted in 2014

On November 21, 2014, at the Extraordinary Shareholders’ Meeting, the shareholders of the subsidiary Orcoma Estudios SPA agreed to increase share capital from US$1,500, divided into 150,000 same-series fully paid and subscribed shares to US$4,631,507, divided into 196,229 same-series shares with no par value. SQM was not involved in such capital increase decreasing its interest in such company to 51%.

On December 18, 2014, at the General Shareholders’ Meeting of the subsidiary SQM Ecuador S.A., the shareholders agreed to absorb the Company’s accumulated deficit totaling US$ 455.

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2015 and December 31, 2014, cash and cash equivalents are detailed as follows:

	12/31/2015	12/31/20141
a) Cash	ThUS$	ThUS$

Cash on hand	87	88
Cash in banks	31,977	29,404
Other demand deposits	9,042	-
Total cash	41,106	29,492

	12/31/2015	12/31/2014
b) Cash equivalents	ThUS$	ThUS$

Short-term deposits, classified as cash equivalents	84,662	29,492
Short-term investments, classified as cash equivalents	401,491	295,582
Total cash equivalents	486,153	325,074

Total cash and cash equivalents	527,259	354,566

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2015 and December 31, 2014, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2015 MUS$	12/31/2014 MUS$
Legg Mason - Western Asset Institutional Cash Reserves	204,082	100,988
BlackRock - Institutional US Dollar Liquidity Fund	-	97,351
JP Morgan US dollar Liquidity Fund Institutional	197,409	97,243
Total	401,491	295,582

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

185

10) Financial Reports

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of December 31, 2015 and December 31, 2014, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2015	12/31/2014
Original currency	MUS$	MUS$
Chilean Peso (*)	2,656	6,355
US Dollar	512,809	328,392
Euro	4,245	10,449
Mexican Peso	1,439	736
South African Rand	4,123	4,046
Japanese Yen	1,690	1,701
Peruvian Sol	1	1
Brazilian Real	8	29
Chinese Yuan	272	769
Indonesian Rupiah	-	4
Indian Rupee	14	12
Thai Baht	1	2,055
Argentine Peso	1	12
Pound Sterling	-	5
Total	527,259	354,566

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2015 and December 31, 2014, the Company has no cash balances with any type of restriction.

186

10) Financial Reports

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2015 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2015 ThUS$
Banco Crédito e Inversiones	Fixed term	US$	0.50	12/23/2015	1/27/2016	50,000	6	50,006
Corpbanca	Fixed term	US$	0.65	12/22/2015	1/21/2016	25,000	4	25,004
Banco Crédito e Inversiones	Fixed term	Ch$	0.32	12/30/2015	1/14/2016	1,338	-	1,338
Banco Santander Santiago	Fixed term	Ch$	0.31	12/30/2015	1/14/2016	704	-	704
Banco Crédito e Inversiones	Fixed term	US$	0.30	12/11/2015	1/11/2016	1,000		1,000
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	225	-	225
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	614	-	614
BBVA Banco Francés	Fixed term	US$	19.00	12/2/2015	1/4/2016	236	-	236
ABN Amro Bank	On demand	Euro	-	12/31/2015	1/2/2016	1,240	-	1,240
Nedbank	On demand	US$	-	12/31/2015	1/2/2016	4,295	-	4,295
Total						84,652	10	84,662

2014 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to- date ThUS$	12/31/2014 ThUS$
Banco Estado	Fixed term	Ch$	0.24	12/30/2014	1/08/2015	4,121	-	4,121
Banco Crédito e Inversiones	Fixed term	Ch$	0.23	12/30/2014	1/08/2015	824	-	824
Banco BBVA Chile	Fixed term	US$	0.45	10/29/2014	1/06/2015	20,000	16	20,016
BBVA Banco Francés	Fixed term	US$	18.50	12/29/2014	1/28/2015	362	-	362
ABN Amro Bank	Fixed term	Euro	-	12/31/2014	1/31/2015	4,169	-	4,169
Total						29,476	16	29,492

187

10) Financial Reports

Note 8	Inventories

The composition of inventory at each period-end is as follows:

	12/31/2015	12/31/2014
Type of inventory	ThUS$	ThUS$

Raw material reserves	4,844	9,540
Supplies for production reserves	29,353	30,398
Products-in-progress reserves	478,627	453,816
Finished product reserves	491,022	425,849
Total	1,003,846	919,603

Inventory reserves recognized as of December 31, 2015 amount to ThUS$80,369, and ThUS$82,966 as of December 31, 2014. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

As of December 31, 2015, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$1,070,387 and to ThUS$1,259,983 as of December 31, 2014.

The breakdown of inventory reserves is detailed as follows:

	12/31/2015	12/31/2014
Type of inventory	ThUS$	ThUS$

Raw material reserves	93	93
Supplies for production reserves	920	500
Products-in-progress reserves	53,187	55,994
Finished product reserves	26,169	26,379

Total	80,369	82,966

The Company has not delivered inventory as collateral for the periods indicated above.

188

10) Financial Reports

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2015, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of December 31, 2015 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

189

10) Financial Reports

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2015 and December 31, 2014, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary

190

10) Financial Reports

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2015 and December 31, 2014, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Southern Africa Pty.(1)	South Africa	US$	Joint control or significant influence
Foreign	SQM Vitas Spain	Spain	Euro	Joint control or significant influence
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint control or significant influence

(1) During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

191

10) Financial Reports

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2015 and December 31, 2014, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2015	12/31/2014
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	17,842	26,806
Foreign	Ajay Europe S,A.R.L.	Associate	France	Sale of products	23,545	28,566
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,748	2,728
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	15,618	23,533
Foreign	Ajay North America LLC.	Associate	United States	Dividends	5,185	7,139
Foreign	Ajay North America LLC.	Associate	United States	Sale of services	-	90
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	7,902	8,535
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,557	6,852
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	296	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	1,187	1,112
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	286	1,245
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	34	35
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Other Transactions	-	47
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	62,543	76,714
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	(933)	(1,546)
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	32,019	51,841
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	34,586	30,978
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	2,187	13,975
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	1,060	1,681
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	22,624	53,763
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	4,012	4,930
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	8,587	7,700
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	27	4

9.5	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2015	12/31/2014
					ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	377	340
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	2,338	2,559
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	3,031	3,674
Foreign	Ajay North America LLC.	Associate	United States	US$	2,538	2,793
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	772	3,596
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	9,314	-
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	23,465	19,445
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	7
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	19,156	29,425
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	16,026	20,716
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	-	3,772
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	750	2,534
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	21,464	43,900
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	52	87
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	523
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	566	1,099
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	52	36
Total					99,907	134,506

192

10) Financial Reports

Note 9	Related party disclosures (continued)

9.6	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Turkish lira	-	71
Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Arab Emirates dirham	251	-
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	184	160
Total as of to-date					435	231

9.7	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of which are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 24, 2015.

1.1	Shearman & Sterling and Ad-Hoc Committee

At its Extraordinary Meeting of February 26, 2015, the Board of Directors formed an ad-hoc Committee, which is currently composed of the Directors Robert A. Kirkpatrick, Wolf von Appen B. and the Chairman Edward J. Waitzer. The Board of Directors delegated in the Committee the authority required to perform its duties and empowered it so that at its discretion engages all legal and accounting advisory required and other independent external advisory services as it deems appropriate and that upon performing its duties reports to the Board of Directors on its conclusions and possible recommendations for courses of action. The Committee engaged the legal Advisory of the law firms Shearman & Sterling and Vial / Serrano, and the forensic services provided by FTI.

As of December 31, 2015, the Company has the following Committees:

-	Directors’ Committee: composed of Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.
-	Audit Committee: composed of Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer.
-	Health, Safety and Environmental Matters Committee: composed of Mrs. Joanne L. Boyes and Arnfinn F. Prugger and Wolf von Appen B.
-	ad-hoc Committee: composed of Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.
-	Corporate Governance Committee: composed of Robert A. Kirkpatrick, Dieter Linneberg A. and Edward J. Waitzer.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management, except for that indicated in paragraph 10 below.

193

10) Financial Reports

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 200 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.
b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.135% of profit for the period effectively earned by the Company during fiscal year 2015.
c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during fiscal years 2015.
d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2015.
e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2015 amount to ThUS$2,769 (ThUS$ 3,424 as of December 31, 2014).

3)	Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 75 in favor of each of the three Directors who are a part of the Company’s Audit Committee, regardless of the number of meetings conducted during the respective month.
b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.02% of the Company’s profit for the period effectively earned by the Company during fiscal year 2015 and 2014.

4)	Health, Safety and Environmental Matters Committee, ad-hoc Committee and other Company’s Committees

Remuneration of such committees is composed of the payment of a fixed, gross, monthly amount of UF 50 for each director comprising such committees, regardless of the number of meetings held or not held during the related month or year.

5)	No guarantees have been constituted in favor of the directors.

194

10) Financial Reports

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

6)	Senior management compensation:

a)	As of December 31, 2015, the global compensation paid to the 103 main executives amounts to ThUS$19,355 and the global compensation paid to the 108 main executives as of December 31, 2014 amounted to ThUS$25,666. This includes monthly fixed salary and variable performance bonuses.
b)	The Company has a bonuses intermediate and biannual plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

7)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (see Note 16).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2015 and the year ended December 31, 2014 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

10)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is also a member of the Ultramar Group. As of December 31, 2015, the amount of transactions with this Group is approximately ThUS$7,854 (ThUS$12,287 as of December 31, 2014).

9.8	Key management personnel compensation

	12/31/2015	12/31/2014
	ThUS$	ThUS$

Key management personnel compensation	19,355	25,666

195

10) Financial Reports

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

	12/31/2015	12/31/2014
Description of other financial assets	ThUS$	ThUS$

Other current financial assets (1)	617,267	653,442
Derivatives (2)	19,058	17,160
Total other current financial assets	636,325	670,602

Other non-current financial assets	486	427
Total other non-current financial assets	486	427

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.
(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

	12/31/2015	12/31/2014
Institution	MUS$	MUS$
Banco Santander	175,433	141,914
BBVA	-	91,718
Banco de Crédito e Inversiones	97,739	140,216
Banco de Chile	20,049	60,153
Corpbanca	122,951	91,372
Banco Itaú	80,830	100,136
Banco Security	24,861	24,683
Morgan Stanley	8,200	3,250
Scotiabank Sud Americano	78,180	-
HSBC Bank Chile	9,024	-
Total	617,267	653,442

196

10) Financial Reports

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, current and non-current

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	279,590	-	279,590	322,231	-	322,231
Prepayments	9,155	-	9,155	11,378	-	11,378
Other receivables	13,480	1,050	14,530	7,221	2,044	9,265
Total trade and other receivables	302,225	1,050	303,275	340,830	2,044	342,874

	12/31/2015			12/31/2014
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	294,525	(14,935)	279,590	337,296	(15,065)	322,231
Trade receivables, current	294,525	(14,935)	279,590	337,296	(15,065)	322,231
Prepayments, current	11,955	(2,800)	9,155	14,178	(2,800)	11,378
Other receivables, current	15,476	(1,996)	13,480	9,184	(1,963)	7,221
Current trade and other receivables	321,956	(19,731)	302,225	360,658	(19,828)	340,830
Other receivables, non-current	1,050	-	1,050	2,044	-	2,044
Non-current receivables	1,050	-	1,050	2,044	-	2,044
Total trade and other receivables	323,006	(19,731)	303,275	362,702	(19,828)	342,874

197

10) Financial Reports

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2015 and December 31, 2014, the detail of the unsecuritized portfolio is as follows:

12/31/2015
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,653	698	388	2,617	565	241	253	667	311	1,836	11,229
Portfolio under no renegotiated terms	249,892	13,268	1,484	9,572	2,720	19	264	6,159	1,067	6,340	290,785
Number of customers under renegotiated terms portfolio	17	1	551	38	8	1	3	7	6	235	867
Portfolio under renegotiated terms, gross	540	10	625	13	170	15	259	35	293	1,780	3,740
Total gross portfolio	250,432	13,278	2,109	9,585	2,890	34	523	6,194	1,360	8,120	294,525

12/31/2014
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,997	574	533	90	305	297	15	269	283	1,779	7,142
Portfolio under no renegotiated terms	243,255	51,738	21,425	5,883	718	1,062	127	520	162	6,659	331,549
Number of customers under renegotiated terms portfolio	49	7	2	2	1	1	1	2	1	81	147
Portfolio under renegotiated terms, gross	1,027	55	20	1,052	412	958	22	6	15	2,180	5,747
Total gross portfolio	244,282	51,793	21,445	6,935	1,130	2,020	149	526	177	8,839	337,296
198

10) Financial Reports

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

	12/31/2015	12/31/2014
Provision and write-offs	MUS$	MUS$
Allowance for portfolio under no renegotiated terms	18,980	16,585
Allowance for portfolio with renegotiated terms	2,356	3,717
Write-offs for the period	(1,605)	(474)
Total	19,731	19,828

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of December 31, 2015, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$331,853 and as of December 31, 2014 such contracts amounted to ThUS$343,519.

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2015	74,786	(29,245)	86	96	182

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2014	37,034	(43,236)	1,638	(311)	1,327

199

10) Financial Reports

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period derivative instruments	Hedging reserve in gross equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2015	283	(242)	(195)	(195)

December 31, 2014	736	(1,050)	557	557

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of December 31, 2015 and December 31, 2014.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	59,447	UF	12/01/2026
H	191,638	UF	01/05/2018
M	46,463	UF	02/01/2017
O	68,339	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

200

10) Financial Reports

Note 10	Financial instruments (continued)

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2015 and December 31, 2014, the detail is as follows:

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	178,183	140,000	318,183	191,116	219,838	410,954
Obligations with the public	221,092	1,077,172	1,298,264	19,453	1,317,429	1,336,882
Derivatives	981	-	981	1,791	-	1,791
Hedging liabilities	1,774	73,031	74,805	812	36,958	37,770
Total	402,030	1,290,203	1,692,233	213,172	1,574,225	1,787,397

Current and non-current borrowings

As of December 31, 2015 and December 31, 2014, the detail is as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Long-term borrowings	140,000	219,838
Short-term borrowings	97,079	100,057
Current portion of long-term borrowings	81,104	91,059
Short-term loans and current portion of long-term borrowings	178,183	191,116
Total borrowings assumed	318,183	410,954

201

10) Financial Reports

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of December 31, 2015 and December 31, 2014, the detail of this caption is as follows:

Debtor			Creditor			Currency or		Effective	Nominal
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.70%	0.70%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.58%	0.58%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.44%	0.44%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.43%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.18%	1.05%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.75%	1.39%

		12/31/2015			12/31/2015
Debtor	Creditor	Nominal amounts			Current amounts
Subsidiary	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	13	20,000	20,013	-	20,013
SQM.S.A.	Banco Estado	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	8	17,000	17,008	-	17,008
SQM S.A.	Banco Estado NY Branch	-	-	-	1,067	-	1,067	-	1,067
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	16	20,000	20,016	-	20,016
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,032	-	20,032	-	20,032
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	40,000	-	40,137	40,137	(49)	40,088
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,052	20,052	(54)	19,998
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,010	20,010	(58)	19,952
Total		20,000	157,000	177,000	21,145	157,199	178,344	(161)	178,183

202

10) Financial Reports

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.59%	0.59%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.46%	0.46%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.59%	0.59%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.56%	2.33%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.38%	0.38%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.41%	0.41%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	2.27%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.70%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.45%	1.29%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	2.12%	0.97%

		12/31//2014			12/31/2014
Debtor	Creditor	Nominal amounts			Current amounts
Filial	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	5	20,000	20,005	-	20,005
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Banco Estado	-	20,000	20,000	-	20,026	20,026	-	20,026
SQM S.A.	Banco Estado NY Branch	-	-	-	988	-	988	-	988
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,008	-	20,008	-	20,008
Royal Seed Trading Corporation A.V.V.	Scotiabank & Trust (Cayman) Ltd.	-	50,000	50,000	-	50,137	50,137	(85)	50,052
Royal Seed Trading Corporation A.V.V.	Bank of America	-	-	-	-	117	117	(66)	51
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,013	20,013	(60)	19,953
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,084	20,084	(69)	20,015
Total		20,000	170,000	190,000	21,019	170,377	191,396	(280)	191,116

203

10) Financial Reports

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2015 and December 31, 2014, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of			Currency or	Periodicity
Tax ID No.	Subsidiary	País	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	4/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	4/21/2016	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	1/28/2016	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	4/3/2016	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	6/1/2016	UF	Semiannual	Semiannual	6.52%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	1/5/2016	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	2/1/2016	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	2/1/2016	UF	Semiannual	Upon maturity	3.97%	3.80%

			12/31/2015				12/31/2015
			Nominal maturities				Current maturities
			Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
Subsidiary	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$200,000	-	200,000	200,000	-	202,586	202,586	(73)	202,513
SQM S,A,	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S,A,	Chile	C	-	5,413	5,413	-	5,610	5,610	-	5,610
SQM S,A,	Chile	H	-	-	-	3,417	-	3,417	(139)	3,278
SQM S,A,	Chile	M	-	-	-	492	-	492	(130)	362
SQM S,A,	Chile	O	-	-	-	849	-	849	(67)	782
Total			-	205,413	205,413	9,406	213,528	222,934	(1,842)	221,092

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

204

10) Financial Reports

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

			Number of			Currency or	Periodicity
Debtor			registration or ID			adjustment	Payment of
Tax ID No.	Subsidiary	Country	of the instrument	Series	Maturity date	index	interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2015	US$	Semiannual	Upon maturity	6.25%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2015	US$	Semiannual	Upon maturity	5.67%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2015	US$	Semiannual	Upon maturity	4.46%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2015	US$	Semiannual	Upon maturity	3.86%	4.38%
93.007.000-9	SQM S.A.	Chile	446	C	06/01/2015	UF	Semiannual	Semiannual	6.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2015	UF	Semiannual	Semiannual	4.23%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2015	UF	Semiannual	Upon maturity	3.20%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2015	UF	Semiannual	Upon maturity	3.74%	3.80%

			12/31/2014			12/31/2014
			Nominal maturities			Current maturities
			Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
Subsidiary	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$200,000	-	-	-	-	2,586	2,586	(293)	2,293
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(384)	2,290
SQM S.A.	Chile	ThUS$250,000	-	-	-	1,914	-	1,914	(433)	1,481
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	C	-	6,088	6,088	-	6,329	6,329	-	6,329
SQM S.A.	Chile	H	-	-	-	3,843	-	3,843	(139)	3,704
SQM S.A.	Chile	M	-	-	-	554	-	554	(130)	424
SQM S.A.	Chile	O	-	-	-	955	-	955	(67)	888
Total			-	6,088	6,088	7,266	14,247	21,513	(2,060)	19,453

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

205

10) Financial Reports

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of December 31, 2015 and December 31, 2014 are detailed as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%

		Nominal non-current maturities				Non-current maturities
		12/31/2015				12/31/2015
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	140,000	-	-	140,000	140,000	-	-	140,000	-	140,000
Total		140,000	-	-	140,000	140,000	-	-	140,000	-	140,000

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.56%	2.33%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	2.27%	1.37%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.70%	1.23%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.12%	1.27%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	2.45%	0.97%

		Nominal non-current maturities				Non-current maturities
		12/31/2014				12/31/2014
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	-	140,000	-	140,000	-	140,000	-	140,000	-	140,000
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	-	40,000	-	40,000	-	40,000	(49)	39,951
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	-	20,000	-	20,000	-	20,000	(59)	19,941
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	-	20,000	-	20,000	-	20,000	-	20,000	(54)	19,946
Total		-	220,000	-	220,000	-	220,000	-	220,000	(162)	219,838

206

10) Financial Reports

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2015 and December 31, 2014 is detailed as follows:

							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.53%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2015							Non-current maturities 12/31/2015
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MMUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(1,290)	248,710
MMUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,502)	246,498
MMUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,843)	296,157
C	5,413	5,413	5,413	5,413	32,482	54,134	5,413	5,413	5,413	5,413	32,482	54,134	-	54,134
H	-	-	-	-	144,357	144,357	-	-	-	-	144,357	144,357	(1,810)	142,547
M	36,089	-	-	-	-	36,089	36,089	-	-	-	-	36,089	(17)	36,072
O	-	-	-	-	54,134	54,134	-	-	-	-	54,134	54,134	(1,080)	53,054
Total	41,502	5,413	255,413	5,413	780,973	1,088,714	41,502	5,413	255,413	5,413	780,973	1,088,714	(11,542)	1,077,172

207

10) Financial Reports

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Unsecured interest-bearing liabilities, non-current, continued

As of December 31, 2015 and December 31, 2014, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MMUS$200	04/15/2016	US$	Semiannual	Upon maturity	6.25%	6.13%
93.007.000-9	SQM S.A.	Chile	-	MMUS$250	04/21/2020	US$	Semiannual	Upon maturity	5.67%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MMUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.46%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MMUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.86%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.23%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	3.20%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.74%	3.80%

Nominal non-current maturities 12/31/2014							Non-current maturities 12/31/2014
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$200,000	200,000	-	-	-	-	200,000	200,000	-	-	-	-	200,000	(73)	199,927
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,655)	248,345
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,935)	246,065
ThUS$300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(4,456)	295,544
C	6,088	6,088	6,088	6,088	42,619	66,971	6,088	6,088	6,088	6,088	42,619	66,971	-	66,971
H	-	-	-	-	162,354	162,354	-	-	-	-	162,354	162,354	(1,949)	160,405
M	-	40,588	-	-	-	40,588	-	40,588	-	-	-	40,588	(153)	40,435
O	-	-	-	-	60,883	60,883	-	-	-	-	60,883	60,883	(1,146)	59,737
Total	206,088	46,676	6,088	6,088	1,065,856	1,330,796	206,088	46,676	6,088	6,088	1,065,856	1,330,796	(13,367)	1,317,429

208

10) Financial Reports

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 31 of December 2015 and the 31st of December 2014, short term bonds of MUS$221,092 and MUS$19,453 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of MUS$1,077,172 on the 31 of December 2015 and MUS$1,317,429 on the 31st December 2014, corresponding to the issuance of series C bonds, Single series bonds (ThUS$200), series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of December 31, 2015 and December 31, 2014, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of December 31, 2015 and December 31, 2014, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2015	12/31/2014
	MUS$	MUS$
Principal payment	5,729	6,301
Interest payment	3,570	3,184

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2015 and December 31, 2014, the Company has made the following payments with a charge to the Single Series bonds:

	12/31/2015	12/31/2014
Payments made	ThUS$	ThUS$
Payments of interest	12,250	12,250

209

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2015 and December 31, 2014, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$
Payment of principal of Series G bonds	-	39,713
Payments of interest, Series G bonds	-	1,366
Payments of interest, Series H bonds	7,696	8,496

Series “J” and “I” bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%. Both bonds expired on April 1, 2014.

Payments made upon expiration of bonds

Payments made	12/31/2014 ThUS$
Payments of principal Series J bonds	94,454
Payment of interest, Series J bonds	2,563
Payments of principal Series I bonds	64,083
Payment of interest, Series I bonds	1,206

210

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2015 and December 31, 2014, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$
Interest payment	13,750	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2015, and December 31, 2014 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$
Payment of interest, Series M bonds	1,248	1,380
Payment of interest, Series O bonds	2,153	2,381

Single series bonds, third issue ThUS$300,000

On April 3, 2013 in the United States, the Company issued a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2015 and December 31, 2014, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$
Payment of interest	10,875	10,875

211

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$ 250

On October 23, 2014, the Company informed the Chilean Superintendence of Securities and Insurance that Sociedad Química y Minera de Chile S.A. agreed to issue and place unsecured bonds of ThUS$ 250,000 in international markets. This, essentially, maturing in 2025 with a cover annual interest rate of 4.375% equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to the investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2015 and December 31, 2014, the following payments have been made.

Payments made	12/31/2015 ThUS$	12/31/2014 ThUS$
Payment of interest	8,203	-

10.5	Trade and other payables

	12/31/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	136,668	-	136,668	144,998	-	144,998
Other accounts payable	172	-	172	162	-	162
Total	136,840	-	136,840	145,160	-	145,160

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2015, the Company has purchase orders amounting to ThUS$15,888 (ThUS$15,966 as of December 31, 2014).

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2015 ThUS$	Effect on profit or loss as of 12/31/2015 ThUS$	12/31/2014 ThUS$	Effect on profit or loss as of 12/31/2014 ThUS$

Current
Derivative instruments (IRS)	283	(242)	736	1,637
	283	(242)	736	1,637

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of December 31, 2015, including derivatives, received during the year.

212

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	617,267	-	617,267	653.442	-	653.442
Investments held-to-maturity measured at amortized cost	-	486	486	-	427	427
Loans and receivables measured at amortized cost	302,225	1,050	303,275	340.830	2.044	342.874
Total financial assets measured at amortized cost	919,492	1,536	921,028	994.272	2.471	996.743

Financial assets at fair value through profit or loss	19,058	-	19,058	17,160	-	17,160
Total financial assets at fair value	19,058	-	19,058	17,160	-	17,160
Total financial assets	938,550	1,536	940,086	1,011,432	2,471	1,013,903

213

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	2,755	73,031	75,786	2,603	36,958	39,561
Financial liabilities at fair value through profit or loss	2,755	73,031	75,786	2,603	36,958	39,561

Financial liabilities measured at amortized cost	536,115	1,217,172	1,753,287	355,729	1,537,267	1,892,996
Total financial liabilities measured at amortized cost	536,115	1,217,172	1,753,287	355,729	1,537,267	1,892,996
Total financial liabilities	538,870	1,290,203	1,829,073	358,332	1,574,225	1,932,557

214

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2015 and December 31, 2014, assets pledged as guarantees are as follows:

Restricted cash	12/31/2015 ThUS$	12/31/2014 ThUS$
Isapre Norte Grande Ltda.	496	682
Total	496	682

215

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	Other current financial liabilities are considered at fair value equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

216

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2015		12/31/2014
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	527,259	527,259	354,566	354,566
Current trade and other receivables	302,225	302,225	340,830	340,830
Receivables due from related parties, current	99,907	99,907	134,506	134,506
Other financial assets, current:
- Time deposits	617,267	617,267	653,442	653,442
- Derivative instruments	19,058	19,058	17,160	17,160
Total other current financial assets	636,325	636,325	670,602	670,602
Non-Current Trade Receivables	1,050	1,050	2,044	2,044
Other non-current financial assets:	486	486	427	427
Other non-current financial assets:	486	486	427	427
Other financial liabilities, current:
- Bank loans	178,183	178,183	191,116	191,116
- Derivative instruments	981	981	1,791	1,791
- Hedging liabilities	1,774	1,774	812	812
- Unsecured obligations	221,092	221,092	19,453	19,453
Other financial liabilities, current	402,030	402,030	213,172	213,172
Current and non-current accounts payable	136,840	136,840	145,160	145,160
Payables due to related parties, non-current	435	435	231	231
Other non-current financial liabilities:
- Bank loans	140,000	160,265	219,838	180,756
- Unsecured obligations	1,077,172	1,221,002	1,317,429	1,584,237
- Non-current hedging liabilities	73,031	73,031	36,958	36,958
Other non-current financial liabilities:	1,290,203	1,454,298	1,574,225	1,801,951

Fair value hierarchy

Fair value hierarchies are as follows:

a)	Level 1: When only quoted (unadjusted) prices have been used in active markets.

b)	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

c)	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation technique used to determine the fair value of our hedging instruments is that indicated for Level 2.

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

217

10) FINANCIAL REPORTS

Note 11	Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2015 and December 31, 2014, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda,	1,535	1,159	819	942	-	-	819	942
Abu Dhabi Fertilizer Industries WWL	11,766	10,269	1,455	1,783	455	-	1,910	1,783
Doktor Tarsa Tarim Sanayi AS	15,032	14,869	2,505	4,138	-	-	2,505	4,138
Ajay North America	12,913	13,530	3,600	6,188	-	-	3,600	6,188
Ajay Europe SARL	7,202	8,004	1,732	2,570	(21)	(30)	1,711	2,540
SQM Eastmed Turkey	70	88	(4)	(21)	-	-	(4)	(21)
Charlee SQM Thailand Co, Ltd,	1,318	1,804	122	158	89	-	210	158
Total	49,836	49,723	10,229	15,758	523	(30)	10,751	15,728

			Country of	Share of ownership	Dividends received
Associate	Description of the nature of the relationship	Domicile	incorporation	in associates	12/31/2015	12/31/2014
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	286	1,245
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and commercialization of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	5,185	7,139
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,748	2,728
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	296	-

218

10) FINANCIAL REPORTS

Note 11 Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2015
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,141	825	1,881	16	11,982	1,638	-	1,638
Abu Dhabi Fertilizer Industries WWL	33,770	2,529	4,499	-	46,609	3,932	1,230	5,162
Doktor Tarsa Tarim Sanayi AS	103,099	7,555	80,588	-	64,374	5,009	-	5,009
Ajay North America	18,651	10,619	2,917	-	43,453	7,347	-	7,347
Ajay Europe SARL	18,979	1,661	6,239	-	40,484	3,464	(42)	3,422
SQM Eastmed Turkey	976	380	27	1,189	-	(8)	-	(8)
Charlee SQM Thailand Co. Ltd.	7,418	566	4,687	-	12,524	304	222	526
Total	187,034	24,135	100,838	1,205	219,516	21,686	1,410	23,096

12/31/2014
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	3,957	481	2,099	22	12,750	1,883	-	1,883
Abu Dhabi Fertilizer Industries WWL	31,010	2,795	6,048	-	53,186	4,819	-	4,819
Doktor Tarsa Tarim Sanayi AS	75,497	10,099	39,515	16,344	83,397	8,275	-	8,275
Ajay North America	20,912	10,269	3,568	-	60,101	12,628	-	12,628
Ajay Europe SARL	21,929	2,103	8,023	-	51,687	5,142	(59)	5,083
SQM Eastmed Turkey	10	228	62	-	-	(42)	-	(42)
Charlee SQM Thailand Co. Ltd.	8,279	669	4,435	-	12,968	394	-	394
Total	161,594	26,644	63,750	16,366	274,089	33,099	(59)	33,040

219

10) FINANCIAL REPORTS

Note 11	Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2015 and December 31, 2014.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

Note 12	Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for the recognition of joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole.

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2015

During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

b)	Operations conducted in 2014

During the second quarter of 2014, SQM Industrial S.A. received a reimbursement of capital amounting to ThUS$2,011 from SQM Vitas Fzco, resulting in a decrease capital, and maintaining the interest in this Company.

220

10) FINANCIAL REPORTS

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest in	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	ownership	12/31/2015	12/31/2014
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Southern Africa Pty.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Peru S.A.C.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

221

10) FINANCIAL REPORTS

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	13,257	12,819	(845)	(414)	(12)	(1)	(857)	(415)
Coromandel SQM India	962	754	88	128	-	-	88	128
SQM Vitas Fzco,	11,604	9,189	369	2,049	9,686	(457)	10,055	1,592
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,462	1,969	495	494	-	-	495	494
SQM Vitas Holland	1,181	1,324	(10)	101	-	-	(11)	101
Total	29,466	26,055	97	2,358	9,674	(458)	9,770	1,900

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil (1)	3,722	5,670	(72)	1,045	-	-	(36)	522
SQM Vitas Peru (1)	5,061	4,993	786	948	-	-	393	474
SQM Vitas Southern Africa (1)	-	180	-	(907)	-	-	-	(453)
SQM Vitas Spain (2)	1,182	1,023	(251)	291	-	-	109	145
SQM Vitas Plantacote B.V. (2)	3,598	1,135	215	1	-	-	(125)	-
Total	13,563	13,001	678	1,378	-	-	341	688

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland

222

10) FINANCIAL REPORTS

Note 12	Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2015
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	56,053	8,023	37,563	-	65,929	(1,689)	(24)	(1,713)
Coromandel SQM India	3,738	924	2,668	70	5,816	176	-	176
SQM Vitas Fzco.	14,096	10,575	1,464	-	17,893	738	19,371	20,109
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,100	202	377	-	10,539	990	-	990
SQM Vitas Brazil	32,449	6,638	35,365	-	67,870	(72)	-	(72)
SQM Vitas Peru	24,432	6,562	25,933	-	45,739	786	-	786
SQM Vitas Spain	1,662	729	1,208	-	11,875	218	-	218
SQM Vitas Holland	428	1,955	18	-	-	(21)	-	(21)
SQM Vitas Plantacote B.V.	802	-	30	-	-	(250)	-	(250)
Total	138,760	35,608	104,626	70	225,661	876	19,347	20,223

	12/31/2014
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	61,381	8,734	44,478	-	95,292	(829)	(2)	(831)
Coromandel SQM India	4,820	1,043	4,294	63	6,723	256	-	214
SQM Vitas Fzco.	6,366	13,611	1,600	-	25,485	4,098	(913)	3,185
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,363	229	634	20	9,496	988	-	988
SQM Vitas Brazil	39,006	8,644	41,980	-	83,022	1,046	-	1,046
SQM Vitas Peru	25,346	3,146	23,463	35	39,321	949	-	949
SQM Vitas Southern Africa	3,703	720	4,243	-	17,117	(907)	-	(907)
SQM Vitas Spain	2,066	808	1,851	-	10,969	252	-	252
SQM Vitas Holland	512	2,158	19	-	-	204	-	350
SQM Vitas Plantacote B.V.	1,529	6	401	-	4,010	1	-	1
Total	149,092	39,099	122,963	118	291,435	6,058	(915)	5,143

223

10) FINANCIAL REPORTS

Note 12	Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	737	234	13,955	-	-	-
Coromandel SQM India	63	69	1,027	158	-	-
SQM Vitas Fzco.	7,574	12,043	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,870	2,487	-	-	-	-
SQM Vitas Brazil	827	1,312	11,215	8,488	-	-
SQM Vitas Peru	160	605	-	-	-	-
SQM Vitas Southern Africa	-	448	-	-	-	-
SQM Vitas Spain	272	34	-	-	-	-
SQM Vitas Holland	428	149	-	-	-	-
SQM Vitas Plantacote B.V.	802	458	-	-	-	-
Total	14,733	17,839	26,197	8,646	-	-

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(687)	(680)	(241)	(831)	233	212
Coromandel SQM India	(69)	(70)	(73)	(47)	(89)	(122)
SQM Vitas Fzco.	(1,067)	(1,032)	(10)	(38)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(66)	(60)	(2)	(1)	(378)	(331)
SQM Vitas Brazil	(29)	(405)	(1,651)	(1,310)	(49)	220
SQM Vitas Peru	(29)	(136)	-	(15)	(370)	(243)
SQM Vitas Southern Africa	-	(82)	-	(44)	-	(156)
SQM Vitas Spain	(116)	(113)	(4)	(17)	(73)	-
SQM Vitas Holland	-	-	(2)	(6)	-	-
SQM Vitas Plantacote B.V.	-	(2)	(3)	(181)	-	-
Total	(2,063)	(2,580)	(1,986)	(2,490)	(726)	(420)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

224

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill

13.1	Balances

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Intangible assets other than goodwill	110,428	114,735
Goodwill (1)	38,388	38,388
Total	148,816	153,123

(1)	The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period.

The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC).

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2015 and December 31, 2014 are detailed as follows:

		12/31/2015
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	23,251	(13,438)	9,813
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,448	(984)	464
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	96,500	-	96,500
Other intangible assets	Indefinite	3,651	-	3,651
Intangible assets other than goodwill		128,671	(18,243)	110,428
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		167,059	(18,243)	148,816

225

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2014
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	23,062	(9,996)	13,066
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,524	(939)	585
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	97,386	-	97,386
Other intangible assets	Indefinite	3,698	-	3,698
Intangible assets other than goodwill		129,491	(14,756)	114,735
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		167,879	(14,756)	153,123

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 6 years, for other finite useful life assets the period in which they are amortized relates to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

226

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	6 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions of the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost over registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

227

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,062	1,524	97,386	3,698	38,388	167,879
Additions	-	189	15	-	-	-	204
Other increases (decreases)	-	-	(91)	(886)	(47)	-	(1,024)

Final balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(9,996)	(939)	-	-	-	(14,756)
Additions	-	-	-	-	-	-	-
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	-	-	-	-	(10)

Final balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)

228

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2015, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	13,066	585	97,386	3,698	38,388	153,123
Additions	-	189	15	-	-	-	204
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	(91)	(886)	(47)	-	(1,034)

Final balance	-	9,813	464	96,500	3,651	38,388	148,816

g)	Movements in identifiable intangible assets as of December 31, 2014:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	5,342	1,576	97,392	4,081	38,388	150,600
Additions	-	14,462	-	-	-	-	14,462
Other increases (decreases)	-	3,258	(52)	(6)	(383)	-	2,817

Final balance	3,821	23,062	1,524	97,386	3,698	38,388	167,879

229

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2014:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(3,146)	(882)	-	-	-	(7,849)
Additions	-	-	-	-	-	-	-
Amortization	-	(3,547)	(58)	-	-	-	(3,605)
Other increases (decreases)	-	(3,303)	1	-	-	-	(3,302)

Final balance	(3,821)	(9,996)	(939)	-	-	-	(14,756)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	2,196	694	97,392	4,081	38,388	142,751
Additions	-	14,462	-	-	-	-	14,462
Amortization	-	(3,547)	(58)	-	-	-	(3,605)
Other increases (decreases)	-	(45)	(51)	(6)	(383)	-	(485)

Final balance	-	13,066	585	97,386	3,698	38,388	153,123

230

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment

As of December 31, 2015 and December 31, 2014, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2015 MUS$	12/31/2014 MUS$
Property, plant and equipment, net
Land	34,589	34,622
Buildings	208,401	233,175
Machinery	397,600	361,882
Transport equipment	48,294	81,673
Furniture and fixtures	8,516	9,016
Office equipment	6,168	6,365
Constructions in progress	151,831	237,321
Other property, plant and equipment (1)	828,177	923,900
Total	1,683,576	1,887,954
Property, plant and equipment, gross
Land	34,589	34,622
Buildings	436,413	411,633
Machinery	1,234,751	1,168,018
Transport equipment	264,854	261,394
Furniture and fixtures	37,492	32,082
Office equipment	38,285	35,512
Constructions in progress	151,831	237,321
Other property, plant and equipment	1,825,057	1,731,599
Total	4,023,272	3,912,181

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	228,012	178,458
Accumulated depreciation and value impairment of machinery	837,151	806,136
Accumulated depreciation and value impairment of transport equipment	216,560	179,721
Accumulated depreciation and value impairment of furniture and fixtures	28,976	23,066
Accumulated depreciation and value impairment of office equipment	32,117	29,147
Accumulated depreciation and value impairment of other property, plant and equipment	996,880	807,699
Total	2,339,696	2,024,227

(1)	The detail of other property, plant and equipment is as follows:

	12/31/2015 MUS$	31/12/2014 MUS$
Other property, plant and equipment, net
Conveyor belt	39,666	53,648
Tank (TK)	26,046	36,236
Geomembrane/liner	155,409	158,839
Electric facilities	56,600	61,795
Lights	2,252	3,648
Other constructions	109,478	122,287
Piping	17,174	27,637
Pool	160,869	168,469
Well (water)	44,432	49,818
Pipes/HD lines	131,431	148,590
Railroad track	11,001	25,314
Other property, plant and equipment	73,819	67,619
Total	828,177	923,900

231

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.1	Reconciliation of changes in property, plant and equipment by type:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	411,633	1,168,018	261,394	32,082	35,512	237,321	1,731,599	3,912,181
Changes
Additions	49	933	1,109	32	28	1,338	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	(9,193)	(369)	(9,581)
Increase(decrease) in foreign currency exchange	(82)	-	(53)	(23)	-	(104)	(1)	(180)	(443)
Reclassification	-	23,846	68,419	5,625	5,382	1,585	(178,445)	88,912	15,324
Other increases (decreases) (*)	-	1	(2,729)	(2,169)	-	(45)	(43,227)	973	(47,196)
Total changes	(33)	24,780	66,733	3,460	5,410	2,773	(85,490)	93,458	111,091
Final balance	34,589	436,413	1,234,751	264,854	37,492	38,285	151,831	1,825,057	4,023,272

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(178,458)	(806,136)	(179,721)	(23,066)	(29,147)	-	(807,699)	(2,024,227)
Changes
Divestitures	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(21,539)	(92,483)	(27,916)	(4,250)	(3,051)	-	(119,029)	(268,268)
Increase(decrease) in foreign currency exchange	-	1	-	16	-	66	-	30	113
Reclassification	-	(26,992)	64,469	1,375	(433)	2	-	(53,745)	(15,324)
Other increases (decreases) (*)	-	(1,024)	(3,001)	(10,314)	(1,227)	13	-	(16,437)	(31,990)
Total changes	-	(49,554)	(31,015)	(36,839)	(5,910)	(2,970)	-	(189,181)	(315,469)
Final balance	-	(228,012)	(837,151)	(216,560)	(28,976)	(32,117)	-	(996,880)	(2,339,696)

232

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	233,175	361,882	81,673	9,016	6,365	237,321	923,900	1,887,954
Changes
Additions	49	933	1,109	32	28	1,338	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	(9,193)	(369)	(9,581)
Depreciation expense	-	(21,539)	(92,483)	(27,916)	(4,250)	(3,051)	-	(119,029)	(268,268)
Increase(decrease) in foreign currency exchange	(82)	1	(53)	(7)	-	(38)	(1)	(150)	(330)
Reclassification	-	(3,146)	132,888	7,000	4,949	1,587	(178,445)	35,167	-
Other increases (decreases) (*)	-	(1,023)	(5,730)	(12,483)	(1,227)	(32)	(43,227)	(15,464)	(79,186)
Total changes	(33)	(24,774)	35,718	(33,379)	(500)	(197)	(85,490)	(95,723)	(204,378)
Final balance	34,589	208,401	397,600	48,294	8,516	6,168	151,831	828,177	1,683,576

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts 3) projects corresponding mainly to exploration expenditures and stain development and 4) impairment costs associated with the closure of the operations in the Pedro de Valdivia site, which are recognized in the caption Other expenses per function. The impairment amounted to ThUS$ 36,823 (see Note 27.5 and Note 34).

233

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31 2014, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	364,695	1,179,860	263,268	27,575	39,142	415,740	1,506,708	3,830,800
Changes
Additions	-	72	370	-	71	1,514	134,663	287	136,977
Divestitures	-	-	(93)	(85)	(86)	(58)	(2,235)	(1)	(2,558)
Increase(decrease) in foreign currency exchange	(87)	(6)	(56)	(33)	-	(65)	4	(193)	(436)
Reclassification	812	46,872	(12,083)	(1,742)	4,522	(4,983)	(256,528)	223,130	-
Other increases (decreases) (*)	85	-	20	(14)	-	(38)	(54,323)	1,668	(52,602)
Total changes	810	46,938	(11,842)	(1,874)	4,507	(3,630)	(178,419)	224,891	81,381
Final balance	34,622	411,633	1,168,018	261,394	32,082	35,512	237,321	1,731,599	3,912,181

Reconciliation entries of changes in property, plant and equipment by type as of r December 31, 2014, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(174,166)	(714,533)	(157,289)	(18,041)	(33,080)	-	(679,314)	(1,776,423)
Changes
Divestitures	-	-	11	54	16	125	-	-	206
Depreciation expense	-	(19,669)	(88,242)	(29,417)	(2,772)	(2,811)	-	(108,380)	(251,291)
Increase(decrease) in foreign currency exchange	-	1	40	17	-	25	-	21	104
Reclassification	-	15,375	(3,414)	6,899	(2,269)	6,561	-	(23,152)	-
Other increases (decreases) (*)	-	1	2	15	-	33	-	3,126	3,177
Total changes	-	(4,292)	(91,603)	(22,432)	(5,025)	3,933	-	(128,385)	(247,804)
Final balance	-	(178,458)	(806,136)	(179,721)	(23,066)	(29,147)	-	(807,699)	(2,024,227)

234

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.3	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2014, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	33,812	190,529	465,327	105,979	9,534	6,062	415,740	827,394	2,054,377
Changes
Additions	-	72	370	-	71	1,514	134,663	287	136,977
Divestitures	-	-	(82)	(31)	(70)	67	(2,235)	(1)	(2,352)
Depreciation expense	-	(19,669)	(88,242)	(29,417)	(2,772)	(2,811)	-	(108,380)	(251,291)
Increase(decrease) in foreign currency exchange	(87)	(5)	(16)	(16)	-	(40)	4	(172)	(332)
Reclassification	812	62,248	(15,496)	5,158	2,253	1,577	(256,528)	199,976	-
Other increases (decreases) (*)	85	-	21	-	-	(4)	(54,323)	4,796	(49,425)
Total changes	810	42,646	(103,445)	(24,306)	(518)	303	(178,419)	96,506	(166,423)
Final balance	34,622	233,175	361,882	81,673	9,016	6,365	237,321	923,900	1,887,954

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

235

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee, continued

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$4,466 as of December 31, 2015 and ThUS$ 7,732 as of December 31, 2014.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

14.5	Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of December 31, 2015 and 2014, no impairment adjustments were generated, except for that indicated in Note 34.

Note 15	Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2015	12/31/2014
	MUS$	MUS$
Current
Profit sharing and bonuses	13,445	18,384
Total	13,445	18,384

Non-current
Profit sharing and bonuses	-	2,849
Severance indemnity payments	21,995	30,952
Total	21,995	33,801

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

236

10) FINANCIAL REPORTS

Note 15	Employee benefits (continued)

15.2	Policies on defined benefit plan

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc..

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	12/31/2015	12/31/2014
	ThUS$	ThUS$
Staff severance indemnities, Chile	20,883	30,336
Other obligations in companies elsewhere	1,112	616
Total other non-current liabilities	21,995	30,952

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1,980.

237

10) FINANCIAL REPORTS

Note 15	Employee benefits (continued)

15.3	Other long-term benefits, continued

Methodology

The determination of the obligation for benefits under IAS 19 Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2009 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees, a pension plan until 2002 called “SQM North America Retirement Income Plan”, whereby obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employee benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	12/31/2015	12/31/2014
Changes in the benefit obligation	ThUS$	ThUS$
Benefit obligation at the beginning of the year	7,324	6,922
Service cost	3	2
Interest cost	380	403
Actuarial loss	600	361
Benefits paid	(358)	(364)
Benefit obligation at the end of the year	7,949	7,324

238

10) FINANCIAL REPORTS

Note 15	Employee benefits (continued)

15.4	Post-employment benefit obligations, continued

	12/31/2015	12/31/2014
Changes in the plan assets:	ThUS$	ThUS$
Fair value of plan assets at the beginning of the year	7,967	7,909
Employer’s contributions	-	173
Actual return (loss) in plan assets	(145)	249
Benefits paid	(358)	(364)
Fair value of plan assets at the end of the year	7,464	7,967
Financing status	(485)	643
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(1,903)	(1,231)
Amortization during the year	68	30
Net estimated gain or loss occurred during the year	(1,330)	(702)
Adjustment to recognize the minimum pension obligation	(3,165)	(1,903)

The net periodic pension expense was composed of the following components for the years ended December 31, 2015 and 2014:

Reconciliation	12/31/2015	12/31/2014
	ThUS$	ThUS$
Service cost or benefits received during the year	3	2
Interest cost in benefit obligation	380	403
Actual return in plan assets	(145)	249
Amortization of prior year losses	68	30
Net gain during the year	728	340
Net periodic pension expense	(133)	(155)

15.5	Staff severance indemnities

As of December 31, 2015 and December 31, 2014, severance indemnities calculated at the actuarial value are as follows:

	12/31/2015 ThUS$	12/31/2014 ThUS$
Opening balance	(30,952)	(32,137)
Current cost of service	(898)	(1,294)
Interest cost	(1,588)	(2,020)
Actuarial gain/loss	1,242	(665)
Exchange rate difference	3,582	4,450
Benefits paid during the year	6,619	714
Balance	(21,995)	(30,952)

239

10) FINANCIAL REPORTS

Note 15	Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2015	12/31/2014

Mortality rate	RV - 2009	RV - 2009
Actual annual interest rate	4.89%	5.5%
Voluntary retirement rotation rate:
Men	7.16%	1.71%	annual
Women	7.16%	1.96%	annual
Salary increase	3.60%	3.00%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2015 and December 31, 2014, on the actuarial calculation, the Company has conducting the sensitivity analysis of the main assumptions, determining the following:

Sensitivity analysis 12/31/2015	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,437)	1,607

Sensitivity analysis 12/31/2014	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,960)	2,181

Sensitivity relates to an increase/decrease of 100 basis points.

Note 16	Executive compensation plan

The Company has established two compensation plans to motivate the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

1)	Shares

Liquidated in cash, executives are able to exercise their rights until 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

240

10) FINANCIAL REPORTS

Note 16	Executive compensation plan (continued)

Participants in this plan

This compensation plan includes 8 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following to the fiscal year.

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2015 and December 31, 2014 are the following:

Movement for the period	2015	2014
In effect as of January 1	1,536,000	1,536,000
Granted during the fiscal year	-	-
Redundant workers	(365,000)	-
Exercised during the fiscal year	-	-
Changes in benefit plan	-	-
In circulation	1,171,000	1,536,000
Average contractual life	4 months	16 months
Executives	8	10

The amounts accrued by the plan, as of December 31, 2015 and December 31, 2014, amount to:

Effect on profit or loss	12/31/2015 ThUS$	12/31/2014 ThUS$
Effect on profit or loss	829	(553)

2)	Average Share Price Spread

Plan characteristics

This compensation plan is also related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 27 of the Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. The payments dates, if any, will be January 1, 2016, 2017 and 2018.

241

10) FINANCIAL REPORTS

Note 16	Executive compensation plan (continued)

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, of US$23.48 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2015 and December 31, 2014 are the following:

Movement for the period	2015	2014
In effect as of January 1	390,000	450,000
Redundant workers	(45,000)	(75,000)
Granted during the fiscal year	60,000	15,000
In circulation	405,000	390,000
Average weighted contractual life	24 months	36 months
Executives	27	26

Note 17	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level by 1.2 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

242

10) FINANCIAL REPORTS

Note 17	Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2015	12/31/2014	Description (1)	Calculation (1)
Net Financial Debt MUS$	528,649	762,229	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.84	4.80	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.18	0.25	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	9.1%	13.2%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	13.4%	13.7%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.93	1.03	Total Liability on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records

The Company’s capital requirements change depending on variables such as work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of December 31, 2015 and December 31, 2014, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

243

10) FINANCIAL REPORTS

Note 17	Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2015		12/31/2014
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2015 and December 31, 2014, the Company has not placed any new issuances of shares on the market.

244

10) FINANCIAL REPORTS

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of December 31, 2015 and December 31, 2014, this caption comprises the following:

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Reserve for currency exchange conversion	(14,035)	(7,701)
Reserve for cash flow hedges	(1,699)	(1,881)
Reserve for actuarial gains or losses in defined benefit plans	(2,386)	(1,903)
Other reserves	(1,677)	(1,677)
Total other reserves	(19,797)	(13,162)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

For the domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2015 and 2014.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

245

10) FINANCIAL REPORTS

Note 17	Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2015 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2015.

-	Distribution and payment, if possible during 2015, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2015 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2015, which are reflected in the Company’s financial statements as of December 31, 2015.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2015 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2016.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2015 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned dividends policy corresponds to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such dividends policy is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

17.5	Provisional dividends

On November 17, 2015, the Company reported to the Chilean Superintendence of Securities and Insurance that the Company’s Board of Directors at the Ordinary meeting held today agreed to approve that the Company pays and distributes the provisional dividend referred to in the “Dividend Policy of SQM S.A. for Commercial Year 201”, which was reported at the Shareholders’ Annual Ordinary Meeting held on April 24, 2015.

Consequently, SQM will pay and distribute, starting on December 10, 2015, a provisional dividend of US$0.31915 per share that is equivalent to a total of approximately US$84,000,000 or 49.82889% of net profit for distribution for commercial year 2015, accumulated as of December 31, 2015. This will be made with a charge to profit for such commercial year in favor of the Shareholders registered with the Company’s Shareholders’ Register on the fifth business day prior to December 10, 2015 and in its equivalent amount in Chilean pesos converted at the “Observed U.S. dollar” or “U.S. dollar” exchange rate as published in the Official Gazette of December 3, 2015.

246

10) FINANCIAL REPORTS

Note 17 - Disclosures on equity (continued)

At the Fortieth General Ordinary Shareholders’ Meeting of April 24, 2015, the shareholders approved the payment of a final dividend of US$ 0.56304 per share from profit for the year 2014. Such final dividend amount is to be discounted the provisional dividend of US$ 0.41493 per share already paid. Accordingly, the remaining balance of US$ 0.14811 per share shall be paid and distributed in favor of the Company’s shareholders who are registered with the related Shareholders’ Record on the fifth business day prior to the day in which such dividend will be paid. Such amount, if applicable, will be paid in Chilean pesos in accordance with the “Observed U.S. dollar exchange rate” or “U.S. dollar exchange rate” as published in the Official Gazette on April 24, 2015.

At the ordinary Board of Directors’ Meeting of November 18, 2014, the directors unanimously agreed to pay and distribute a provisional dividend as contained in SQM’s “Dividend Policy for the Commercial Year 2014.”

It was agreed that beginning on December 12, 2014, SQM would pay and distribute a provisional dividend of US$0.41493 per share, which is equivalent to a total amount of approximately ThUS$102,208 or 50% of net profit for distribution in the commercial year 2014, accumulated as of December 31, 2014. This dividend is charged to profit for such the commercial year, in favor of the shareholders registered with SQM’s Shareholder’s Register on the fifth business day prior to December 12, 2014. It is paid in its equivalent amount in Chilean pesos per the “Observed U.S. dollar” exchange rate or “U.S. dollar” exchange rate, as published in the Official Gazette on December 5, 2014.

On July 7, 2014, at the Extraordinary Shareholders’ Meeting, the shareholders agreed to partially modify the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”. This was informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014 with the main purpose of incorporating in such “Policy” the payment of a possible dividend of ThCh$230,000 equivalent to US$0.87387 per share. This will be distributed during the course of 2014 with a charge to retained earnings and, if applicable, it will be paid in its equivalent amount in Chilean pesos per “Observed U.S. dollar” exchange rate or “U.S. dollar” exchange rate, as published in the Official Gazette on such date.

At the Extraordinary Meeting held on June 6, 2014, the following was agreed by simple majority:

1.	To partially amend the current “2014 Dividends Policy of Sociedad Química y Minera de Chile S.A.”, informed at the General Annual Ordinary Shareholders Meeting held on April 25, 2014, with the main purpose of incorporating in such “Policy” the payment of a possible dividend of ThCh$230,000 equivalent to US$0.87387 per share that will be distributed during 2014 and charged to the caption retained earnings.

2.	To call for an Extraordinary Shareholders’ Meeting on Monday July 7, 2014 at 10:00, to communicate and resolve the payment of the aforementioned dividend.

Dividends presented deducted from equity are:

	12/31/2015 ThUS$	12/31/2014 ThUS$
Dividends attributable to owners of the parent	-	114,487
Possible provisional dividend	85,945	230,000
Dividends payable	23,887	38,983
Total	109,832	383,470

247

10) FINANCIAL REPORTS

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	18,067	3,000	21,067	19,567	3,000	22,567
Provision for dismantling, restoration and rehabilitation cost	-	5,890	5,890	-	5,890	5,890
Other provisions	10,074	-	10,074	8,180	-	8,180
Total	28,141	8,890	37,031	27,747	8,890	36,637

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and the United States (see note 19.1).

248

10) FINANCIAL REPORTS

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	12/31/2015	12/31/2014
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	610	1,235
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	6,310	6,178
Provision for additional tax related to foreign loans	524	451
Provision for article No. 21 one-off tax, fines and value-added tax	1,449	-
Miscellaneous provisions	1,181	316
Total	10,074	8,180
Other long-term provisions
Mine closure	5,890	5,890
Total	5,890	5,890

18.3	Other non-financial liabilities, current

Description of other liabilities	12/31/2015	12/31/2014
	ThUS$	ThUS$
Tax withholdings	5,946	7,305
VAT payable	6,677	2,267
Guarantees received	748	746
Accrual for dividend	23,887	41,364
Monthly tax provisional payments	5,985	8,549
Deferred income	9,764	8,218
Withholdings from employees and salaries payable	3,459	3,764
Accrued vacations	13,171	17,369
Other current liabilities	329	428
Total	69,966	90,010

249

10) FINANCIAL REPORTS

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

	12/31/2015
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	22,567	-	5,890	8,180	36,637
Changes in provisions:
Additional provisions	-	16,327	8,500	-	-	11,361	36,188
Provision used	-	(16,327)	(10,000)	-	-	(9,111)	(35,438)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(356)	(356)
Total provisions, final balance	-	-	21,067	-	5,890	10,074	37,031

	12/31/2014
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	11,567	-	5,633	9,386	26,586
Changes in provisions:
Additional provisions	-	-	11,000	-	257	83	11,340
Provision used	-	-	-	-	-	(1,107)	(1,107)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(182)	(182)
Total provisions, final balance	-	-	22,567	-	5,890	8,180	36,637

250

10) FINANCIAL REPORTS

Note 18	Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and the United States).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

251

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for the lawsuits in which the probability that judgments are unfavorable for the Company is more likely than not. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz.
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their
Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Subpoena to hear the verdict.
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	The Jury rejected the lawsuit. The plaintiff files an appeal, the resolution of which is pending.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM North America Corporation
The lawsuit also was filed against Sociedad Química yMinera de Chile S.A. this lawsuit has not yet been notified to the Company.
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Processing suspended.
	Nominal value	:	Not possible to determine.

252

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court.
	Reason	:	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor.
	Status	:	Evidence.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Compensation claim for alleged civil liability under tort as a result of an explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers. Transactions performed with the families of five of such workers.
	Status	:	Evidentiary stage.
	Nominal value	:	ThUS$500.

6.	Plaintiff	:	Corporación de Fomento de la Producción (CORFO).
	Defendant	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
	Date	:	May 2014.
	Court	:	Arbitral court.
	Reason	:	Early termination of lease agreement entered into on November 12, 1993 maturing on December, 2030 -i- because of alleged noncompliance of the full payment of quarterly income related to certain products between 2009-2013 and -ii- and alleged lack of demarcation of certain mining properties owned by CORFO for which a demarcation was never required in such agreement, and in addition, compensation for damages, among other matters.
	Status	:	Evidence.
	Nominal value	:	ThUS$9,000.

7.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos S.A.
	Date	:	Octubre del año 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	Evidentiary stage.
	Nominal value	:	ThUS$ 835.

253

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

8.	Plaintiff	:	Mario Segundo Parada Neira.
	Defendant	:	SQM Nitratos S.A.
	Date	:	April 2015.
	Court	:	Labor Court of Antofagasta.
	Reason	:	Lawsuit seeking a compensation for damages alleging a professional disease that would have been contracted between January 2001 and February 2013.
	Status	:	Verdict against the Company for approximately ThUS$8,000. An appeal for voidance has been filed.
	Nominal value	:	ThUS$ 256.

9.	Plaintiff	:	Hugo Gutiérrez Gálvez.
	Defendant	:	Sociedad Química y Minera de Chile S.A. et al and Senators Jaime Orpis B. and Fulvio Rossi C.
	Date	:	July 2015.
	Court	:	8th Supervisory Court in Preliminary Proceedings of Santiago, Chile
	Reason	:	Alleged extortion–bribery and money laundering under Law No. 20.393 on the Legal Responsibility of Juridical Persons and other standards.
	Status	:	Initial filing.
	Nominal value	:	None.

10.	Plaintiff	:	Intercompany Union of Assembly, Construction, Mining, Commerce, Part-time and Other Employees (SINCOM).
	Defendant	:	Eulen Chile S.A., Komatsu Chile S.A., Salinas y Fabres S.A., Sodexho Chile S.A. and SQM Salar S.A.
	Date	:	September 2015.
	Court	:	Labor Court of Antofagasta.
	Reason	:	Seeking the collection of employee legal bonus.
	Status	:	Written reply to the original writ.
	Nominal value	:	ThUS$220.

11.	Plaintiff	:	Patricio Contesse G.
	Defendant	:	SQM S.A.
	Date	:	September 2015.
	Court	:	First Labor Court of Santiago.
	Reason	:	Seeking the payment of severance indemnities and other employment termination benefits.
	Status	:	Appeal against the resolution which rejected the lawsuit.
	Nominal value	:	ThUS$5,665.

254

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

12. Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff – Class Action – Class Period.
Defendant	:	Sociedad Química y Minera de Chile S.A.
Date	:	January 2016.
Court	:	United States District Court – Southern District of New York.
Reason	:	Class Actions – Class Period. SQM would have not reported properly to the US Securities and Exchange Commission on certain expenses made during certain years which could be associated with alleged contributions to politicians. Such expenses would not have the related supporting documentation for being substantiated as necessary to generate income and this would have generated the intervention by several Chilean Government authorities – the Chilean Superintendence of Securities and Insurance (SVS), the Chilean Internal Revenue Service and Public Ministry – and the decrease of the value of the shares –ADS’s of SQM owned by the plaintiffs.
Status	:	Filing of the class action.
Nominal value	:	Not determined.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

255

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and the issuance of bonuses in the local and international market require that the Company comply with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of December 31, 2015, the aforementioned financial indicators are as follows:

Indicator	12/31/2015	12/31/2014
Equity ThUS$	2,400,356	2,299,703
Net Financial Debt/ EBITDA	0.73	1.03
Indebtedness	0.93	1.03
SQM Industrial and SQM Salar debt / Current assets	0.01	0.02

Issuance contracts for bonuses issued abroad does not require that the Company merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or American laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) the Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

256

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that the subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from the commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 23,155 as of December 31, 2015 (ThUS$ 21,070 as of December 31, 2014).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQM Salar S.A. (SQMS) stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitrage stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lease payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT.

During May 2014, CORFO filed a lawsuit against SQMS requesting the early termination of the agreement and other requests explained in Note 19.1. Such lawsuit is currently being processed.

SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily.

In our legal advisors’ opinion, there are no legal grounds to early terminate the lease agreement as –i- noncompliance on which the lawsuit is based do not exist and, if any, -ii- these are not gross or essential or hinder the purpose of the agreement –iii- the company has never had the intention of deceiving and has always been fully transparent in providing the information delivered. On the contrary, the conflict solely corresponds to a discussion on the right formula to calculate the rent amount.

The total amount finally requested by CORFO was at least US$ 8,940,829 – plus interests and costs – and the arbitrage proceeding is close to the beginning of the evidentiary stage. CORFO and SQMS waived all recourses against the judgment provided by the arbitrator. However, it is not possible to discard the filing of a complaint appeal or an appeal in cassation alleging incompetence or ultra petita and indicating the jurisprudence of the courts of justice, considering that both recourses cannot be waived.

During the period ended December 31, 2015, income related to products from the Atacama saltpeter deposit represented a 37.78% of total comprehensive income of the Company for the same period. This corresponds to income considered in the Potassium and Lithium product business lines.

Additionally, during the same period, SQM Salar S.A. sold potassium salts (sylvinite) and wet potassium chloride for a total of ThUS$ 102,428 to SQM Industrial S.A., a subsidiary of SQM to be used as supplies in the production of potassium nitrate.

257

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.4	Tax contingency

During 2015, SQM and its subsidiaries SQM Salar and SQM Industrial have submitted to the Chilean IRS four tax amendments (two by SQM, one by SQM Salar and one by SQM Industrial).

The first two (one filed by SQM and another filed by SQM Salar), subsequent to being approved by the Chilean IRS generated payments of taxes, interests and other charges for ThUS$ 8,100, which was recorded in a provision in the results for the first quarter of 2015.

Additionally, during August 2015, the Company provided to the Chilean IRS for review and approval, the documentation required to amend the annual income tax returns of SQM and SQM Industrial. SQM believes that as a result of these amendments the Company will have to pay approximately US$1.4 million for the concept of taxes, interests and other charges, Such amount was recorded in a provision in the results for the second quarter of 2015.

Accordingly, SQM and its subsidiaries understand the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the commercial years 2008 to 2014 and which could be a matter of tax amendment.

Because of the aforementioned amendments, SQM, SQM Salar and SQM Industrial might be affected by additional penalty established in article 97 No. 4, first subparagraph of the Tax Code for an amount between 50% and 300% of taxes paid. The Company has currently not estimated making any provisions related to this possible additional penalty.

On August 28, 2015, the Chilean IRS sent to SQM a request for payment of taxes of US$8.7 million plus interests and fines related to the tax difference resulting from the application of articles 64 Bis and 64 Ter of the Chilean Income Tax Law. On September 9, 2015, SQM filed a Request for Voluntary Administrative Reconsideration with the Chilean IRS, which was not accepted. As a result, the Company paid the amounts as requested totaling US$14.6 million, and reserved its right to file a tax claim against the request for payment by the Chilean IRS with the Courts of Justice.

In the Company’s tax lawyers’ opinion, grounds exist to believe this case will be resolved in favor of the Company and, as such, no provisions have been made with respect to this case.

19.5	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with that established by the Chilean Superintendence of Healthcare which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2015, the guarantee amounts to ThUS$702.

258

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.5	Restricted or pledged cash, continued

SQM S.A. maintains funds with Morgan Stanley for margin call, which provide collateral for the exposure by the bank with respect to the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM SA has entered into to hedge a portion of the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$ 8,200 to Morgan Stanley, which will be released when one of the following conditions occurs:

1.	The market value of the Cross Currency Swap is lower than the sum delivered ThUS$ 8,200 and the collateral threshold ThUS$ 5,000.
2.	The Cross Currency Swap associated with the Series H Bond expires on January 5, 2018.

19.6	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$7,137 and ThUS$9,176 on December 31, 2015 and December 31, 2014 respectively; which is detailed as follows:

		12/31/2015	12/31/2014
Grantor	Relationship	ThUS$	ThUS$
Agrícola Lobert Ltda.	Unrelated third party	760	837
Agroc Patricio Bornand L. Eirl	Unrelated third party	322	363
Arena Fertilizantes y Semillas	Unrelated third party	211	-
Bernardo Guzman Schmidt	Unrelated third party	115	129
Comercial Agrosal Ltda.	Unrelated third party	-	108
Contador Frutos S.A.	Unrelated third party	1,443	1,623
Covepa SPA	Unrelated third party	780	1,633
Dante Hauri Gomez	Unrelated third party	-	109
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	115	129
Hortofruticola La Serena	Unrelated third party	267	301
Johannes Epple Davanzo	Unrelated third party	451	691
Juan Luis Gaete Chesta	Unrelated third party	227	266
Lemp Martin Julian	Unrelated third party	103	115
Neyib Farran Y Cia. Ltda.	Unrelated third party	-	124
Sebastian Urrutia Araya	Unrelated third party	-	117
Soc.Agr. Huifquenco Cia Ltda.	Unrelated third party	-	108
Soc. Agrocom. Julio Polanco	Unrelated third party	141	296
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Vicente Oyarce Castro	Unrelated third party	202	227
Total		7,137	9,176
Total

259

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.7	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2015 ThUS$	12/31/2014 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	50,137
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,137	40,117
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	20,010	40,012
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	20,052	40,084
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

260

10) FINANCIAL REPORTS

Note 20	Revenue

As of December 31, 2015 and 2014, revenue is detailed as follows:

	January to December
	2015	2014
Types of revenue	ThUS$	ThUS$

Sales of goods	1,721,064	2,006,452
Provision of services	7,268	7,762
Total	1,728,332	2,014,214

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2015 ThUS$	12/31/2014 ThUS$

Earnings (losses) attributable to owners of the parent	213,168	296,381

	12/31/2015 Units	12/31/2014 Units
Number of common shares in circulation	263,196,524	263,196,524

	12/31/2015	12/31/2014

Basic earnings per share (US$ per share)	0.8099	1.1261

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

261

10) FINANCIAL REPORTS

Note 22	Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2015, total interest expenses incurred amount to ThUS$69,853 (ThUS$63,373 as of December 31, 2014).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

22.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2015	12/31/2014

Capitalization rate of costs for capitalized interest, property, plant and equipment	5%	7%

Amount of costs for interest capitalized in ThUS$	4,666	7,732

262

10) FINANCIAL REPORTS

Note 23	Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2015 ThUS$	12/31/2014 ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(12,364)	(16,545)

Conversion foreign exchange reserves attributable to the owners of the controlling entity	(6,334)	(3,884)

Conversion foreign exchange reserves attributable to the non-controlling entity	(165)	(132)

b)	Reserves for foreign currency exchange differences:

As of December 31, 2015, and December 31, 2014, foreign currency exchange differences are detailed as follows:

Detail	12/31/2015 ThUS$	12/31/2014 ThUS$

Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(20)	-
Proinsa Ltda.	(15)	-
Comercial Agrorama Ltda.	(100)	(31)
Isapre Norte Grande Ltda.	(155)	(91)
Almacenes y Depósitos Ltda.	(31)	42
Sales de Magnesio Ltda.	(161)	2
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(9)	(8)
Agrorama S.A.	(35)	(30)
Doktor Tarsa	(8,305)	(5,076)
SQM Vitas Fzco	(2,245)	(1,084)
Ajay Europe	(1,731)	(809)
SQM Eastmed Turkey	(81)	(69)
Charlee SQM (Thailand) Co. Ltd.	(476)	(176)
Coromandel SQM India	(301)	(253)
SQM Italia SRL	(250)	(128)
SQM Oceania Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(123)	(123)
Abu Dhabi Fertilizers Industries WWL.	21	20
SQM Vitas Holland	(320)	(189)
SQM Thailand Limited	(68)	(68)
Total	(14,035)	(7,701)

263

10) FINANCIAL REPORTS

Note 23	Effect of fluctuations on foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-          The total revenues of these subsidiaries are associated with the local currency.

-          The commercialization cost structure of these companies is affected by the local currency.

-          The equities of these companies are expressed in local currency (Chilean peso).

Note 24	Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

264

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of December 31, 2015 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$12,560 and are detailed as follows:

265

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,683	12/31/2015
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	138	04/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,619	12/31/2015
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	3,174	12/31/2016
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	1	12/31/2015
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	48	12/31/2015
SQM Industrial S.A.	04-I0023 - Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	39	12/31/2015
SQM Industrial S.A.	04-J0033 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	392	12/31/2015
SQM Industrial S.A.	04-I0076 – NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	62	09/29/2016
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2015
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,579	12/31/2015
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2015
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	12/31/2015
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	154	12/31/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	19	12/31/2015
SQM S.A.	01-I0032 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Asset	Not classified	20	12/31/2016
SQM S.A.	01-I0042 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	41	12/31/2015
SQM S.A.	01-I0046 – Cultural Heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	15	03/31/2016

266

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2015, continued

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-IQWP - 01-J0011 - DIA expansion of NV mine site	Environmental processing	Expense	Not classified	19	04/02/2016
SQM S.A.	01-I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	5	12/31/2016
SQM S.A.	01-I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	133	01/01/2016
SQM S.A.	01-I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	363	03/31/2017
SQM S.A.	01-I0072 - Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	54	03/31/2017
SQM S.A.	01-I0073 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	6	07/31/2017
SQM S.A.	01-P0030 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	210	12/31/2015
SQM S.A.	01-P0035 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	12	01/31/2016
SQM Salar S.A.	LQDM – certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2015
SIT S.A.	TQQ5 – Environmental curtains, Field No.8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	12/31/2015
SIT S.A.	03-T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	11	12/31/2016
SIT S.A.	03-T0030 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	8	12/31/2015
Total					12,560

267

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	373	04/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	30	12/31/2016
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	290	12/31/2016
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	150	12/31/2016
SQM Industrial S.A.	04-J0041 – Coya Sur Field Disposal DIA	Environmental processing	Asset	Not classified	83	12/31/2016
SQM Salar S.A.	19-LQXW – White water	Environmental processing	Asset	Not classified	269	12/31/2016
SQM S.A.	01-I0032- Hazardous Materials Standardization	Sustainability	Asset	Not classified	80	12/31/2016
SQM S.A.	01-I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	130	03/31/2016
SQM S.A.	01-I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	10	12/31/2016
SQM S.A.	01-I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	01/01/2016
SQM S.A.	01-I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	658	03/31/2017
SQM S.A.	01-I0072 – 2015-2016 Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	248	03/31/2017
SQM S.A.	01-I0073 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	124	07/31/2017
Total					2,501

268

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2014

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,709	12/31/2014
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	31	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,512	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	26	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	17	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,708	12/01/2015
SQM Industrial S.A.	PQLV – Pedro de Valdivia mine site DIA	Environmental processing	Asset	Not classified	271	12/01/2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk Prevention	Expense	Not classified	22	12/31/2014
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	116	12/01/2014
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	47	12/31/2015
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2014
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,443	12/31/2014
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not classified	385	12/31/2014
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2014
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	518	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	344	04/01/2015
SQM S.A.	I0042 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	149	03/31/2015
SQM S.A.	01-I0046 – Cultural heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	15	03/31/2016
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2014
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	677	12/31/2015
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	55	12/31/2015
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk Prevention	Asset	Not classified	246	12/31/2014
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	06/30/2015
SIT S.A.	03-T0013 – Improvement of sewerage system, Villa Prat 2014	Sustainability: Environment and Risk Prevention	Expense	Not classified	115	12/31/2014
SIT S.A.	03-T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	106	12/31/2014
Total					13,267

269

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2014

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	402	12/01/2015
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	101	12/31/2015
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk Prevention	Expense	Not classified	12	12/31/2014
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk Prevention	Expense	Not classified	33	12/31/2014
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	596	12/01/2015
SQM Industrial S.A.	PQXM - Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	184	12/01/2014
SQM Industrial S.A.	J0006 – NPT III boiler gas scrubbing system	Sustainability: Environment and Risk Prevention	Asset	Not classified	250	03/31/2015
SQM Industrial S.A.	I0002 – Nueva Iris TAS	Sustainability and Environment	Asset	Not classified	13	12/31/2015
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	98	12/31/2015
SQM Industrial S.A.	04-I0023 – Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	35	03/31/2015
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	4	10/31/2014
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	209	04/01/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	41	04/01/2015
SQM S.A.	I0032- Hazardous Materials Standardization	Sustainability	Asset	Not classified	100	12/31/2015
SQM S.A.	I0042 - Mine Area equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	131	03/31/2015
SQM S.A.	01-I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	5	03/31/2016
SQM S.A.	01-IQWP - 01-J0011 - DIA Expansion of NV Mine Zone	Environmental processing	Expense	Not classified	22	04/02/2016
SQM Salar S.A.	LQI6 - EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	48	12/31/2015
SIT S.A.	TQQ5 - Environmental curtains Field No. 8	Sustainability: Environment and Risk Prevention	Expense	Not classified	9	06/30/2015
Total					2,293

270

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: Performing an analysis of the tank facilities (civil works, mechanical work, piping, electrical work and instruments) by a company specialized in liquid fuels and that is a Certifying Entity. After that, performance of the detail engineering and then implementation of the modifications required to normalize the TKs facilities and leave them in conditions to be declared and filed with the SEC. The budget of ThUS$123 only covers expenses related to the analysis and detail engineering. The project is in process.

I0002: The project involves a new waste water treatment plant, for the supervisor role area in the Iris campsite. The project is pending.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. This project is in process.

M0006: The project involves the enhancement of the bischofite layer in main streets of the town ME. This project is in process.

PPZU: The necessary actions to normalize and certify fuel tanks in the plants in Maria Elena, Coya Sur and Pedro de Valdivia were performed. This project is in process.

PQXM: Elaborate a project to enter into the Environmental Impact Assessment System (SEIA), with the intention of obtaining the environmental approval for the operation of Batteries in Pedro de Valdivia. This project is in process.

I0023: This project is aimed at acquiring leak detection equipment to ensure that evaporation ponds are not damaged and no solution is lost, avoiding the pollution of the environment. This project is in process.

J0033: This project contemplates improving the reliability and sustainability of industrial water and drinking water, mitigating uncontrolled water loss, making investments for the change in the distribution line to processing plants, investment in technological equipment and engineering studies; improving water adduction from the Loa and San Salvador rivers, complying with the ongoing controls by the Governmental Authorities (DGA (the General Directorate of Water and Seremi Salud (the Ministerial Regional Secretariat for Health). This project is in process.

I0076: Development of the Project for the exploitation of iodine in the northern area of Iquique. This project is in progress.

J0041: Preparation and Processing of the Environmental Impact Statement, for unauthorized disposal field areas and request a new area to build evaporation ponds. This project is currently in progress.

271

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

IPFT: The project considers the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is at the closure stage.

IQ1M: Implementing environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquíos zone that is in the Salar de Llamara water reservoir. The project is in the closure stage.

IQOW: Enabling a deposit in Humberstone Saltpeter to store material of heritage interest recovered in land campaigns of Project ZMNV (performed and to be performed). The project is in the closure stage.

IQWS: Implementation of heritage-related environmental commitments, to make available mining areas in 2013, required to develop the mining exploitation of the VPONV, in compliance with the commitments agreed through the Environmental Assessment System (SEA). The project is in process.

IQWP: This project consists of reclassifying geological resources measured. The project is in process.

IQX6: Implementation of environmental commitments of the Pampa Hermosa Project at Pampa del Tamarugal considered for the years 2013-2014. The project is in process.

IQXB: Implementation of environmental commitments of the Pampa Hermosa Project at Llamara Saltpeter deposit considered for the years 2013-2014. The project is in process.

I0032: Presenting departures from the standard currently in force with respect to storage of hazardous substances and provisions of SD 78/2010. This project is in process.

I0042: The project involves the implementation of equity measures under the Environmental Assessment for the mining area. It comprises the implementation of a fence in the exclusion and archaeological working area in the mining areas, required for the exploitation in 2014. This project is in process.

I0046: The project consists of the implementation of equity measures committed in the Environmental Assessment of the Pintados sector (geoglyphs and former railway station) and for the Sur Viejo sector the implementation of development activities and archeological works are contemplated. This project is in progress.

I0055: This project consists of changing gas extractors to increase air flows, changing SO2 absorption towers for prilling, extending the diameter of ducts; thereby guaranteeing an increase and sustaining the gas/liquid ratio. In order to decrease SO2 emissions require the installation of a scrubber unit (tower, pump, gas extractor and piping), the same concept developed at the ME Iodine SO2 plant. This project is in progress.

272

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

I0067: This stage of the project will allow identifying equity findings and other environmental commitments in addition to the performance of the basic engineering for the impulsion, electric line and crossing of Ruta 5 Norte highway. This project is in progress.

I0071: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Pampa del Tamarugal (Environmental Education Program, production of tamarugo plants, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, program for the investigation and support for the phytosanitary control of tamarugos). This project is in progress.

I0072: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Pampa del Tamarugal (Environmental Education Program, production of tamarugo plants, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, program for the investigation and support for the phytosanitary control of tamarugos). This project is in progress.

I0073: Installation in the iodine plant and warehouse of an iodine gas capturing that allows meeting the applicable standard. This is composed of: large volume capacity gas extractors, gas ducts designed with recommended speeds for the ventilation system, towers with packing to absorb iodine gases. This requires a conceptual engineering study, the development of IB and details for the acquisition and supply of equipment, assembly and start-up (iodine gas measurements). As committed with our mutual organization (Chilean Domestic Hygiene and Occupational Health Plan overseen by the Health Service), this project should be operating on April 30, 2016 (letter to the Regional Secretariat of the Health Ministry (SEREMI) of the Tarapaca Region dated July 14, 2014: Sanitary Resolution Ref: 2317). This project is in progress.

P0030: To reply to the indication by the Health Service, the Company must install a Scrubber tower in each plant, which will collect the residual SO2 from the plant chimneys. To perform this, the Company will install existing towers through which brine solutions will go through absorbing the SO2 found in the gaseous phase. This project is in progress.

P0035: The cultural, historical and local promotion, the dissemination of the saltpeter touristic amenities and the enhancement of tangible and intangible saltpeter equity. This project is in progress.

273

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM Salar S.A.

LQDM: Certification of the liquid fuel storage tanks. This project is in process.

LQXW: Increasing the availability of brine ponds. The greater capacity of water wells implies the possibility of re-injecting more water to the saltpeter deposit, resulting in an increase in brine extraction. The expense considered only includes environmental processing. The project is in process.

SIT S.A.

TQQ5: This project aims to contain emissions of particulate material to prevent contamination to adjacent communities. The project is in process.

T0008: This project consists of reducing pollution issues in the bulk loading process and increasing port safety. This project is in process.

T0030: An archeological salvage must be performed through excavations with stratigraphic control, with the purpose of recovering the remains of, at least, four funeral contexts noted in the profiles of trenches Nos. 9 and 11. In addition, it is necessary to collect the disturbed osseous remains, which, due to reasons unknown to us, are located in the current surface of the land where the trenches are located. This project is in process.

274

10) FINANCIAL REPORTS

Note 25	Other current and non-current non-financial assets

As of December 31, 2015, and December 31, 2014, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2015	12/31/2014
	ThUS$	ThUS$
Domestic Value Added Tax	16,112	15,149
Foreign Value Added Tax	7,795	7,388
Prepaid mining licenses	1,209	1,275
Prepaid insurance	6,536	7,916
Other prepayments	602	533
Refund of Value Added Tax to exporters	13,183	8,966
Impuesto específico a la minería pagado (en consignación)	14,565
Other assets	2,004	2,509
Total	62,006	43,736

Other non-financial assets, non-current	12/31/2015	12/31/2014
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	31,911	29,569
Guarantee deposits	496	682
Pension plan	27	647
Other assets	1,092	1,273
Total	33,526	32,171

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2015, and December 31, 2014:

Reconciliation	12/31/2015	12/31/2014
	ThUS$	ThUS$

Opening balance	29,569	33,388
Changes
Additions, other than business combinations	3,871	2,695
Depreciation and amortization	(2,287)	(2,092)
Increase (decrease) due to transfers and other charges	758	(4,422)
Total changes	2,342	(3,819)
Total	31,911	29,569

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

275

10) FINANCIAL REPORTS

Note 26	Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients
2.	Iodine and its derivatives
3.	Lithium and its derivatives
4.	Industrial chemicals
5.	Potassium
6.	Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities, profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

276

10) FINANCIAL REPORTS

Note 26	Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available. Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decisions making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

277

10) FINANCIAL REPORTS

Note 26	Operating segments (continued)

26.2	Operating segment disclosures:

12/31/2015
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter-segments amounts	Unallocated amounts	Total 12/31/2015
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332	1,728,332	-	-	1,728,332
Revenues from transactions with other operating segments of the same entity	137,944	389,172	139,575	347,168	407,903	289,157	1,710,919	1,710,919	(1,710,919)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	790,222	651,742	362,596	444,719	838,545	351,427	3,439,251	3,439,251	(1,710,919)	-	1,728,332

Costs of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	(1,185,583)	(1,185,583)	-	-	(1,185,583)
Administrative expenses	-	-	-	-	-	-	-	-	8,346	(95,176)	(86,830)
Interest expense	-	-	-	-	-	-	-	-	127,962	(197,815)	(69,853)
Depreciation and amortization expense	(105,545)	(42,249)	(25,044)	(16,312)	(69,513)	(12,758)	(271,421)	(271,421)	-	(316)	(271,737)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	10,326	10,326
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(83,766)	(83,766)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	(372,943)	131,291	301,098

Net income (loss) from continuing operations	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	(372,943)	47,525	217,332
Net income (loss) from discontinued operations
Net income (loss)	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	(372,943)	47,525	217,332

Assets	-	-	-	-	-	-	-	-	(5,864,550)	10,508,312	4,643,762
Equity-accounted investees	-	-	-	-	-	-	-	-	(2,962,709)	3,042,011	79,302
Increase of non-current assets	-	-	-	-	-	-	-	-		(203,806)	(203,806)
Liabilities	-	-	-	-	-	-	-	-	(2,586,562)	4,829,968	2,243,406
Impairment loss recognized in profit or loss	-	(200)	(317)	(3)	(3,049)	(373)	(3,939)	(3,939)	-	(39,804)	(43,743)
Reversal of impairment losses recognized in profit or loss for the period	2,751	-	-	1,285	-	-	4,036	4,036	-	-	4,036
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	427,317	427,317
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(69,805)	(69,805)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(180,343)	(180,343)

278

10) FINANCIAL REPORTS

Note 26	Operating segments (continued)

26.2	Operating segment disclosures, continued

12/31/2014
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter-segments amounts	Unallocated amounts	Total 12/31/2014
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	708,023	335,433	206,849	101,933	584,268	77,708	2,014,214	2,014,214	-	-	2,014,214
Revenues from transactions with other operating segments of the same entity	69,686	560,051	119,900	311,188	358,089	238,614	1,657,528	1,657,528	(1,657,528)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	777,709	895,484	326,749	413,121	942,357	316,322	3,671,742	3,671,742	(1,657,528)	-	2,014,214

Costs of sales	(564,151)	(196,535)	(118,432)	(60,451)	(423,488)	(68,185)	(1,431,242)	(1,431,242)	-	-	(1,431,242)
Administrative expenses	-	-	-	-	-	-	-	-	7,865	(104,397)	(96,532)
Interest expense	-	-	-	-	-	-	-	-	191,811	(255,184)	(63,373)
Depreciation and amortization expense	(97,037)	(33,805)	(20,371)	(10,399)	(72,842)	(11,726)	(246,180)	(246,180)	-	(5,111)	(251,291)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	(973)	19,089	18,116
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(108,382)	(108,382)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-
Income (loss) before taxes	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	371,535	412,152

Net income (loss) from continuing operations	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	263,153	303,770
Net income (loss) from discontinued operations
Net income (loss)	143,872	138,898	88,417	41,482	160,780	9,523	582,972	582,972	(542,355)	263,153	303,770

Assets	-	-	-	-	-	-	-	-	(7,142,103)	11,805,758	4,663,655
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,291,962)	3,367,740	75,778
Increase of non-current assets	-	-	-	-	-	-	-	-		(161,624)	(161,624)
Liabilities	-	-	-	-	-	-	-	-	(3,541,966)	5,905,918	2,363,952
Impairment loss recognized in profit or loss	-	-	(989)	-	(164)	(111)	(1,264)	(1,264)	-	(349)	(1,613)
Reversal of impairment losses recognized in profit or loss for the period	10,487	979	-	2,993	-	-	14,459	14,459			14,459
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	591,044	591,044
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(311,364)	(311,364)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(388,035)	(388,035)

279

10) FINANCIAL REPORTS

Note 26	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products

	12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	-	1,728,332
Cost of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	-	(1,185,583)

Gross profit	191,250	78,019	113,632	26,299	126,997	6,552	-	542,749

Other incomes by function	-	-	-	-	-	-	15,343	15,343
Administrative expenses	-	-	-	-	-	-	(86,830)	(86,830)
Other expenses by function	-	-	-	-	-	-	(113,603)	(113,603)
Other gains (losses)	-	-	-	-	-	-	3,760	3,760
Financial income	-	-	-	-	-	-	11,570	11,570
Financial costs	-	-	-	-	-	-	(69,853)	(69,853)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	10,326	10,326
Exchange differences	-	-	-	-	-	-	(12,364)	(12,364)
Profit (loss) before taxes	191,250	78,019	113,632	26,299	126,997	6,552	(241,651)	301,098
Income tax expense	-	-	-	-	-	-	(83,766)	(83,766)
Profit (loss) from continuing operations	191,250	78,019	113,632	26,299	126,997	6,552	(325,417)	217,332
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	191,250	78,019	113,632	26,299	126,997	6,552	(325,417)	217,332
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	213,168
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	4,164
Profit (loss)	-	-	-	-	-	-	-	217,332

280

10) FINANCIAL REPORTS

Note 26	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products, continued

	12/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	708,023	335,433	206,849	101,933	584,268	77,708	-	2,014,214
Cost of sales	(564,151)	(196,535)	(118,432)	(60,451)	(423,488)	(68,185)	-	(1,431,242)

Gross profit	134,872	138,898	88,417	41,482	160,780	9,523	-	582,972

Other incomes by function	-	-	-	-	-	-	24,055	24,055
Administrative expenses	-	-	-	-	-	-	(96,532)	(96,532)
Other expenses by function	-	-	-	-	-	-	(57,107)	(57,107)
Other gains (losses)	-	-	-	-	-	-	4,424	4,424
Financial income	-	-	-	-	-	-	16,142	16,142
Financial costs	-	-	-	-	-	-	(63,373)	(63,373)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	18,116	18,116
Exchange differences	-	-	-	-	-	-	(16,545)	(16,545)
Profit (loss) before taxes	143,872	138,898	88,417	41,482	160,780	9,523	(170,820)	412,152
Income tax expense	-	-	-	-	-	-	(108,382)	(108,382)
Profit (loss) from continuing operations	143,872	138,898	88,417	41,482	160,780	9,523	(279,202)	303,770
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	143,872	138,898	88,417	41,482	160,780	9,523	(279,202)	303,770
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	296,381
Profit (loss) attributable to the non-controlling interests	-	-	-	-	-	-	-	7,389
Profit (loss)	-	-	-	-	-	-	-	303,770

281

10) FINANCIAL REPORTS

Note 26	Operating segments (continued)

26.4	Revenue from transactions with other Company’s operating segments

12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332

12/31/2014
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	708,023	335,433	206,849	101,933	584,268	77,708	2,014,214

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

282

10) FINANCIAL REPORTS

Note 26	Operating segments (continued)

26.7	Segments by geographical areas as of December 31, 2015 and December 31, 2014

	12/31/2015
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	188,592	258,262	351,353	439,645	490,480	1,728,332
Investment accounted for under the equity method	1,535	-	23,410	12,913	41,444	79,302
Intangible assets other than goodwill	110,199	-	-	228	1	110,428
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,677,194	260	2,183	2,486	1,453	1,683,576
Investment property	-	-	-	-	-	-
Other non-current assets	33,384	116	-	26	-	33,526
Non-current assets	1,849,241	462	36,966	15,653	42,898	1,945,220

	12/31/2014
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	227,261	356,867	428,538	503,891	497,657	2,014,214
Investment accounted for under the equity method	1,159	-	25,588	13,530	35,501	75,778
Intangible assets other than goodwill	114,476	-	-	258	1	114,735
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,883,534	133	1,343	2,109	835	1,887,954
Investment property	-	-	-	-	-	-
Other non-current assets	31,354	170	-	647	-	32,171
Non-current assets	2,057,452	389	38,304	16,544	36,337	2,149,026

283

10) FINANCIAL REPORTS

Note 26	Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2015 and December 31, 2014:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Products	1,721,064	2,006,452
Services	7,268	7,762
Total	1,728,332	2,014,214

27.2	Cost of sales

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Raw material and supplies	(456,003)	(618,131)
Types of employee benefits expenses
Salaries and wages	(91,248)	(112,467)
Other short-term employee benefits	(33,700)	(28,884)
Termination benefit expenses	(3,876)	(8,307)
Total employee benefits expenses	(128,824)	(149,658)
Depreciation expense	(268,268)	(246,180)
Amortization expense	(3,469)	(2,181)
Operating leases	(83,929)	(94,511)
Maintenance and repair	(9,512)	(10,171)
Contractors	(46,774)	(66,091)
Operations transport	(48,986)	(61,119)
Freight and product transport costs	(31,052)	(41,415)
Packaging costs	(1,369)	(1,487)
Sales commissions	(7,742)	(8,887)
Port costs	(11,613)	(17,437)
CORFO right costs	(23,155)	(22,885)
Other expenses, by nature	(64,887)	(91,089)
Total	(1,185,583)	(1,431,242)

284

10) FINANCIAL REPORTS

Note 27	Gains ( losses ) from operating activities in the statement of income by function of expenses, included according to their nature, ( continued )

27.3	Other income

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Discounts obtained from suppliers	1,343	705
Compensation received and insurance claim recovery	39	2
Penalties charged to suppliers	73	255
Tax recoveries	12	40
Insurance recoveries	2,182	643
Excess in the provision for liabilities with 3rd parties	1,039	1,690
Excess in allowance for doubtful accounts	115	296
Sale of property, plant and equipment	8	39
Sale of materials, spare parts and supplies	1,358	1,241
Sale de scrap	-	69
Sale of mining concessions	-	13,000
Options on mining properties	2,261	921
Easements, ducts and roads	1,980	-
Non-conventional renewable energy	344	2,255
Reimbursement of mining patents	1,025	1,510
Miscellaneous services	405	-
Reimbursement from creditors	890	-
Other operating income	2,269	1,389
Total	15,343	24,055

27.4	Administrative expenses

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Employee benefit expenses by nature
Salaries and wages	(41,661)	(42,218)
Other short-term benefits to employees	(3,011)	(4,710)
Total employee benefit expenses	(44,672)	(46,928)
Amortization expense	(5)	-
Other expenses, by nature	(42,153)	(49,604)
Total	(86,830)	(96,532)

285

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.5	Other expenses by function

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Employee benefit expenses by nature
Depreciation and amortization expenses
Depreciation of stopped assets	(316)	(284)
Depreciation, residual value	-	(4,827)
Subtotal to date	(316)	(5,111)
Impairment loss (review of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(2,981)	(349)
Subtotal to date	(2,981)	(349)

Other expenses, by nature
Legal Expenses	(17,204)	(5,465)
Closure of site expenses (**)	(57,665)	(257)
Indemnities paid	(3,714)	-
VAT and other unrecoverable tax	(1,146)	(1,164)
Fines, interests and tax (*)	(4,648)	(162)
Advisory services	(15)	(2)
Provisions, investment plan expenses, materials and closing sales	(19,746)	(38,505)
Provision for arbitrage, Energy	3,500	(3,000)
Article No, 21 one-off tax, (*)	(5,793)	-
Donations rejected as tax credits	(1,350)	(1,514)
Other operating expenses	(2,525)	(1,578)
Subtotal to date	(110,306)	(51,647)
Total	(113,603)	(57,107)

(*)These balances consider payments of approximately ThUS$9,516 (see note 19.4) in taxes (Article No. 21 tax and value-added tax), interests and other charges by the Company to the Chilean IRS associated with the submission of amendments to income tax returns for the tax periods 2009 to 2014, resulting from the identification of expenses for which no sufficient supporting documentation existed to be considered as necessary to generate income, in accordance with current Chilean tax regulations for an approximate amount of ThUS$14,741.

(**) Relates to the closure of the Pedro de Valdivia mining site (see Note 34).

27.6	Other income (expenses)

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Adjustment of reversal of severance indemnity payments	3,575	-
Adjustment of Equity Method, prior year	182	(2,935)
Sale of investments in associates	-	5,000
Other gains (losses)	3	-
Profit (loss) for not being involved in capital contribution	-	2,359
Total	3,760	4,424

286

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature

	January to December
	2015	2014
	ThUS$	ThUS$

Raw material and supplies used	(456,003)	(618,131)

Types of employee benefits expenses

Salaries and wages	(132,909)	(154,685)
Other short-term employee benefits	(36,711)	(33,594)
Termination benefit expenses	(3,876)	(8,307)
Total employee benefit expenses	(173,496)	(196,586)
Depreciation and amortization expenses
Depreciation expense	(268,268)	(246,464)
Depreciation expense, residual value	-	(4,827)
Amortization expense	(3,469)	(2,181)
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	(39,804)	12,846
Operating leases	(83,929)	(94,511)
Maintenance and repair	(9,512)	(10,171)
Contractors	(46,774)	(66,091)
Operations transport	(48,986)	(61,119)
Freight and product transport costs	(31,052)	(41,415)
Packaging costs	(1,369)	(1,487)
Sales commissions	(7,742)	(8,887)
Port costs	(11,613)	(17,437)
Corfo rights	(23,155)	(22,885)
Other expenses, by nature	(180,844)	(205,535)

Total expenses, by nature	(1,386,016)	(1,584,881)

This table corresponds to the summary required by the Chilean Superintendence of Securities and Insurance (SVS) and considers notes 27.2; 27.4 and 27.5.

27.8	Finance expenses

	January to December
	2015	2014
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(932)	(931)
Interest expense from bonds	(66,456)	(61,714)
Interest expense from loans	(6,922)	(8,268)
Capitalized interest expenses	4,666	7,732
Other finance costs	(209)	(192)
Total	(69,853)	(63,373)

287

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2015 and December 31, 2014, are as follows:

28.1	Current tax assets

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	62,126	39,551
Monthly provisional payment Royalty	1,138	4,586
Monthly provisional income tax payments, foreign companies	1,178	2,093
Corporate tax credits (1)	830	1,729
Corporate tax absorbed by tax losses (2)	5	16
Total	65,277	47,975

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2015 and 2014.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31 No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (22.5%, 21%, 20% or 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

Tax payers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

288

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.2	Current tax liabilities

Current tax liabilities	12/31/2015	12/31/2014
	ThUS$	ThUS$
1st Category income tax	30,705	2,425
Foreign company income tax	21,090	26,539
Article 21 single tax	275	19
Total	52,070	28,983

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015 and a rate of 24% for 2016; beginning in 2017, the rate will range between 25% and 27% depending on the taxation system selected by the system, Attributed Income System or Partially-Integrated Taxation System.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI). Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

28.3	Tax earnings

As of December 31, 2015 and December 31, 2014, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12/31/2015 ThUS$	12/31/2014 ThUS$
Taxable profits with credit rights	1,254,859	1,160,329
Taxable profits without credit right	94,073	62,621
Taxable loss	9,947	7,396
Credit for shareholders	302,081	268,901

289

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or additional tax (that levies persons “not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

290

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences;

b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of December 31, 2015 are detailed as follows:

	Net position, assets		Net position, liabilities
	Assets	Liabilities	Assets	Liabilities
Description of deferred income tax assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	233,073
Doubtful accounts impairment	-	-	5,119	-
Accrued vacations	-	-	3,368	-
Manufacturing expenses	-	-	-	109,134
Unrealized gains (losses) from sales of products	-	-	87,440	-
Fair value of bonds	-	-	446	-
Severance indemnity	-	-	-	4,178
Hedging	-	-	11,876	-
Inventory of products, spare parts and supplies	1	-	29,473	-
Research and development expenses	-	-	-	7,981
Tax losses	-	-	1,522	-
Capitalized interest	-	-	-	3,133
Expenses in assumption of bank loans	-	-	-	3,651
Unaccrued interest	-	-	156	-
Fair value of property, plant and equipment	-	-	-	3,375
Employee benefits	-	-	1,920	-
Royalty deferred income taxes	-	-	-	6,410
Acquisition of intangible assets	-	-	-	-
Provision for lawsuits and legal expenses	-	-	7,357	-
Provision for investment plan	-	-	3,312	-
Provision of fines and crushing site closure	-	-	-	-
Other	160	-	-	445
Balance to date	161	-	151,989	371,380
Net balance	161	-	-	219,391

291

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2014 are detailed as follows

	Net position, assets		Net position, liabilities
	Assets	Liabilities	Assets	Liabilities
Description of deferred income tax assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	27	-	-	233,889
Doubtful accounts impairment	40	-	6,715	-
Accrued vacations	-	-	3,735	-
Manufacturing expenses	-	-	-	81,650
Unrealized gains (losses) from sales of products	-	-	83,355	-
Fair value of bonds	-	-	350	-
Severance indemnity	-	-	-	5,950
Hedging	-	-	5,512	-
Inventory of products, spare parts and supplies	49	-	24,583	-
Research and development expenses	-	-	-	4,285
Tax losses	-	-	715	-
Capitalized interest	-	-	-	26,904
Expenses in assumption of bank loans	-	-	-	4,011
Unaccrued interest	-	-	150	-
Fair value of property, plant and equipment	-	-	70	-
Employee benefits	-	-	2,450	-
Royalty deferred income taxes	-	-	-	7,791
Purchase of intangible assets	-	-	-	235
Provision for lawsuits and legal expenses	-	-	3,663	-
Provision for investment plan	-	-	8,946	-
Provision of fines and crushing site closure	-	-	1,654	-
Other	224	-	-	532
Balance to date	340	-	141,898	365,247
Net balance	340	-	-	223,349

292

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2015

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,862	(789)	-	(789)	233,073
Doubtful accounts impairment	(6,755)	1,636	-	1,636	(5,119)
Accrued vacations	(3,735)	367	-	367	(3,368)
Manufacturing expenses	81,650	27,484	-	27,484	109,134
Unrealized gains (losses) from sales of products	(83,355)	(4,085)	-	(4,085)	(87,440)
Fair value of bonds	(350)	-	(96)	(96)	(446)
Severance indemnity	5,950	(2,081)	309	(1,772)	4,178
Hedging	(5,512)	(6,364)	-	(6,364)	(11,878)
Inventory of products, spare parts and supplies	(24,632)	(4,842)	-	(4,842)	(29,474)
Research and development expenses	4,285	3,696	-	3,696	7,981
Capitalized interest	26,904	(23,771)	-	(23,771)	3,133
Expenses in assumption of bank loans	4,011	(360)	-	(360)	3,651
Unaccrued interest	(150)	(6)	-	(6)	(156)
Fair value of property, plant and equipment	(70)	3,445	-	3,445	3,375
Employee benefits	(2,450)	530	-	530	(1,920)
Royalty deferred income taxes	7,791	(1,381)	-	(1,381)	6,410
Unused tax losses	(715)	(807)	-	(807)	(1,522)
Purchase of intangible assets	235	(235)	-	(235)	-
Provision for lawsuits and legal expenses	(3,663)	(3,694)	-	(3,694)	(7,357)
Provision for investment plan	(8,946)	5,634	-	5,634	(3,312)
Provision of fines and crushing site closure	(1,654)	1,654	-	1,654	-
Other ID	308	(23)	-	(23)	285
Total temporary differences, losses and unused fiscal credits	223,009	(3,992)	213	(3,779)	219,230

293

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2014

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	162,378	18,037	53,447	71,484	233,862
Doubtful accounts impairment	(7,030)	2,534	(2,259)	275	(6,755)
Accrued vacations	(3,566)	239	(408)	(169)	(3,735)
Manufacturing expenses	66,759	6,630	8,261	14,891	81,650
Unrealized gains (losses) from sales of products	(84,711)	11,007	(9,651)	1,356	(83,355)
Fair value of bonds	(661)	-	311	311	(350)
Severance indemnity	4,628	(214)	1,536	1,322	5,950
Hedging	5,261	(11,038)	265	(10,773)	(5,512)
Inventory of products, spare parts and supplies	(20,829)	1,155	(4,958)	(3,803)	(24,632)
Research and development expenses	7,018	(2,808)	75	(2,733)	4,285
Capitalized interest	21,759	(2,032)	7,177	5,145	26,904
Expenses in assumption of bank loans	2,917	206	888	1,094	4,011
Unaccrued interest	(39)	(111)	-	(111)	(150)
Fair value of property, plant and equipment	603	(86)	(587)	(673)	(70)
Employee benefits	(381)	(1,901)	(168)	(2,069)	(2,450)
Royalty deferred income taxes	7,923	(132)	-	(132)	7,791
Unused tax losses	(468)	(247)	-	(247)	(715)
Purchase of intangible assets	235	-	-	-	235
Provision for lawsuits and legal expenses	(1,878)	(1,785)	-	(1,785)	(3,663)
Provision for investment plan	(4,225)	(2,532)	(2,189)	(4,721)	(8,946)
Provision of fines and crushing site closure	(1,600)	(54)	-	(54)	(1,654)
Other	(329)	(239)	876	637	308
Total temporary differences, losses and unused fiscal credits	153,764	16,629	52,616	69,245	223,009

During the period ended December 31, 2015 and December 31, 2014, the Company calculated and accounted for taxable income considering a rate of 22,5% and 21% respectively, in conformity with Law No. 20.780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018 for taxpayers who apply the “partially-integrated taxation system.” The maximum rate would be 25% starting from 2017 if the Company opts to use the “Attributed Income Taxation System.”

Such Law establishes that because SQM S.A. is openly-held shareholders’ corporations, in general the “Partially-integrated taxation system” is applicable, unless the Company opts to use the “Attributed Income Taxation System” as agreed by the shareholders at an Extraordinary Shareholders’ Meeting in the future.

294

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

With respect to deferred taxes, the Company considered the provisions of Circular No. 856 issued by the Chilean Superintendence of Securities and Insurance, which requires that differences associated with deferred tax assets and liabilities generated as direct effect of an increase in the corporate income tax rate, should be accounted for in the related period against equity. The amount charged to equity for such concept was ThUS$52,304.

d.5	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2015 and December 31, 2014, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$

Chile	1,522	715
Total	1,522	715

Tax losses as of December 31, 2015 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2015 and December 31, 2014 are as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(715)	(536)
Accrued vacations	29	29
Depreciation	(57)	(57)
Other	(19)	(19)
Balances to date	478	657

Tax losses mainly relate to the United States, and they expire in 20 years.

295

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.7	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2015 and December 31, 2014 are detailed as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	223,009	153,764
Increase (decrease) in deferred taxes in profit or loss	(3,992)	16,629
Increase (decrease) in deferred taxes in equity	213	52,616
Balances to date	219,230	223,009

d.8	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(89,869)	(94,796)
Adjustments to prior year current income tax	2,111	3,043
Current income tax expense, net, total	(87,758)	(91,753)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	3,992	(16,629)
Deferred tax expense, net, total	3,992	(16,629)
Tax expense (income)	(83,766)	(108,382)

296

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2015	12/31/2014
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(5,719)	(7,761)
Current income tax expense, domestic, net	(82,039)	(83,992)
Current income tax expense, net, total	(87,758)	(91,753)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(232)	(138)
Deferred tax expense, domestic, net	4,224	(16,491)
Deferred tax expense, net, total	3,992	(16,629)
Income tax expense	(83,766)	(108,382)

d.9	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

297

10) FINANCIAL REPORTS

Note 28 Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2015	12/31/2015	12/31/2015
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(174)	(309)	(483)
Cash flow hedge	86	96	182
Total	(88)	(213)	(301)

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	12/31/2014	12/31/2014	12/31/2014
	ThUS$	ThUS$	ThUS$
Cash flow hedge	1,638	(311)	1,327
Total	1,638	(311)	1,327

d.11	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

298

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	Income (expense)
	12/31/2015	12/31/2014
	ThUS$	ThUS$
Consolidated income before taxes	301,098	412,152
Income tax rate in force in Chile	22,5%	21%

Tax expense using the legal rate	(67,747)	(86,552)
Effect of royalty tax expense	(9,157)	(7,583)
Tax effect of non-taxable revenue	3,013	5,420
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(4,350)	(1,897)
Tax effect of tax rates supported abroad	1,572	(4,050)
Other tax effects from the reconciliation between the accounting income and tax expense (income)	(7,097)	(13,720)
Tax expense using the effective rate	(83,766)	(108,382)

d.12	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made. Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

299

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

300

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$
Current assets
Cash and cash equivalents	ARS	1	12
Cash and cash equivalents	BRL	8	29
Cash and cash equivalents	CLP	2,656	6,355
Cash and cash equivalents	CNY	272	769
Cash and cash equivalents	EUR	4,245	10,449
Cash and cash equivalents	GBP	-	5
Cash and cash equivalents	IDR	-	4
Cash and cash equivalents	INR	14	12
Cash and cash equivalents	MXN	1,439	736
Cash and cash equivalents	PEN	1	1
Cash and cash equivalents	THB	1	2,055
Cash and cash equivalents	YEN	1,690	1,701
Cash and cash equivalents	ZAR	4,123	4,046
Subtotal cash and cash equivalents		14,450	26,174
Other current financial assets	CLF	17,507	60,153
Other current financial assets	CLP	131,633	255,045
Subtotal other current financial assets		149,140	315,198
Other current non-financial assets	ARS	-	22
Other current non-financial assets	AUD	34	-
Other current non-financial assets	BRL	8	2
Other current non-financial assets	CLF	38	59
Other current non-financial assets	CLP	39,091	20,985
Other current non-financial assets	CNY	27	101
Other current non-financial assets	EUR	2,278	5,594
Other current non-financial assets	MXN	1,036	1,503
Other current non-financial assets	THB	8	42
Other current non-financial assets	YEN	29	-
Other current non-financial assets	ZAR	4,466	972
Subtotal other current non-financial assets		47,015	29,280
Trade and other receivables	BRL	19	29
Trade and other receivables	CLF	993	1,174
Trade and other receivables	CLP	76,748	80,240
Trade and other receivables	CNY	77	2,368
Trade and other receivables	EUR	38,797	24,496
Trade and other receivables	GBP	582	269
Trade and other receivables	MXN	425	322
Trade and other receivables	PEN	112	88
Trade and other receivables	THB	1,473	4,713
Trade and other receivables	ZAR	15,549	18,162
Trade and other receivables		134,775	131,861
Trade and other receivables	AED	-	379
Subtotal trade and other receivables	CLP	52	87
Receivables from related parties	EUR	604	1,360
Receivables from related parties	THB	1,112	1,506
Receivables from related parties	CNY	-	105
Receivables from related parties	YEN	193	206
Receivables from related parties	ZAR	-	3,771
Subtotal receivables from related parties		1,961	7,414
301

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$
Current tax assets	CLP	1,453	1,803
Current tax assets	EUR	177	68
Current tax assets	MXN	424	1,122
Current tax assets	PEN	8	253
Current tax assets	YEN	222	-
Subtotal current tax assets		2,284	3,246
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	39	39
Subtotal other non-current financial assets		59	59
Other non-current non-financial assets	BRL	116	170
Other non-current non-financial assets	CLP	536	727
Subtotal other non-current non-financial assets		652	897
Non-current right receivable	CLF	415	1,028
Non-current right receivable	CLP	467	1,016
Subtotal non-current rights receivable		882	2,044
Equity-accounted investees	AED	23,369	19,459
Equity-accounted investees	CLP	1,535	1,159
Equity-accounted investees	EUR	7,201	8,004
Equity-accounted investees	INR	962	754
Equity-accounted investees	THB	1,672	2,038
Equity-accounted investees	TRY	15,103	14,956
Subtotal equity-accounted investees		49,842	46,370
Intangible assets other than goodwill	CLP	284	402
Intangible assets other than goodwill	CNY	1	1
Subtotal intangible assets other than goodwill		285	403
Property, plant and equipment	CLP	4,089	4,240
Subtotal property, plant and equipment		4,089	4,240
Total non-current assets		55,809	54,013
Total assets		405,434	567,186

302

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2015			12/31/2014
Class of liability	Currency	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	4,423	5,610	10,033	4,822	6,329	11,151
Subtotal other current financial liabilities		4,423	5,610	10,033	4,822	6,329	11,151
Trade and other payables	BRL	38	-	38	52	-	52
Trade and other payables	CHF	-	-	-	1	-	1
Trade and other payables	CLP	48,707	-	48,707	67,326	3,163	70,489
Trade and other payables	CNY	-	-	-	2,622	-	2,622
Trade and other payables	EUR	8,591	-	8,591	10,442	-	10,442
Trade and other payables	GBP	55	-	55	14	-	14
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	76	-	76	20	-	20
Trade and other payables	PEN	11	-	11	6	-	6
Trade and other payables	ZAR	1,727	-	1,727	1,470	-	1,470
Subtotal trade and other payables		59,206	-	59,206	81,954	3,163	85,117
Other current provisions	BRL	9	-	9	524	13	537
Other current provisions	CLP	15	-	15	9	-	9
Other current provisions	EUR	5	-	5	6	-	6
Subtotal other current provisions		29	-	29	539	13	552
Current tax liabilities	CNY	-	2	2	-	-	-
Current tax liabilities	EUR	-	889	889	-	1,544	1,544
Current tax liabilities	MXN	-	24	24	-	896	896
Subtotal current tax liabilities		-	915	915	-	2,440	2,440
303

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2015			12/31/2014
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	3	-	3	18	-	18
Other current non-financial liabilities	CLP	4,684	6,556	11,240	5,557	2,158	7,715
Other current non-financial liabilities	CNY	28	-	28	-	-	-
Other current non-financial liabilities	EUR	1,143	-	1,143	546	-	546
Other current non-financial liabilities	MXN	394	31	425	1,479	62	1,541
Other current non-financial liabilities	AUD	-	-	-	70	-	70
Other current non-financial liabilities	PEN	70	-	70	-	-	-
Other current non-financial liabilities	THD	-	-	-	4	-	4
Other current non-financial liabilities	ZAR	13	-	13	37	-	37
Subtotal other current non-financial liabilities		6,335	6,587	12,922	7,711	2,220	9,931
Total current liabilities		69,993	13,112	83,105	95,026	14,165	109,191

304

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2015
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	41,485	5,413	5,413	5,413	228,083	285,807
Subtotal other non-current financial liabilities		41,485	5,413	5,413	5,413	228,083	285,807
Non-current provisions for employee benefits	CLP	-	-	-	-	539	539
Non-current provisions for employee benefits	MXN	-	-	-	-	100	100
Non-current provisions for employee benefits	YEN	-	-	-	-	495	495
Subtotal non-current provisions for employee benefits		-	-	-	-	1,134	1,134
Total non-current liabilities		41,485	5,413	5,413	5,413	229,217	286,941

	12/31/2014
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	6,088	46,524	6,088	6,088	262,761	327,549
Subtotal other non-current financial liabilities		6,088	46,524	6,088	6,088	262,761	327,549
Non-current provisions for employee benefits	CLP	-	-	-	-	1,793	1,793
Non-current provisions for employee benefits	MXN	-	-	-	-	115	115
Non-current provisions for employee benefits	YEN	-	-	-	-	449	449
Subtotal non-current provisions for employee benefits		-	-	-	-	2,357	2,357
Total non-current liabilities		6,088	46,524	6,088	6,088	265,118	329,906

305

10) FINANCIAL REPORTS

Note 30	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different than other mining businesses where the exploration process results in significant time), the exploration and process and the definition of the economic feasibility occurs normally within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should there be no technical and commercial feasibility. This results in having no significant expenditure that have no feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.	Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment. As of December 31, 2015 and December 31, 2014, the balance amounts to ThUS$10,135 and ThUS$ 28,401, respectively.

2.	Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets. As of December 31, 2015 and December 31, 2014, the balance amounts to ThUS$ 31,911 and ThUS$ 29,569 respectively.

3.	Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: As of December 31, 2015 and December 31, 2014, , the balance amounts to ThUS$520 and ThUS$2,352 respectively.

4.	Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material. As of December 31, 2015 and December 31, 2014, the balance amounts to ThUS$1,269 and ThUS$ 2,207, respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of December 31, 2015 ThUS$6,344, and correspond to non-metallic projects. Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others.

With respect to this expenditure, the Company has defined classifying it in accordance with IFRS 6.9:

For exploration expenditure where the mineral has low ore grade that is not economically exploitable, it is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption stain development and prospecting expenses and at the time of making the decision for exploiting the zone it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

306

10) FINANCIAL REPORTS

Note 31	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints related to the so-called “SQM Case”, which are associated with the irregular financing of politicians against a number of individuals, amongst others, the legal representatives of the Company Patricio de Sominihac T. – CEO – and Ricardo Ramos R. – Vice President of Finance–. Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts.

Likewise, during 2015 Oscar Gajardo S. filed several similar lawsuits against the Directors and Executives of ten major Chilean companies, including SQM, alleging undue appropriation incurred by making contributions regulated by the Law and the Chilean Electoral Service without the approval of their shareholders. Subsequently, Mr. Gajardo filed a new lawsuit against Patricio Contesse G. – former CEO of SQM – and Ricardo Ramos R. el al for the alleged perpetration of several crimes for the irregular financing of politicians to the detriment of SQM and its shareholders.

Additionally, during 2015 and within the context of the “SQM Case”, the Deputy of the Tarapacá Region of Chile Hugo Gutiérrez G. filed a lawsuit for alleged extortion-bribery and money laundering referred to in Law No. 20.393 on Legal Responsibility of Juridical Persons against SQM and its legal representative Patricio de Sominihac T. and Senators of the Tarapacá Region of Chile Jaime Orpis B. and Fulvio Rossi C.

Actions performed by the Authority

The Public Ministry and Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case” where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

307

10) FINANCIAL REPORTS

Note 31	Lawsuits and complaints, (continued)

Shearman & Sterling and ad-hoc Committee

At its Extraordinary Meeting of February 26, 2015, the Board of Directors formed an ad-hoc Committee (the Committee) starting April 24, 2015, composed of the Directors Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer (the latter acting as Chairman) to investigate and gather all the information necessary related to the “Penta case – specific SQM Case” to report upon performance of such activities to the Board of Directors the results, conclusions and recommendations resulting from its work. The Board of Directors delegated in the Committee the authority required to perform its duties and empowered it so that at its discretion engages all legal and accounting advisory required and other independent external advisory services as it deems appropriate and that upon performing its duties reports to the Board of Directors under the terms indicated above.

The Committee engaged the legal Advisory of the law firms Shearman & Sterling and Vial / Serrano, and the forensic services provided by the US company FTI (the “Advisors”) to conduct an investigation and analysis of the possible contingencies to which SQM may be exposed under the standards contained in the Foreign Corrupt Practices Act (FCPA) of the United States of America, which is applicable to the Company as the issuer of securities in the US market. Specifically, the investigation was focused on conducting an analysis of: (a) whether the Company had made any undue payment defined as a corrupt practice for FCPA purposes; and (b) whether the Company had not complied with the accounting regulations in accordance with that established in the FCPA.

On December 15, 2015, the Committee, together with the Advisors, reported to the Board of Directors the results, conclusions and recommendations resulting from their work. Likewise, on the same date, the Advisors reported such results, conclusions and recommendations to the Chilean Authorities and on January 7, 2016, they reported these to the US Regulators.

The main conclusions contained in the ad-hoc Committee Report are: (a) the Committee identified payments authorized by the former General Manager of SQM, Mr. Patricio Contesse G. with respect to which the Company found no sufficient supporting documentation; (b) no evidence was identified demonstrating that such payments were made with the purpose of inducing an public officer to act or refrain from acting with the purpose of helping SQM obtain economic benefits: (c) a conclusion was reached with respect to the cost center managed by the former General Manager of SQM Mr. Patricio Contesse G., that the Company’s accounting records did not accurately reflect the transactions challenged, notwithstanding the fact that, because of their amount, such transactions are below the materiality level defined by the Company’s external auditors determined in comparison to the volume of equity, sales, expenses or profits of SQM within the reported period; and that (d) SQM’s internal controls were not sufficient to monitor the expenses included in the cost center managed by the former General Manager of SQM and that the Company relied in the adequate use of the resources by Mr. P. Contesse G. ”

308

10) FINANCIAL REPORTS

Note 32	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of SQM for supposedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On September 30, 2015, the Company reported that the Chilean Superintendence of Securities and Insurance (SVS) has made its resolution to impose sanctions on Patricio Contesse Fica, Julio Ponce Lerou – former Company’s Directors–, Hernán Büchi Buc, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann –current Company’s Directors – for not having reported to the market, in March 2015, as an Essential event and in their role of Company’s Directors, on the expenses that SQM incurred during certain years, which did not have sufficient reporting documentation or might be considered to be unnecessary to generate income. The sanction imposed relates to a fine of UF 1,000 on each of the aforementioned individuals and a remedy can be sought with the Chilean Superintendence of Securities and Insurance (SVS) and courts of justice.

Note 33	Potential Arbitrage Proceeding for the Settlement Insurance Policy for Heavy Rains in the Atacama Saltpeter Deposit

On February 7 and 8, 2013, strong and unusual heavy rains occurred on the Atacama Saltpeter deposit in the Antofagasta Region of Chiloe affecting SQM’s facilities and resulting and damages in its roads, buildings, laboratories, evaporation ponds, equipment and other assets and loss of products-in-process and finished products.

On June 18, 2015. The insurance appraiser, SGC Transporte, issued the Final Settlement Report within the framework of the “Stock Throughput” insurance policy engaged by the Company with insurance company RSA, which, in summary indicated that the claim reported is covered by such policy and that total losses have been quantified as amounting to US$ 20.7 million.  RSA has rejected such Final Settlement Report issued by SGC Transporte.  SQM should require the payment of the amount from RSA in conformity with the procedure established in the aforementioned insurance policy.

Note 34	Closure of the Pedro de Valdivia Site

On September 22, 2015, the Company reported to the Chilean Superintendence of Securities and Insurance (SVS) that its Board of Directors opted to close the mining operations at the Pedro de Valdivia site and a portion of such site’s industrial operations. The larger part of this closure will occur at the end of November 2015 and the nitrate and iodine operations that will continue to generate production in the remaining industrial plants at the Pedro de Valdivia operation will amount to approximately one third of the current production volumes.

This decision has been made because the Company has continued to increase its production capacity of iodine and nitrate salts in its industrial mining operations at the Nueva Victoria site and has reduced its production costs to meet sales forecasts and increase its current worldwide market share in the iodine market.

The mining and industrial operations affected at the Pedro de Valdivia site have 713 of the Company’s employees. The Company has designed a set of actions with its employees including, among others, that such employees apply to continue working for SQM in the new duties for them, the different benefits associated with this, training and reinsertion programs, support during the transition period, Company’s dwelling units at María Elena for the employees that currently use those dwelling units with their families, payments higher than those considered in labor legislation, among others.

309

10) FINANCIAL REPORTS

Note 34	Closure of the Pedro de Valdivia Site (continued)

As of December 31, 2015, the effect on profit or loss of stopping operations are detailed as follows:

ThUS$
Property, plant and equipment	36,823
Constructions in progress	3,195
Total property, plant and equipment	40,018
Legal and voluntary severance indemnity payments	17,647
Total closure of the Pedro de Valdivia site	57,665

Note 35	Dividend Proposal and Cancellation of Dividend Proposal

On September 4, 2015, it has been reported that Sociedad de Inversiones Pampa Calichera S.A. (SIPCSA), owner of more than 10% of the voting-right shares issued of Sociedad Química y Minera de Chile S.A. (SQM), has requested to the latter that it summons the shareholders to an Extraordinary Shareholders’ Meeting to assess and resolve on “…paying to all the shareholders a provisional dividend with a charge to the SQM’s retained earnings from prior years of US$280,000,000 or such another amount as the shareholders freely determine for such purposes [and that such dividend is subsequently distributed and paid] within a term of 20 calendar days from the date of such Extraordinary Shareholders’ Meeting.”

The Company’s Board of Directors considered the request received from SIPCSA at their Extraordinary Meeting held today and, by virtue of that established in article 58 of Law No. 18.046 and article 101 of its Regulations, agreed to summon to such Extraordinary Shareholders’ Meeting of SQM for Friday, October 2, 2015.

On September 23, 2015, it has been reported to the Chilean Superintendence of Securities and Insurance (SVS) that Sociedad de Inversiones Pampa Calichera S.A. (SIPCSA), owner of more than 10% of the voting-right shares issued of Sociedad Química y Minera de Chile S.A. (SQM or the Company), has requested to the latter that it summons the shareholders to an Extraordinary Shareholders’ Meeting to assess and resolve on “paying to all the shareholders a provisional dividend with a charge to the SQM’s retained earnings from prior years of US$280,000,000 or such another amount as the shareholders freely determine for such purposes.”

By virtue of this, SQM -I- summoned the shareholders to such Extraordinary Shareholders’ Meeting for Friday, October 2, 2015 -II- reported with respect to such request and of such summoning through the Essential Event issued on September 4, 2015 -III- it also communicated this to its Shareholders, the Chilean Superintendence of Securities and Insurance (SVS), the US Securities and Exchange Commission, and the related Stock Exchanges through letters sent on September 14, 2015; and -IV- ordered the publication of the related “Notices of Performance of Shareholders’ Meeting” in the El Mercurio newspaper of Santiago, Chile, which such newspaper has already published in its editions of September 14 and 21, 2015.

On September 23, 2015, Sociedad Química y Minera de Chile S.A., reported that the Extraordinary Shareholders’ Meeting that had been summoned for October 2, 2015, was cancelled because the shareholder which requested summoning to such meeting withdrew such request.

310

10) FINANCIAL REPORTS

Note 36	Effects on Premises after the Rain Storms in the Tocopilla Zone

Subsequent to the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM reviewed the status of the railway that joints the Coya Sur location and Port of Tocopilla. The observation found certain damaged and weakened zones. Because of this, the train is currently not operating. Detailed studies are being conducted to determine the steps that should be followed.

Note 37	Events occurred after the reporting date

37.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2015 were approved and authorized for issuance by the Board of Directors at their meeting held on March 1, 2016.

37.2	Disclosures on events occurring after the reporting date

On January 29, 2016, SQM Industrial S.A. made a payment of ThUS$349, related to the difference for the concept of Article 21 of the Income Tax Law and value-added tax, based on the amendments to tax returns filed by SQM Industrial S.A. in August 2015.

On February 29, 2016, SQM S.A. made a payment of ThUS$1,250, related to the difference for the concept of Article 21 of the Income Tax Law and value-added tax based on the amendments to tax returns filed by the Company in August 2015.

Management is unaware of any other significant events occurred between December 31, 2015 and the date of issuance of these consolidated financial statements that may significantly affect them.

37.3	Detail of dividends declared after the reporting date

At the closing date of these financial statements, there are no dividends declared after the reporting date.

311

10) FINANCIAL REPORTS

Report of Accounting Inspectors

312

10) FINANCIAL REPORTS

Reasoned Analysis of the Financial Situation

Reasoned analysis of the consolidated financial statements for the year ended December 31, 2015 (in millions of U.S. dollars):

1.	Analysis of the Financial Statements

Balance Sheet
(US$ Millions)	As of Dec. 31,	As of Dec. 31,
	2015	2014

Total Current Assets	2,696.8	2,511.8
Cash and cash equivalents	527.3	354.6
Other current financial assets	636.3	670.6
Accounts receivable (1)	402.1	475.3
Inventory	1,003.8	919.6
Others	127.3	91.7

Total Non-current Assets	1,946.9	2,151.8
Other non-current financial assets	0.5	0.4
Investments in related companies	79.3	75.8
Property, plant and equipment	1,683.6	1,888.0
Other Non-current Assets	183.6	187.7

Total Assets	4,643.8	4,663.7

Total Current Liabilities	702.9	523.7
Short-term debt	402.0	213.2
Others	300.9	310.5

Total Long-Term Liabilities	1,540.5	1,840.3
Long-term debt	1,290.2	1,574.2
Others	250.3	266.0

Shareholders' Equity before Minority Interest	2,339.8	2,239.8

Minority Interest	60.6	59.9

Total Shareholders' Equity	2,400.4	2,299.7

Total Liabilities & Shareholders' Equity	4,643.8	4,663.7

Liquidity (2)	3.8	4.8

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

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10) FINANCIAL REPORTS

1.1	Analysis of the Consolidated Statement of Financial Position

As of December 31, 2015, the Company’s total assets amount to MUS$ 4,643.8, representing a decrease of nearly 0% compared to MUS$ 4,663.7 recorded as of December 31, 2014. Such difference is mainly because of the change in the following line-items:

Current assets increased by approximately 7%, from MUS$2,511.8 recorded at the end of the prior year to MUS$2,696.8 in the current period.

•	Cash and cash equivalents increased by MUS$ 172.7 (49%) closing as of December 31, 2015 amounting to MUS$ 527.3. The detail of this caption is disclosed in Note 7.
•	Other current financial assets decreased by MUS$ 34.3 (-5%) closing at December 31, 2015 amounting to MUS$ 636.3. The detail of the caption is disclosed in Note 10.
•	Accounts receivable decreased by MUS$ 73.2 (15%) closing at December 31, 2015 amounting to MUS$402.1. The detail of this caption is disclosed in Note 10.
•	Current inventories increased by MUS$84.2 (9%) closing at December 31, 2015 amounting to MUS$1.003.8. The detail of this caption is disclosed in Note 8.

Non-current assets decreased by approximately 10%, from MUS$ 2,151.8 recorded at the end of prior year, to MUS$ 1,946.9 for the current quarter.

•	Property, plant and equipment decreased by MUS$204.4 (11%), closing at December 31, 2015 amounting to MUS$ 1,683.6. The detail of this caption is disclosed in Note 14.

As of December 31, 2015, the Company’s total liabilities amount to MUS$ 2,243.4, representing a decrease of approximately -5% compared to MUS$ 2,364.0 recorded at December 31, 2014. Such difference is mainly generated by changes in the followi9ng captions:

Current liabilities increased by approximately 34%, from MUS$523.7 recorded at the end of December of the prior year to MUS$702.9 for the current quarter.

•	Other current financial liabilities increased by MUS$ 188.8 (89%) closing at December 31, 2015 amounting to MUS$ 402.0. The detail of this caption is disclosed in Note 10.
•	Other current non-financial liabilities decreased by MUS$ 9.6 (-3%) closing at December 31, 2015 amounting to MUS$ 300.9. The detail of this caption is disclosed in Note 18.

Non-current liabilities decreased by approximately 16%, from MUS$1,840.3 recorded at the end of the prior year, to MUS$1,540.5 for the current quarter.

•	Other non-current financial liabilities decreased by MUS$ 284.0 (18%) closing at December 31, 2015 amounting to MUS$ 1,290.2.

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the comprehensive, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB). Should there be any discrepancies between IFRS and the instructions issued by the Chilean Superintendence of Securities and Insurance (SVS) the latter shall prevail. At December 31, 2015, the only instruction which contravenes IFRS refers to the particular recognition on effects on deferred taxes.

These consolidated financial statements fairly reflect the Company’s equity and financial position and the results of its operations, changes in in the statement of income and expenses recognized and cash flows, which have occurred in the year then ended.

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10) FINANCIAL REPORTS

The valuation of the main assets and liabilities has been performed as follows:

Inventories: The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density and humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

Property, plant and equipment: Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation and impairment losses that they have experienced.

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10) FINANCIAL REPORTS

1.1	Consolidated Statement of Comprehensive Income

Income Statement

			For the twelve months ended
(US$ Millions)	For the 4th quarter		Dec. 31,
	2015	2014	2015	2014

Revenues	411.3	491.4	1,728.3	2,014.2

Specialty Plant Nutrition (1)	148.8	174.2	651.2	708.0
Iodine and Iodine Derivatives	63.3	72.4	262.6	335.4
Lithium and Lithium Derivatives	63.0	52.4	223.0	206.8
Industrial Chemicals	17.8	18.9	97.1	101.9
Potassium Chloride & Potassium Sulfate	96.4	149.3	430.2	584.3
Other Income	22.1	24.2	64.3	77.7

Cost of Goods Sold	(222.5)	(281.3)	(917.3)	(1,179.9)
Depreciation and Amortization (2)	(70.9)	(69.7)	(268.3)	(251.3)

Gross Margin	118.0	140.4	542.7	583.0

Administrative Expenses	(22.9)	(28.7)	(86.8)	(96.5)
Financial Expenses	(17.8)	(17.7)	(69.9)	(63.4)
Financial Income	3.0	4.5	11.6	16.1
Exchange Difference	(2.5)	(4.5)	(12.4)	(16.5)
Other	(11.9)	8.4	(84.2)	(10.5)

Income Before Taxes	65.8	102.4	301.1	412.2

Income Tax	(19.2)	(21.3)	(83.8)	(108.4)

Net Income before minority interest	46.6	81.0	217.3	303.8

Minority Interest	(2.0)	(3.1)	(4.2)	(7.4)

Net Income	44.6	78.0	213.2	296.4
Net Income per Share (US$)	0.17	0.30	0.81	1.13

(1) Includes other specialty fertilizers

(2) Does not include depreciation related to fixed assets that will stop operating at the Pedro de Valdivia facility.

This amount (US$36.8 million) is recognized under "Other".

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10) FINANCIAL REPORTS

1.2.1 Analysis by business area and market variances

Specialty Plant Nutrition

Revenues from the SPN business line for the twelve months ended December 31, 2015 totaled US$651.2 million, a decrease of 8.0% compared to $708.0 million reported for the twelve months ended December 31, 2014.

Fourth quarter 2015 revenues reached US$148.8 million, 14.6% lower than the US$174.2 million reported in the fourth quarter of 2014.

We sell various products within the SPN business line; most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our recent strategy in this business line has been to focus primarily on the water soluble fertilizer market, which in general yields higher margins and has more growth potential. While sales volumes in field fertilizer market decreased in 2015 when compared to 2014, our sales volumes in the water soluble fertilizer market increased. The water soluble fertilizer market saw demand growth in 2015, and our sales volumes of water soluble fertilizers increased accordingly, approximately 5%.

Average prices in the specialty plant nutrition business line were slightly lower in 2015 compared to 2014, totaling US$784/MT. We expect average prices will likely be lower in 2016 than in 2015.

Gross profit for the SPN segment accounted for approximately 35% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2015 were US$262.6 million, a decrease of 21.7% compared to US$335.4 million generated for the twelve months ended December 31, 2014.

Revenues from sales of iodine and derivatives for the fourth quarter of 2015 amounted to US$63.3 million, a decrease of 12.5% compared to US$72.4 million achieved during the fourth quarter of 2014.

In the iodine market, we saw global demand growth of more than 4% during 2015, and our sales volumes in this business line increased by approximately 6% compared to 2014. Demand growth was led by uses related to X-Ray contrast media, LCD and the polymer industry. We expect world iodine demand growth of around 2% in 2016, and look forward to increasing our sales volumes again this year.

Prices during 2015 continued to see downward pressure; our average price for the year was US$28/kilogram, a decrease of over 26% compared to 2014. Prices will remain an area of concern in this market, and we expect some further price deterioration in 2016; prices today are around US$25/kilogram. This will continue to have a major impact on our margins in this business line. We believe we are the lowest cost producer of iodine, and following the restructuring of our iodine production facilities in 2015, the vast majority of our production capacity is coming from our most efficient plant in Nueva Victoria.

Gross profit for the Iodine and Derivatives segment accounted for approximately 14% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

317

10) FINANCIAL REPORTS

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$223.0 million during the twelve months ended December 31, 2015, an increase of 7.8% compared to the US$206.8 million for the twelve months ended December 31, 2014.

Lithium and derivatives revenues increased 20.1% during the fourth quarter of 2015 compared to the fourth quarter of 2014. Total revenues amounted to US$63.0 million during the fourth quarter of 2015, compared to US$52.4 million in the fourth quarter of 2014.

World demand in the lithium market continued to grow at robust levels in 2015, around 5%, and we believe demand growth in 2016 could be significantly higher. This demand growth is led by uses related to batteries. In 2015, batteries accounted for almost 50% of the total lithium market, including electric cars. New lithium supply was delayed in 2015, and only a minimal amount was brought to the market; we expect new supply from other players during 2016.

Prices in this business line increased significantly in 2015, when average prices were just over 10% higher than average prices seen in 2014. In the near term, we expect this pricing trend to continue. Our sales volumes in 2015 decreased a slight 2.1% compared to sales volumes seen in 2014, but we expect higher sales volumes in 2016.

Gross profit for the Lithium and Derivatives segment accounted for approximately 21% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for 2015 totaled US$430.2 million, a 26.4% decrease compared to the US$584.3 million reported for the twelve months ended December 31, 2014.

Potassium chloride and potassium sulfate revenues decreased 35.4% in the fourth quarter of 2015, totaling US$96.4 million compared to the US$149.3 million reported for the fourth quarter of 2014.

The potassium chloride market saw weaker global demand in 2015 when compared to 2014. We hope to see some demand recovery in 2016.

The main concern in this market is the significant decrease in prices that we have seen in the last few quarters. Our average price in this business line, including both potassium chloride and potassium sulfate, was US$346/MT, a decrease of 7.7% compared to average prices seen in 2014 and average prices in the fourth quarter 2015 were over 27% lower than prices seen during the fourth quarter 2014. We hope to have more visibility in the market once annual negotiations between the bigger potassium chloride suppliers and customers in China have concluded. We expect average prices in this business line in 2016 to be lower than average prices in 2015.

Our sales volumes in this business line decreased 20% in 2015 compared to 2014; this was a direct result of delays during the first half of 2015. We expect our sales volumes in this business line to increase in 2016, returning to levels similar to those reported during 2014.

Gross profit for the potassium chloride and potassium sulfate segment accounted for approximately 23% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

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10) FINANCIAL REPORTS

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2015 reached US$97.1 million, a 4.7% decrease compared to US$101.9 million for the twelve months ended December 31, 2014.

Revenues for the fourth quarter of 2015 totaled US$17.8 million, a decrease of 5.8% compared to US$18.9 million for the fourth quarter of 2014.

Industrial chemical demand for traditional applications remained relatively stable in 2015 when compared to 2014. Solar salt sales volumes for the year reached just over 37,000 metric tons, an increase of over 65% when compared to 2014. We previously mentioned that we expected 2015 solar salt sales to total approximately 75,000 MT. However, as a result in a delay in sales, volumes have been postponed from 2015 to 2016. Prospects in the solar salt market remain positive, and we expect to see sales volumes of over 70,000 in 2016 related to this product.

Gross profit for the Industrial Chemicals segment accounted for approximately 4% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$64.3 million for the twelve months ended December 31, 2015, a decrease compared to US$77.7 million for the twelve months ended December 31, 2014.

Financial Information

Capital Expenditures

For 2015, capital expenditure reached approximately US$111 million, primarily related to:

•	Optimization of the potassium nitrate facilities
•	Construction of new ponds in the Salar de Atacama related to potassium production
•	Increasing iodine and nitrate production in Nueva Victoria
•	Maintenance across all production units in order to ensure fulfillment of production targets, specifically at the port and the potassium nitrate facilities.

For 2016, we expect capital expenditures to reach approximately US$150 million.

Administrative Expenses

Administrative expenses totaled US$86.8 million (5.0% of revenues) for the twelve months ended December 31, 2015, compared to US$96.5 million (4.8% of revenues) for the twelve months ended December 31, 2014.

Financial Indicators

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2015 were US$58.3 million, compared to US$47.2 million for the twelve months ended December 31, 2014.

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10) FINANCIAL REPORTS

Income Tax Expense

For the twelve months ended December 31, 2015, the income tax expense reached US$83.8 million, representing an effective tax rate of 27.8%, compared to an income tax expense of US$108.4 million during the twelve months ended December 31, 2014. The Chilean corporate tax rate was 21% during 2014 and was increased to 22.5% during 2015.

Other

The EBITDA margin was approximately 42% for the twelve months ended December, 31 2015. EBITDA margin for the twelve months ended December 31, 2014 were approximately 37%. The Company’s EBITDA margin for the fourth quarter of 2015 was approximately 40%.

Other expenses for the year include US$57.7 million related to the restructuring of Pedro de Valdivia, including depreciation and severance expenses.

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10) FINANCIAL REPORTS

2. Financial ratios

Liquidity ratios		12-31-2015	12-31-2014
Current liquidity	Times	3.84	4.80	Current assets
				Current liabilities
Acid test	Times	2.41	3.04	(Current assets – Inventories)
				Current liabilities

Indebtedness ratios		12-31-2015	12-31-2014
Indebtedness ratio	%	96	106	Liabilities
				Equity attributable to owners of the Parent
Short-term debt to total debt ratio	%	31.3	22.2	Current liabilities
				Total debt
Long-term debt to total debt ratio	%	68.7	77.8	Non-current liabilities
				Total debt

Activity ratios		12-31-2015	12-31-2014
Total assets	MUS$	4,644	4,664
Inventory turnover	Times	1.18	1.56	g
				Inventories
Inventory permanence	Days	305	231	360 days
				Inventory turnover

Profitability ratios		12-31-2015	12-31-2014
Earnings per share	Times	0.83	1.15	Net profit (loss) LTM
				Shares subscribed
Return on equity	%	9.1	13.2	Net profit (loss) LTM
				Equity
Return on assets	%	13.4	13.7	Net profit (loss) LTM
				Assets

3. Analysis of the Statement of Cash Flows

The detail of the main components of cash flows as of December 31, 2015 and 2014 is as follows:

Statement of cash flows	12/31/2015 ThUS$	12/31/2014 ThUS$

Net cash flows from (used in) operating activities	427,317	591,044
Net cash flows from (used in) investing activities	(69,805)	(311,364)
Net cash flows from (used in) financing activities	(180,343)	(388,035)
Effects of changes in exchange rates on cash and cash equivalents	(4,476)	(13,701)
Cash and cash equivalents at the beginning of the period	354,566	476,622

Cash and cash equivalents at the end of the period	527,259	354,566

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10) FINANCIAL REPORTS

4. Market risk analysis

Interest rate: As of December 31, 2015, the Company’s financial liabilities, current and non-current that accrue interest amount to MUS$1,692.23 and include the following types of financing:

i.	Bank borrowings accruing current interest, at a variable (LIBOR) interest rate plus a spread (considering principal owed only): bilateral borrowings of MUS$ 177.
ii.	Bank borrowings that accrue non-current interest (considering principal owed only): a bilateral borrowing of MUS$140 with a variable (LIBOR) interest rate.
iii.	Unsecured obligations that accrue interest, current and non-current (considering principal owed only): a bond denominated in U.S. dollars of MUS$300 with a fixed interest rate of 3.625%, a bond denominated in U.S. dollars of MUS$ 250 with a fixed interest rate of 5.5%, a bond denominated in U.S. dollars of MUS$ 250 with a fixed interest rate of 4.375%, a bond denominated in U.S. dollars of MUS$ 200 with a fixed interest rate of 6.125%; a bond denominated in UF for an amount equivalent to MUS$ 59.5 at a fixed interest rate in U.S. dollars, through a Cross Currency Swap of 5.84%; a bond denominated in UF for the amount equivalent to MUS$ 144.4 at a fixed interest rate in U.S. dollars, through a Cross Currency Swap of 4.03%; a bond denominated in UF for an amount equivalent to MUS$ 36.1 at a fixed interest rate in U.S. dollars, through a Cross Currency Swap of 2.9%; and a bond denominated in UF for an amount equivalent to MUS$ 54.1 at a fixed interest rate in U.S. dollars, through a Cross Currency Swap of 3.56%.

Despite the fact that approximately 18% of financial obligations dollarized are at variable rates, approximately 15% are subject to variations and risks inherent to international interest rates, in particular the LIBOR rate.

As of December 31, 2015, the Company recorded MUS$ 402.03 within other current financial liabilities and MUS$ 1,290.20 within other non-current financial liabilities.

Exchange rate: SQM’s main economic environment operates in U.S. dollars. However, because of the Company’s internationalization, the Company operates in different countries which generate exposure to changes in exchange rates for the different currencies with respect to U.S. dollar. Accordingly, SQM has hedging contracts to mitigate the exposure generated by its main mismatches (assets net of liabilities) in currencies other than U.S. dollar against the variation in the exchange rate, updating such contracts on a weekly basis depending on the quantity of assets and liabilities necessary to hedge in currencies other than U.S. dollar.

To ensure the difference between its assets and liabilities, as of December 31, 2015, the Company had the following derivative contracts (as the sum of the absolute value of their notional values): MUS $90.0 in Chilean peso/U.S. dollar derivative contracts, MUS$33.9 in Euro/U.S. dollar derivative contracts, MUS$22.1 in South African rand/U.S. dollar and MUS$10.1 in other currencies.

In addition, the Company had MUS$148.4 in derivative contracts to hedge its investments in term deposits in Chilean pesos and MUS$20.1 in derivative contracts to hedge investments in term deposits denominated in UF.

To hedge its expected net cash flows in Chilean pesos related to the businesses associated with the trading of fertilizers in Chile, the Company did not maintain any Chilean peso/U.S. dollar derivative contract as of December 31, 2015. To hedge its expected net cash flows in Euros the Company did not maintain any Euro/U.S. dollar derivative contracts as of December 31, 2015.

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10) FINANCIAL REPORTS

Commodity prices: The main commodities the Company uses are oil (petroleum) as fuel and in all its forms. Currently, the Company has no hedging contracts hedging international changes in prices. However, the Company has long-term contracts for energy supply.

As indicated in the Company’s Annual Report, markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

Note 4 of the Consolidated Financial Statements as of December 31, 2015 includes a detailed analysis of risks associated with the Company’s businesses.

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10) FINANCIAL REPORTS

10) b) SUMMARY FINANCIAL STATEMENTS

The summary consolidated or individual financial statements of all companies mentioned in SVS General Rule No. 346, Section I, No. 2.1, Letter a.4.2 are provided below. The complete financial statements of such companies are available to the public in our offices and at the offices of the SVS.

SQM Potasio S.A. and Subsidiaries: Summary Financial Statements

Summary Consolidated Classified Statements of Financial Position

Assets	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$
Current assets
Cash and cash equivalents	81,569	130,883
Trade receivables due from related parties, current	454,442	430,697
Current inventories	201,129	195,044
Other current assets	78,637	67,283
Total current assets	815,777	823,907

Non-current assets
Property, plant and equipment	881,951	951,669
Other non-current assets	81,034	83,254
Total non-current assets	962,985	1,034,923
Total assets	1,778,762	1,858,830

Liabilities and Equity

Liabilities
Current liabilities
Other current financial liabilities	100,640	112,226
Trade payables due to related parties, current	343,300	160,503
Other current liabilities	75,194	67,772
Total current liabilities	519,134	340,501

Non-current liabilities
Deferred tax liabilities	202,735	182,550
Other non-current liabilities	1,842	82,511
Total non-current liabilities	204,577	265,061
Total liabilities	723,711	605,562

Equity
Equity attributable to owners of the Parent	902,886	1,077,367
Non-controlling interests	152,165	175,901
Total equity	1,055,051	1,253,268
Total liabilities and equity	1,778,762	1,858,830

324

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries: Summary Financial Statements

Summary Consolidated Statements of Income by Function

	January to december
	2015	2014
	ThUS$	ThUS$
Revenue	774,881	775,819
Cost of sales	(459,961)	(514,118)
Gross profit	314,920	261,701
Profit (loss) from operating activities	308,255	258,989
Profit (loss) before taxes	308,726	259,472
Income tax expense, continuing operations	(89,135)	(61,629)

Profit for the year	219,591	197,843
Profit attributable to

Owners of the Parent	184,315	166,673
Non-controlling interests	35,276	31,170
Profit for the year	219,591	197,843

Earnings per share
Common shares
Basic earnings per share (US$ per share)	0.1828	0.1654
Basic earnings per share (US$ per share) from continuing operations	0.1828	0.1654
Diluted common shares
Diluted earnings per share (US$ per share)	0.1828	0.1654
Diluted earnings per share (US$ per share) from continuing operations	0.1828	0.1654

Summary Consolidated Statements of Comprehensive Income

	January to december
	2015	2014
	ThUS$	ThUS$
Profit for the year	219,591	197,843
Other comprehensive income	213	(6,476)
Total comprehensive income	219,804	191,367
Comprehensive income attributable to
Owners of the Parent	184,534	167,020
Non-controlling interests	35,270	24,347
Total comprehensive income	219,804	191,367

325

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries: Summary Financial Statements

Summary Consolidated Statements of Cash Flows

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	466,118	304,173
Net cash generated from (used in) investing activities	(45,841)	(35,360)

Net cash generated from (used in) financing activities	(468,286)	(320,117)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(48,009)	(51,304)
Effects of exchange rate fluctuations on cash held	(1,305)	(1,375)
Net (decrease) increase in cash and cash equivalents	(49,314)	(52,679)
Cash and cash equivalents at beginning of period	130,883	183,562

Cash and cash equivalents at end of period	81,569	130,883

326

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries: Summary Financial Statements

Summary Consolidated Statements of changes in Equity

2015	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	257,010	7,838	812,519	1,077,367	175,901	1,253,268
Profit for the year	-	-	184,315	184,315	35,276	219,591
Other comprehensive income	-	219	-	219	(6)	213
Comprehensive income	-	219	184,315	184,534	35,270	219,804
Dividends	-	-	(359,015)	(359,015)	(59,006)	(418,021)
Equity As of December 31, 2015	257,010	8,057	637,819	902,886	152,165	1,055,051

2014	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	257,010	7,491	875,375	1,139,876	183,627	1,323,503
Profit for the year	-	-	166,673	166,673	31,170	197,843
Other comprehensive income	-	347	-	347	(6,823)	(6,476)
Comprehensive income	-	347	166,673	167,020	24,347	191,367
Dividends	-	-	(229,529)	(229,529)	(32,073)	(261,602)
Equity As of December 31, 2014	257,010	7,838	812,519	1,077,367	175,901	1,253,268

327

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries: Summary Financial Statements

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2015 and December 31, 2014, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2015	12/31/2014
					ThUS$	ThUS$
Foreign	SQM Africa Pty. Ltd..	Other related parties	South Africa	Sale of products	43,309	46,718
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	1,153	1,078
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	286	1,245
Foreign	SQM Ecuador S.A.	Other related parties	Ecuador	Sale of products	10,503	7,142
Foreign	SQM Europe N.V.	Other related parties	Belgium	Sale of products	198,260	170,632
Foreign	SQM Europe N.V.	Other related parties	Belgium	Services received	6	-
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	Current account interest	749	643
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of products	102,428	88,917
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of fixed asset	6	118
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Current account interest	1,439	10,275
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Services received	2,086	3,491
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Rental service	-	304
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Services provided	5,155	3,669
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Dividends	-	1,270
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	230	151
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	4,702	4,316
93.007.000-9	SQM S.A.	Parent	Chile	Services provided	1,588	1,588
93.007.000-9	SQM S.A.	Parent	Chile	Services received	2,474	2,378
Foreign	SQM North America Corp.	Other related parties	United States	Sale of products	81,479	64,624
79.768.170-9	Soquimich Comercial S.A.	Other related parties	Chile	Sale of products	28,030	35,751
Foreign	Ajay North America	Associate	United States United States	Dividends	5,185	7,139
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	37,435	41,272
Foreign	Kowa Company Ltd.	Other related parties	Japan	Commissions	-	1,274
79.770.780-5	SIT S.A.	Other related parties	Chile	Current account interest	4,836	8,003
79.770.780-5	SIT S.A.	Other related parties	Chile	Services received	-	14,037
Foreign	SQM Comercial de México S.A. de C.V.	Other related parties	México	Sale of products	48,459	40,356
Foreign	SQM Iberian S.A.	Other related parties	Spain	Sale of products	22,962	12,752
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	21,030	40,653
Foreign	Sichuan SQM Migao Chemical	Other related parties	China	Sale of products s	19,355	33,760
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Perú	Sale of products	17,522	17,924
Foreign	Charlle SQM Thailandia	Other related parties	Tailand	Sale of products	308	335
Foreign	SQM Thailand Limited	Other related parties	Tailand	Sale of products	4,871	6,110
Foreign	SQM Beijing Commercial Co. Ltd.	Other related parties	China	Sale of products	-	327

328

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries: Summary Financial Statements

Trade receivables due from related parties, current:

			Country of
Tax ID N°	Company	Nature	origin	Currency	12/31/2015	12/31/2014
					ThUS$	ThUS$
Foreign	Nitratos Naturais Do Chile Ltda.	Other related parties	Brazil	US$	2,358	2,358
Foreign	SEH	Other related parties	Holanda	US$	78,637	88,173
79.770.780-5	SIT S.A.	Associate	Chile	US$	-	106
Foreign	SQM ( thailand ) Limited	Other related parties	Thailand	US$	6,310	5,977
Foreign	SQm Africa Ltd	Other related parties	South Africa	US$	40,625	36,673
Foreign	SQM Corporation N.V	Other related parties	Dutch Antille	US$	3,539	3,533
Foreign	SQM Ecuador S.A	Other related parties	Ecuador	US$	10,503	6,109
Foreign	SQM Europe N.V	Other related parties	Belgium	US$	86,328	63,710
Foreign	SQM Iberian S.A.	Other related parties	Spain	US$	11,645	10,588
79.947.100-0	SQM Industrial S.A	Common parent	Chile	US$	49,325	17,564
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	US$	16,185	11,587
Foreign	SQM North America Corp.	Associate	United States	US$	65,280	68,391
Foreign	SQM Perú	Other related parties	Perú	US$	1,080	1,080
79.768.170-9	SQMC S.A.	Other related parties	Chile	US$	10,225	6,305
Foreign	SQMC de México S.A.	Other related parties	México	US$	20,967	14,687
Foreign	Kowa ( Japón )	Other related parties	Japan	US$	17,336	14,880
Foreign	Ajay North America llc	Other related parties	United States	US$	23	23
Foreign	Charlee SQM Thailand Co.Ltd	Other related parties	Thailand	US$	305	-
77.557.430-5	Sales de Magnesio Ltda	Associate	Chile	US$	352	333
Foreign	SQM Migao Sichuan Fertilizer	Other related parties	China	US$	12,794	22,351
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	US$	11,456	21,350
Foreign	SQM Vitas Fzco	Other related parties	United Arab Emirates	US$	65	65
Foreign	SQM Vitas Perú S.A.C	Other related parties	Perú	US$	8,250	12,068
93.007.000-9	SQM S.A.	Parent	Chile	US$	854	22,786
Total as of to date					454,442	587,273

329

10) FINANCIAL REPORTS

SQM Potasio S.A. and Subsidiaries: Summary Financial Statements

Trade payables due to related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2015	12/31/2014
					ThUS$	ThUS$
Foreign	RS Agro Chemical Tranding	Associate	Aruba	US$	5,188	5,189
79.770.780-5	SIT S.A.	Associate	Chile	US$	13,496	129,188
Foreign	SQM(beijing) Commercial Co.,Ltd.	Other related parties	China	US$	1,718	1,284
Foreign	SQM Brasil Limitada	Other related parties	Brazill	US$	-	-
Foreign	SQM Europe N.V.	Other related parties	Belgium	US$	-	96
79.947.100-0	SQM Industrial S.A.	Matriz Común	Chile	US$	-	14,354
Foreign	SQMC de México S.A.	Other related parties	México	US$	-	5,021
Foreign	Charlee SQM(thailand) Co	Other related parties	Thailand	US$	-	21
93.007.000-9	SQM S.A.	Matriz	Chile	US$	322,898	5,350
Total as of to date					343.300	160,503

330

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. and Subsidiaries: Summary Financial Statements

Summary Consolidated Classified Statements of Financial

	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$
Assets

Current assets
Cash and cash equivalents	187,718	99,989
Trade receivables due from related parties, current	265,134	297,767
Current inventories	1,017,417	942,008
Other current assets	130,998	88,221
Total current assets	1,601,267	1,427,985

Non-current assets
Investments in associates	68,101	70,212
Property, plant and equipment	549,254	615,711
Other non-current assets	31,705	36,211
Total non-current assets	649,060	722,134
Total assets	2,250,327	2,150,119

Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	1,037,251	916,970
Other current liabilities	163,177	163,584
Total current liabilities	1,200,428	1,080,554

Non-current liabilities
Deferred tax liabilities	64,565	73,680
Other non-current liabilities	21,252	27,769
Total non-current liabilities	85,817	101,449
Total liabilities	1,286,245	1,182,003

Equity
Equity attributable to owners of the Parent	907,559	906,549
Non-controlling interests	56,523	61,567
Total equity	964,082	968,116
Total liabilities and equity	2,250,327	2,150,119

331

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. and Subsidiaries: Summary Financial Statements

Summary Consolidated Statements of Income by Function

	January to December
	2015	2014
	ThUS$	ThUS$
Revenue	1,636,597	1,892,883
Cost of sales	(1,506,618)	(1,678,630)
Gross profit	129,979	214,253
Profit (loss) from operating activities	24,785	114,145
Profit (loss) before taxes	20,501	106,527
Income tax expense, continuing operations	(3,923)	(29,011)

Profit for the year	16,578	77,516
Profit attributable to
Owners of the Parent	19,144	73,289
Non-controlling interests	(2,566)	4,227
Profit for the year	16,578	77,516

	January to December
	2015	2014
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	0.0268	0.1025
Basic earnings per share (US$ per share) from continuing operations	0.0268	0.1025
Diluted common shares

Diluted earnings per share (US$ per share)	0.0268	0.1025
Diluted earnings per share (US$ per share) from continuing operations	0.0268	0.1025

332

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. and Subsidiaries: Summary Financial Statements

Summary Consolidated Statements of comprehensive income

	January to December
	2015	2014
	ThUS$	ThUS$

Profit for the year	16,578	77,516
Other comprehensive income	(8,935)	(4,458)
Resultado integral Total	7,643	73,058
Comprehensive income attributable to
Owners of the Parent	11,384	69,197
Non-controlling interests	(3,741)	3,861
Total comprehensive income	7,643	73,058

Summary Consolidated Statements of Cash Flows

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	202,650	147,128

Net cash generated from (used in) investing activities	(101,389)	(8,372)

Net cash generated from (used in) financing activities	(12,756)	(135,321)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	88,503	3,436
Effects of exchange rate fluctuations on cash held	(774)	(2,272)
Net (decrease) increase in cash and cash equivalents	87,729	1,164
Cash and cash equivalents at beginning of period	99,989	98,825
Cash and cash equivalents at end of period	187,718	99,989

333

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. and Subsidiaries: Summary Financial Statements

Summary Consolidated Statements of Changes in Equity

2015	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	715,066	(3,112)	194,595	906,549	61,567	968,116
Profit for the year)	-	-	19,144	19,144	(2,566)	16,578
Other comprehensive income	-	(7,760)	-	(7,760)	(1,175)	(8,935)
Comprehensive income	-	(7,760)	19,144	11,384	(3,741)	7,643
Dividends	-	-	(10,374)	(10,374)	(1,303)	(11,677)
Equity as of December 31, 2015	715,066	(10,872)	203,365	907,559	56,523	964,082

2014	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	715,066	980	263,851	979,897	60,088	1,039,985
Profit for the year	-	-	73,289	73,289	4,227	77,516
Other comprehensive income	-	(4,092)	-	(4,092)	(366)	(4,458)
Comprehensive income	-	(4,092)	73,289	69,197	3,861	73,058
Dividends	-	-	(133,294)	(133,294)	(2,382)	(135,676)
Increase (decrease) in transfers and other changes	-	-	(9,251)	(9,251)	-	(9,251)
Equity as of December 31, 2014	715,066	(3,112)	194,595	906,549	61,567	968,116

334

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. and Subsidiaries: Summary Financial Statements

Balances and transactions with related parties

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2015, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Detailed identification of the link between the Parent and subsidiary

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2015 and December 31, 2014, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2015 ThUS$	12/31/2014 ThUS$
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Sale of services	6,577	7,440
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Purchase products	146,731	123,390
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Purchase fixed asset	1,368	-
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Sale of fixed assets	251	253
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Current account interest	31,172	37,073
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Current account interest	2,857	4,435
93.007.000-9	SQM S.A.	Parent	Chile	Sale of solutions	143,233	209,834
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	31,171	28,469
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	15,963	33,073
93.007.000-9	SQM S.A.	Parent	Chile	Sale of services	585	585
93.007.000-9	SQM S.A.	Parent	Chile	Rental payments received	241	266
93.007.000-9	SQM S.A.	Parent	Chile	Purchase fixed asset	2,081	112
93.007.000-9	SQM S.A.	Parent	Chile	Sale of fixed assets	1,036	1,691
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of product	216	-
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of services	710	16,957
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Rental payments received	216	238
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Purchase fixed asset	1,665	-
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of fixed assets	933	118
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Current account interest	1,146	2,859
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Current account interest	4,841	8,003

335

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. and Subsidiaries: Summary Financial Statements

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2015 ThUS$	12/31/2014 ThUS$
Foreign	Royal Seed Trading Corporation A.V.V.	Other related parties	Aruba	Current account interest	923	1,245
Foreign	SQM Investment Corporation N.V	Other related parties	Dutch Antilles	Current account interest	679	1,060
Foreign	Ajay Europe SARL	Associate	France	Sale of products	23,545	27,678
Foreign	Ajay Europe SARL	Associate	France	Dividends	1,748	3,433
Foreign	Abu Dhabi Fertilizer Industries WWL.	Associate	United Arab Emirates	Sale of products	7,901	8,535
Foreign	Ajay North America LLC	Other related parties	United States	Sale of products	15,618	22,838
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	17,842	26,806
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	7,348	5,834
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Current account interest	298	7,429
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,249	6,517
Foreign	SQM Japon Co. Ltd.	Other related parties	Japan	Sale of products	617	746
Foreign	Coromandel SQM	Joint venture	India	Sale of products	4,012	4,930
Foreign	Sichuan SQM Migao Chemical Fertiliezers Co Ltda.	Joint venture	China	Sale of products	3,270	20,004
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	Sale of products	10,989	11,188
Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Sale of products	1,060	1,681
Foreign	SQM Vitas Perú S.A.C.	Joint venture	Perú	Sale of products	17,064	13,053
Foreign	SQM Vitas Southem Africa Pty	Joint venture	South Africa	Sale of products	2,187	13,975
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	8,587	7,700

336

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. and Subsidiaries: Summary Financial Statements

Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$
79.876.080-7	Adepo Ltda	Other related parties	Chile	Ch$	1	1
Extranjero	Comercial Caiman Int. S.A.	Other related parties	Panama	US$	799	797
76.425.380-9	Exploraciones Mineras S.A..	Other related parties	Chile	US$	33	31
76.359.919-1	Orcoma Estudio Spa	Other related parties	Chile	US$	1	14
Extranjero	SQm Japan K.K.	Other related parties	Japan	US$	75	96
Extranjero	Soquimich SRL Argentina	Subsidiary	Argentina	US$	159	160
79.049.778-9	Callegari Agrícola S.A.	Jointly controlled entity	Chile	Ch$	52	87
Extranjero	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	1,127	-
96.511.530-7	Soc. Inv P. Calichera S.A.	Jointly controlled entity	Chile	US$	6	7
Extranjero	Abu Dhabi Fertilizer Ind	Other related parties	United Arab Emirates	US$	772	3,595
Extranjero	Ajay Europe SARL	Other related parties	France	US$	2,827	3,382
Extranjero	Ajay North América llc	Other related parties	United States	US$	1,808	2,131
Extranjero	Charlee SQM Thailand Co.	Other related parties	Thailand	Bath Tailandés	2,032	2,580
Extranjero	Doktor Tarsa	Other related parties	Turkey	US$	9,314	(71)
77.557.430-5	Sales de Magnesio Ltda.	Other related parties	Chile	US$	25	7
Extranjero	Coromandel SQM India	Joint venture	India	Rupia India	751	2,534
Extranjero	SQM Star Qingdao Corp Nutrition Co., Ltd	Joint venture	China	US$	52	36
Extranjero	SQM Migao Sichuan Fertilizer	Joint venture	China	US$	8,670	21,549
Extranjero	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	7,699	8,075
Extranjero	SQM Vitas Fzco.	Joint venture	United Arab Emirates	US$	-	458
Extranjero	SQM Vitas Perú S.A.C	Joint venture	Perú	US$	7,777	8,648
Extranjero	SQM Vitas Southern Africa Pty.	Joint venture	South Africa	US$	-	3,772
Extranjero	SQM Vitas Spain (JV)	Joint venture	Spain	US$	566	1,099
93.007.000-9	SQM S.A.	Parent	Chile	US$	5,861	-
Total as of to date					50.407	488,837

337

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. and Subsidiaries: Summary Financial Statements

Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$
Foreign o	Royal Seed Trading Co.	Other related parties	Aruba	US$	30,239	67,810
Foreign	SQM Investment Co.	Other related parties	Dutch Antilles	US$	40,879	40,820
96.592.190-7	SQM Nitratos S.A.	Other related parties	Chile	US$	494,516	542,461
79.626.800-k	SQM Salar S.A.	Other related parties	Chile	US$	260,080	37,932
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Ch$	20,343	12,579
Foreign	SQMC Holding Corporation L.L.P.	Other related parties	United States	US$	21,136	17,272
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	316	-
Foreign	SQM Vitas Plantacote B.V	Other related parties	Holland	Euro	184	159
Foreign	Kowa Company Ltd.	Other related parties	Japan	US$	-	150
93.007.000-9	SQM S.A.	Parent	Chile	US$	169,558	197,787
Total as of to date					1.037.251	916,970

Trade payables due to related parties, non-current:

Tax ID No	Company	Nature	Country of origin	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$
93.007.000-9	Sociedad Química y Minera de Chile S.A.	Parent	Chile	US$	-	1,781
Total as of to date					-	1,781

338

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: Summary Financial Statements

Summary Classified Statements of Financial Position

	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$
Assets

Current assets
Trade receivables due from related parties, current	507,058	614,410
Other current assets	14,889	23,662
Total current assets	521,947	638,072

Non-current assets
Property, plant and equipment	55,035	93,541
Other non-current assets	14,124	15,814
Total non-current assets	69,159	109,355
Total assets	591,106	747,427

Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	518,068	667,775
Other current liabilities	13,834	11,867
Total current liabilities	531,902	679,642

Non-current liabilities
Deferred tax liabilities	7,781	19,075
Provisions for employee benefits, non-current	132	2,210
Total non-current liabilities	7,913	21,285
Total liabilities	539,815	700,927

Equity
Equity attributable to owners of the Parent	51,291	46,500
Non-controlling interests	-	-
Total equity	51,291	46,500
Total liabilities and equity	591,106	747,427

339

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: Summary Financial Statements

Summary Statements of Income by Function

	January to December
	2015	2014
	ThUS$	ThUS$
Revenue	146,731	123,390
Cost of sales	(123,282)	(118,730)
Gross profit	23,449	4,660
Profit (loss) from operating activities	(4,689)	1,939
Profit (loss) before taxes	(5,056)	172
Income tax expense, continuing operations	4,341	(701)
Profit for the year	(715)	(529)

	January to December
	2015	2014
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	0.0156	0.0115
Basic earnings per share (US$ per share) from continuing operations	0.0156	0.0115
Diluted common shares
Diluted earnings per share (US$ per share)	0.0156	0.0115
Diluted earnings per share (US$ per share) from continuing operations	0.0156	0.0115

340

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: Summary Financial Statements

Summary Statements of Comprehensive Income

	2015	2014
	ThUS$	ThUS$

Profit for the year	(715)	(529)
Other comprehensive income	(24)	-
Total comprehensive income	(739)	(529)

Comprehensive income attributable to
Owners of the Parent	(739)	(529)
Non-controlling interests	-	-
Total comprehensive income	(739)	(529)

Summary Statements of Cash Flows

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	1,642	4,304
Net cash generated from (used in) investing activities	(1,621)	(4,258)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	21	46

Effects of exchange rate fluctuations on cash held	(20)	(80)
Net (decrease) increase in cash and cash equivalents	1	(34)
Cash and cash equivalents at beginning of period	74	108
Cash and cash equivalents at end of period	75	74

341

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: Summary Financial Statements

Summary Statements of Changes in Equity

2015	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	30,350	-	16,150	46,500	-	46,500
Profit for the year)	-	-	(715)	(715)	-	(715)
Other comprehensive income		(24)	-	(24)	-	(24)
Comprehensive income	-	(24)	(715)	(739)	-	(739)
Dividends	-	-	5,530	5,530	-	5,530
Equity as of December 31, 2015	30,350	(24)	20,965	51,291	-	51,291

2014	Share capital	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	30,350	43,231	73,581	-	73,581
Profit for the year)	-	(529)	(529)	-	(529)
Comprehensive income	-	(529)	(529)	-	(529)
Dividends	-	(19,972)	(19,972)	-	(19,972)
Increase (decrease) in transfers and other changes	-	(6,580)	(6,580)	-	(6,580)
Equity as of December 31, 2015	30,350	16,150	46,500	-	46,500

342

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: Summary Financial Statements

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2015, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

Tax ID No	Company	Nature	Country of origin	Transaction	12/31/2015 ThUS$	12/31/2014 ThUS$
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of products	146,731	123,389
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Services received	76	5,777
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Current account interest	31,172	37,073
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Purchase fixed asset	251	234
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of fixed assets	1,368	-
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Advisory services	4,269	-
93.007.000-9	SQM S.A.	Parent	Chile	Mining concession rental service	11,172	10,870
93.007.000-9	SQM S.A.	Parent	Chile	Services received	12	977
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	29,264	35,378
93.007.000-9	SQM S.A.	Parent	Chile	Dividends	-	19,973
93.007.000-9	SQM S.A.	Parent	Chile	Purchase fixed asset	-	19
79.770.780-5	Serv. Integrales de Tránsito y Transferencias S.A.	Other related parties	Chile	Advisory services	504	-
79.770.780-5	Serv. Integrales de Tránsito y Transferencias S.A.	Other related parties	Chile	Services received	6,045	6,623
79.770.780-5	Serv. Integrales de Tránsito y Transferencias S.A.	Other related parties	Chile	Current account interest	2,857	4,435
79.626.800-K	SQM Salar S.A.	Other related parties	Chile	Current account interest	13	16
76.725.380-9	Exploraciones Mineras S.A.	Other related parties	Chile	Current account interest	16	21
79.906.120-1	Isapre Norte Grande Ltda.	Other related parties	Chile	Services received	219	392
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Other related parties	Chile	Services received	236	340
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Current account interest	720	643
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Services received	3,233	3,233

343

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: Summary Financial Statements

Trade receivables due from related parties, current:

RUT	Nombre	Naturaleza	País de origen	Moneda	12/31/2015 ThUS$	12/31/2014 ThUS$
79.947.100-0	SQM Industrial S.A.	Matriz común	Chile	US$	507,058	614,410
				Total as of to date	507,058	614,410

Trade payables due to related parties, current:

RUT	Nombre	Naturaleza	País de origen	Moneda	12/31/2015 ThUS$	12/31/2014 ThUS$
93.007.000-9	SQM S.A.	Matriz	Chile	US$	489,340	584.239
96.651.060-9	SQM Potasio S.A.	Other related parties	Chile	US$	15,571	11.005
79.770.780-5	SIT S.A.	Other related parties	Chile	US$	12,542	71.949
79.626.800-k	SQM Salar S.A.	Other related parties	Chile	US$	279	263
76.425.380-9	Exploraciones Mineras S.A.	Other related parties	Chile	US$	335	319
				Total as of to date	518.067	667,775

As of December 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

344

10) FINANCIAL REPORTS

ORCOMA SPA: Summary Financial Statements

Summary Classified Statements of Financial Position

Assets	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$

Current assets

Other current non-financial assets	-	3
Total current assets	-	3

Non-current assets
Intangible assets other than goodwill	2,356	2,356
Total non-current assets	2,356	2,356
Total assets	2,356	2,359

Liabilities and Equity	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$

Liabilities
Current liabilities
Trade payables due to related parties, current	8	4
Total current liabilities	8	4

Equity
Share capital	2,358	2,358
Retained earnings	(10)	(3)
Total equity	2,348	2,355
Total liabilities and equity	2,356	2,359

Summary Statements of Income by Function

	January to December
	2015	2014
	ThUS$	ThUS$
Administrative expenses	(7)	(3)
Profit (loss) from operating activities	(7)	(3)

Profit for the year	(7)	(3)

345

10) FINANCIAL REPORTS

ORCOMA SPA: Summary Financial Statements

Summary Statements of Changes in Equity

2015	Share capital	Retained earnings	Equity attributable to owners of the Parent	Total
	THUS$	THUS$	THUS$	THUS$
Equity at beginning of the year	2,358	(3)	2,355	2,355
Profit for the year)	-	(7)	(7)	(7)
Other comprehensive income	-	-	-	-
Comprehensive income	-	(7)	(7)	(7)

Equity as of December 31, 2015	2,358	(10)	2,348	2,348

2014	Share capital	Retained earnings	Equity attributable to owners of the Parent	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	2,358	-	2,358	2,358
Profit for the year)	-	-	-	-
Other comprehensive income	-	-	-	-
Comprehensive income	-	(3)	(3)	(3)

Equity as of December 31, 2014	2,358	(3)	2,355	2,355

346

10) FINANCIAL REPORTS

ORCOMA SPA: Summary Financial Statements

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them

As of December 31, 2015 and December 31, 2014, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2015	12/31/2014
					ThUS$	ThUS$

93.007.000-9	SQM S.A.	Parent	Chile	Capital contribution	-	2,358
93.007.000-9	SQM S.A	Parent	Chile	Municipal patent expenses	-	3

347

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: Summary Financial Statements

Summary Classified Statements of Financial Position

Assets	As of December 31, 2015 ThUS$	As of December 31, 2014 MUS$

Current assets
Cash and cash equivalents	6	12
Trade receivables due from related parties, current	5,188	5,189
Total current assets	5,194	5,201
Total assets	5,194	5,201

Liabilities and Equity	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$

Equity
Share capital	6	6
Retained earnings	5,188	5,195
Equity attributable to owners of the Parent	5,194	5,201
Total equity	5,194	5,201
Total liabilities and equity	5,194	5,201

Summary Statements of Income by Function

	January to December
	2015 ThUS$	2014 ThUS$

Profit (loss) from operating activities	(6)	(2)
Profit (loss) before taxes	(7)	(3)
Income tax expense, continuing operations	-	-
Profit (loss) from continuing operations	(7)	(3)

Profit for the year	(7)	(3)

	January to December
	2015	2014
	US$	US$
Earnings per share
Common shares	60	60
Basic earnings per share (US$ per share)	(0.12)	(0.05)

Basic earnings per share (US$ per share) from continuing operations	(0.12)	(0.05)

Diluted common shares
Diluted earnings per share (US$ per share)	(0.12)	(0.05)

Diluted earnings per share (US$ per share) from continuing operations	(0.12)	(0.05)

348

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: Summary Financial Statements

Summary Statements of Comprehensive Income

	January to December
	2015	2014
	ThUS$	ThUS$

Profit for the year	(7)	(3)
Total comprehensive income	(7)	(3)

Statements of cash flows s

	31/12/2014 ThUS$	31/12/2013 ThUS$

Net cash generated from (used in) operating activities	(6)	(3)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(6)	(3)

Net (decrease) increase in cash and cash equivalents	(6)	(3)
Cash and cash equivalents at beginning of period	12	15
Cash and cash equivalents at end of period	6	12

Summary Statements of Changes in Equity

2015	Share capital	Retained earning	Total
	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	6	5,195	5,201

Profit for the year)	-	(7)	(7)

Comprehensive income	-	(7)	(7)

Equity as of December 31, 2015	6	5,188	5,194

2014	Share capital	Retained earning	Total
	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	6	5,198	5,204

Profit for the year)	-	(3)	(3)

Comprehensive income	-	(3)	(3)

Equity as of December 31, 2014	6	5,195	5,201

349

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: Summary Financial Statements

Transactions with related parties

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2015 and December 31, 2014, there are no transactions between Rs Agro Chemical Trading Corporation A.V.V. and related parties.

As of December 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

Trade receivables due from related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$
Foreign	SQM Investment Corporation N.V.	Associate	Aruba	US$	5,188	5.189
Total as of to-date					5.188	5,189

350

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: Summary Financial Statements

Summary Classified Statements of Financial Position

	As of December 31, 2015 ThUS$	As of December 31, 2014 ThuS$
Assets

Current assets
Cash and cash equivalents	2,057	4,630
Other current non-financial assets	1	-
Total current assets	2,058	4,630

Non-current assets
Property, plant and equipment	2,931	1,375
Total non-current assets	2,931	1,375
Total assets	4,989	6,005

Liabilities and Equity

Liabilities
Current liabilities
Trade and other receivables, current	94	3
Trade receivables due from related parties, current	245	1,368
Current tax liabilities	3	-
Other current non-financial liabilities	4	-
Total current liabilities	346	1,371
Total liabilities	346	1,371

Equity
Share capital	4,632	4,632
Retained earnings	11	2
Total equity	4,643	4,634
Total liabilities and equity	4,989	6,005

351

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: Summary Financial Statements

Summary Statements of Income by Function

		January to December
	Nota	2015	2014
	N°	ThUS$	ThUS$
Foreign currency translation differences		12	2
Profit (loss) before taxes		12	2
Income tax expense, continuing operations		(3)	-
Profit (loss) from continuing operations		9	2

Profit for the year		9	2

Summary Statements of Comprehensive Income

	January to December
	2015	2014
	ThUS$	ThUS$

Profit for the year	9	2
Other comprehensive income	-	-
Total comprehensive income	9	2

352

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: Summary Financial Statements

Summary Statements of Cash Flows

	12/31/2015	12/31/2014
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	(1,017)

Net cash generated from (used in) financing activities	-	4,630
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(2,573)	4,630
Net (decrease) increase in cash and cash equivalents	(2,573)	4,630
Cash and cash equivalents at beginning of period	4,630	-
Cash and cash equivalents at end of period	2,057	4,630

Summary Statements of Changes in Equity

2015	Share capital	Retained earnings (accumulated deficit)	Total equity
	ThUS$	ThUS$	ThUS$
Initial balance, current year at 01/01/2015	4,632	2	4,634
Restated initial balance
Profit (loss)	-	9	9
Comprehensive income	-	9	9
Closing balance, current year at 12/31/2015	4,632	11	4,643

2014	Share capital	Equity attributable to owners of the Parent	Total
	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	2	-	2
Profit for the year)	-	2	2
Comprehensive income	-	2	2
Share issuance	4,630		4,630
Equity as of December 31, 2014	4,632	2	4,634

353

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: Summary Financial Statements

Related party disclosures

Balances pending at each year-end are not guaranteed and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the year ended December 31, 2015, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Relationships between the parent and the entity

Orcoma Estudios SPA. Is controlled by two shareholders, Sociedad Química y Minera de Chile S.A. and IM Inversiones Limitada with ownership percentages of 51% and 49%, respectively.

Sociedad Química y Minera de Chile S.A. is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance under No. 0184 of March 18, 1983 and accordingly, is subject to the oversight of such regulating authority.

Detailed identification of the link between the Parent and subsidiary

As of December 31, 2015 and December 31, 2014, the detail of entities that are a related parties is as follows

Tax ID No.	Name	Country of origin	Functional currency	Nature
93.007.000-9	Sociedad Química y Minera de Chile S.A.	Chile	U.S. dollar	Parent
79.947.100-0	SQM Industrial S.A.	Chile	U.S. dollar	Other related parties

Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$

79.947.100-0	SQM Industrial S.A.	Other related parties	Chile	US$	-	14
93.007.000-9	SQM S.A.	Parent	Chile	Ch$	245	1,354
Total as of to-date					245	1.368

As of December 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

354

10) FINANCIAL REPORTS

AJAY SQM CHILE: Summary Financial Statements

Summary Classified Statements of Financial Position

	As of December 31, 2015 ThUS$	As of December 31, 2014 ThUS$
Assets

Current assets
Trade and other receivables, current	3,031	4,875
Trade receivables due from related parties, current	6,629	2,566
Current inventories	6,400	8,014
Other current assets	984	2,743
Total current assets	17,044	18,198

Non-current assets
Property, plant and equipment	902	987
Other non-current assets	156	139
Total non-current assets	1,058	1,126
Total assets	18,102	19,324
Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	667	826
Other current liabilities	211	309
Total current liabilities	878	1,135

Non-current liabilities
Deferred tax liabilities	116	150
Provisions for employee benefits, non-current	563	688
Total non-current liabilities	679	838
Total liabilities	1,557	1,973

Equity
Total equity	16,545	17,351
Total liabilities and equity	18,102	19,324

355

10) FINANCIAL REPORTS

AJAY SQM CHILE: Summary Financial Statements

Summary Statements of Income by Function

	January to December
	2015 ThUS$	2014 ThUS$
Revenue	38,414	57,305
Cost of sales	(33,697)	(49,678)
Gross profit	4,717	7,627
Profit (loss) from operating activities	4,139	6,880
Profit (loss) before taxes	4,094	6,714
Income tax expense, continuing operations	(929)	(1,418)

Profit for the year	3,165	5,296

	January to December
	2015	2014
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	3.319	5.554

Basic earnings per share (US$ per share) from continuing operations	3.319	5.554

Diluted common shares
Diluted earnings per share (US$ per share)	3.319	5.554

Diluted earnings per share (US$ per share) from continuing operations	3.319	5.554

356

10) FINANCIAL REPORTS

AJAY SQM CHILE: Summary Financial Statements

Summary Statements of Cash Flows

	2015	2014
	ThUS$	ThUS$

Net cash generated from (used in) operating activities	2,273	6,674

Net cash generated from (used in) investing activities	(35)	(32)

Net cash generated from (used in) financing activities	(3,972)	(5,916)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(1,734)	726

Effects of exchange rate fluctuations on cash held	-	-
Net (decrease) increase in cash and cash equivalents	(1,734)	726
Cash and cash equivalents at beginning of period	1,981	1,255
Cash and cash equivalents at end of period	247	1,981

357

10) FINANCIAL REPORTS

AJAY SQM CHILE: Summary Financial Statements

Summary Statements of Changes in Equity

2015	Share capital	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	5,314	12,037	17,351	-	17,351
Profit for the year)	-	3,165	3,165	-	3,165
Comprehensive income	-	3,165	3,165	-	3,165
Dividends	-	(3,972)	(3,972)	-	(3,972)
Equity as of December 31, 2015	5,314	11,230	16,544	-	16,544

2014	Share capital	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	5,314	12,657	17,971	-	17,971
Profit for the year)	-	5,296	5,296	-	5,296
Comprehensive income	-	5,296	5,296	-	5,296
Dividends	-	(5,916)	(5,916)	-	(5,916)
Equity as of December 31, 2014	5,314	12,037	17,351	-	17,351

358

10) FINANCIAL REPORTS

AJAY SQM CHILE: Summary Financial Statements

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2015, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Relationships between the parent and the entity

Ajay-SQM Chile S.A., Is controlled by two shareholders Sociedad Química y Minera de Chile S.A., and Ajay Chemicals Inc, with ownership percentages of 51% and 49%, respectively.

Sociedad Química y Minera de Chile S.A., is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

Detailed identification of the link between the Parent and subsidiary

As of December 31, 2015 and December 31, 2014, the detail of entities that are a related parties is as follows

Tax ID No.	Name	Country of origin	Functional currency	Nature

93.007.000-9	Sociedad Química y Minera de Chile S.A.	Chile	US$	Parent

Trade receivables due from related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2015 ThUS$	12/31/2014 ThUS$

93.007.000-9	SQM S.A.	Parent	Chile	Ch$	6,629	2,566
Total					6,629	2,566

As of December 31, 2015 and December 31, 2014, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

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11) RESPONSIBILITY STATEMENT

11)	RESPONSIBILITY STATEMENT

The Directors and Chief Executive Officer of SQM S.A. declare that we have exercised our respective functions as administrators and chief executive of the Company in conformity with the practices that are customarily used for such purposes in Chile and, in accordance with these practices, we swear under oath that the information in this 2015 Annual Report is true and that we accept any liability that may arise from this statement.

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11) RESPONSIBILITY STATEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: April 7, 2016
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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